Notice of
2026 Annual Meeting
Proxy Statement



2025
ANNUAL REPORT









GXO Logistics, Inc. (NYSE: GXO), together with its subsidiaries ("GXO," the "Company," "our" or "we") is the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. We provide our customers with high-value-add warehousing and distribution, order fulfillment, ecommerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled customized solutions at scale. As of December 31, 2025, our 154,000 team members operated in 1,043 facilities worldwide, totaling approximately 221 million square feet of space, primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

 

Forward-looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are qualified by cautionary statements regarding unknown risks, uncertainties, and assumptions as can be found in GXO's filings with the U.S. Securities and Exchange Commission and accessed through the company's website http://www.gxo.com. Forward-looking statements set forth in this document speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.



GXO LOGISTICS, INC.
Two American Lane
Greenwich, Connecticut 06831

April 22, 2026

To Our Valued Stockholders,

As supply chains become more complex, GXO's technologically advanced global solutions are delivering compelling value to customers. These strengths contributed to our record top- and bottom-line performance in 2025 as well as continued commercial momentum into 2026.

2025 was both a strong year and a transition year. We began laying the foundation for our next phase of growth. In August, Patrick Kelleher was appointed Chief Executive Officer. He brings decades of experience in disciplined execution, innovation, and growth. Patrick and his team have set clear priorities for 2026 and are already making solid progress.

Our board brings strong operational and industry experience aligned with GXO's strategy. I joined as part of this board refresh in 2025 and became the non-executive chairman in January. I look forward to building on the strong foundation established by Brad Jacobs.

Over the past year, we have taken steps to improve operational performance, and this will continue into 2026. These actions position GXO to accelerate organic growth, expand margins, and improve free cash flow conversion.

GXO has strong capabilities, talented people, and a clear opportunity ahead. I look forward to working with the board and management team to take our performance to the next level as a global logistics market leader.

Thank you for your continued trust in, and support of, GXO Logistics.

Patrick Byrne
Chairman of the Board
GXO Logistics, Inc.



CEO Letter to Stockholders

Dear GXO Stockholders,

It is my honor to write my first stockholder letter as GXO's CEO, after joining the Company last August.

2025 was the strongest year in GXO's history, underscoring the company's position as a category-defining leader with significant long-term growth potential ahead.

During the year, GXO delivered record revenue of $13.2 billion, net income of $36 million and record adjusted EBITDA[1] of $881 million, with organic growth in every region. We also secured more than $1 billion in new business wins for the third consecutive year, providing visibility to accelerating growth in 2026.

Fueled by the dedication of our global team, these results demonstrate the resilience of our business model and the value we deliver for our customers and stockholders.

The Opportunity

Since joining last summer, I've visited sites across the United States, the United Kingdom & Ireland, and Continental Europe, and met with our teams, customers, and partners to get under the hood of our operations and culture. What I've seen firsthand is an exceptional company with deep operational expertise, strong customer relationships and a culture anchored in speed, accountability and execution.

There is a massive, untapped opportunity in this industry. Contract logistics has a total addressable market exceeding $500 billion, and as supply chains become ever more complex, there is meaningful potential to expand GXO's market share as companies increasingly seek specialized partners.

We are particularly well positioned to capture this opportunity given our global scale, technology leadership, operational expertise and strong positions across key customer segments and verticals.

Our Strategic Priorities

Our top priorities are faster growth, higher margins and sharper execution and we have taken swift action to strengthen the organization to deliver.

Sharpening our commercial focus is critical to driving organic growth. We are strengthening our global relationships with blue-chip customers and focusing on diversification into high-growth verticals such as aerospace and defense, industrial, life sciences and technology – specifically data center infrastructure supporting hyperscalers. We are also prioritizing key geographies and energizing our approach where we see significant opportunity to expand, including in North America.

In parallel, we are strengthening our operating model by moving from regional strength to global leverage. Our regions are strong yet there is clear upside by deploying consistent operating standards, sharing best practices and standardizing what is "best in class" across the organization. Scaling a single operating methodology across our global network, the "GXO Way," will enhance productivity while still maintaining our ability to deliver bespoke solutions tailored to customer needs.

Finally, we continue to extend GXO's industry leadership in technology and automation, with a particular focus on accelerating AI and robotics. We are laser focused on amplifying our competitive differentiation as these technologies continue to evolve. A key focus is the continued rollout of GXO IQ, our AI powered warehouse operating system, which is already improving labor planning, inventory flow, forecasting and workflow management across a growing number of our sites.

Our Progress

In 2025, we took meaningful steps to advance these strategic priorities.

Over the past several months, we strengthened leadership in three key areas -- Commercial, Operations and the Americas and Asia Pacific region -- to accelerate GXO's next phase of growth. These changes are intended to sharpen our go-to-market execution, scale consistent best in class operating standards across the organization and accelerate growth in key verticals and markets, particularly North America, one of the largest and fastest-growing logistics markets globally.

Commercially, we continued to see strong momentum throughout 2025. We secured more than $1 billion in new business wins, along with $774 million of incremental revenue for 2026 – an increase of over 20% year over year. This momentum is supported by our robust pipeline, which is well diversified across regions and scaling in high-growth verticals. With the Wincanton integration on track, we are primed to unlock new growth opportunities.

And we are already seeing encouraging progress in the deployment of advanced technologies across our organization. GXO IQ is already demonstrating strong early results and clear productivity benefits, and we expect to scale the platform across more than 50 sites in 2026. In automation, we expect to have nearly 20,000 robots in operation by the end of this year, alongside humanoid pilots launched across our regions.

We successfully executed a share repurchase program, completed a planned CFO transition with the appointment of a new Chief Financial Officer in March 2026, and further strengthened our financial foundation. We delivered strong free cash flow and maintained disciplined capital allocation, enabling us to continue investing in our business with attractive returns.

Taken together, this progress strengthens our ability to scale GXO's market-leading capabilities and capture the opportunities in front of us.

Looking ahead

As GXO marks its five-year anniversary this year, I am excited about the future of our company. As supply chains become increasingly complex, demand for innovative technology-enabled solutions will only grow. With a solid foundation of proven execution, bold vision and unmatched innovation, we are well positioned to lead the next era of automated, AI-driven supply chains.

On behalf of the GXO global team, thank you for your continued trust and support. Our entire team is highly energized and committed to continuing to deliver value for our stockholders and all our stakeholders in the years ahead.

Patrick Kelleher
Chief Executive Officer

---

[1] Adjusted EBITDA is a non-GAAP measure. Additional information on adjusted EBITDA can be found in Annex A to our company's Proxy Statement.

TABLE OF CONTENTS



GXO LOGISTICS, INC.
Two American Lane
Greenwich, Connecticut 06831

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on May 20, 2026

To the Stockholders of GXO Logistics, Inc.:

Notice is hereby given that the 2026 Annual Meeting of Stockholders (the "Annual Meeting") of GXO Logistics, Inc. ("GXO" or the "company") will be held on Wednesday, May 20, 2026, at 9:00 a.m. Eastern Time. The meeting will be conducted exclusively as a live webcast. You can access the meeting at https://meetnow.global/M5JFT4M with your control number.

The Annual Meeting shall be held for the purposes summarized below and more fully described in the Proxy Statement accompanying this notice:

- To elect ten (10) members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal;

- To ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2026;

- To conduct an advisory vote to approve the executive compensation of our named executive officers ("NEOs"), as disclosed in the Proxy Statement; and

- To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record of our common stock, par value $0.01 per share, as of the close of business on April 16, 2026, are entitled to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. A complete list of these stockholders will be available on the bottom panel of your screen during the Annual Meeting after entering your control number.

Your vote is important. Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented. We ask that you vote your shares as soon as possible.

By Order of the Board of Directors,

Patrick Byrne
Chairman of the Board
GXO Logistics, Inc.

Greenwich, Connecticut
April 22, 2026

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 20, 2026:

Our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report"), are available at https://www.envisionreports.com/GXO.



















GXO

We support communicating with you via electronic delivery and hope that, for those who have not already enrolled, you will do so by following the instructions below.

www.proxyvote.com   www.envisionreports.com/gxo

Voluntary Electronic Receipt of Proxy Materials

GXO is pleased to deliver proxy materials electronically via the internet. Electronic delivery allows GXO to provide you with the information you need for the Annual Meeting while reducing the environmental impacts and costs of physical delivery of proxy materials.

With your adoption of electronic delivery of proxy materials and the elimination of approximately 39,669 sets of proxy materials as a result, we have been able to save more than 27,272 pounds of paper. This has the following impact on the environment:

saved approximately 54 tons of wood, or 327 fewer trees from being felled. This translates to 5.1 acres of forest saved	saving approximately 292,000 gallons of water, or the equivalent of filling approximately 14 Olympic-size swimming pools
using approximately 348 million fewer BTUs, or the equivalent of the amount of energy used by 414 residential refrigerators for one full year	eliminating approximately 15,200 pounds of solid waste
emitting approximately 191,000 fewer pounds of greenhouse gases, including CO_2, or the equivalent of 17.3 automobiles running for one year	reducing hazardous air pollutants by 21.8 pounds

Environmental impact estimates were calculated using the Environmental Paper Network Paper Calculator. For more information, visit www.papercalculator.org.

© 2026 **GXO Logistics**, Inc.

PROXY STATEMENT SUMMARY

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") of GXO Logistics, Inc. ("GXO" or our "company") in connection with our 2026 Annual Meeting of Stockholders (the "Annual Meeting"). This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

2026 ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement and form of proxy are first being mailed on or about April 22, 2026, to our stockholders of record as of the close of business on April 16, 2026 (the "Record Date").

Date and Time	Place	Record Date
 Wednesday, May 20, 2026, at 9:00 a.m. Eastern Time	 Virtual Meeting Site: meetnow.global/M5JFT4M	 You can vote if you were a stockholder of record as of the close of business on April 16, 2026

Admission: You will not be able to attend the Annual Meeting in person this year. You can access the Annual Meeting at https://meetnow.global/ M5JFT4M. You will need to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the Annual Meeting. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare Trust Company, N.A. ("Computershare"), by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on May 15, 2026. You will receive a confirmation of your registration with a control number by email from Computershare. At the time of the meeting, go to https://meetnow.global/M5JFT4M and enter your control number.

VOTING MATTERS AND BOARD RECOMMENDATIONS

The Board is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

	Board Vote Recommendation	Page Reference (for more detail)
PROPOSAL 1: Election of Directors To elect ten (10) members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.	✓ **FOR** each Director Nominee	14-29, 64
PROPOSAL 2: Ratification of the Appointment of our Independent Public Accounting Firm To ratify the appointment of KPMG LLP ("KPMG") as the company's independent registered public accounting firm for fiscal year 2026.	✓ **FOR**	62-63, 65
PROPOSAL 3: Advisory Vote to Approve Executive Compensation To conduct an advisory vote to approve the executive compensation of the company's named executive officers ("NEOs") as disclosed in this Proxy Statement.	✓ **FOR**	34-61, 66

Board and Committee Independence	All of our current directors are independent. Nine (9) of ten (10) director nominees are independent. The Audit Committee, Compensation Committee, Nominating, Corporate Governance and Sustainability Committee and Operational Excellence Committee consist entirely of independent directors.
Independent Board Oversight and Leadership Roles	Our Board has an Independent Chairman and Lead Independent Director. Our Lead Independent Director's role is to complement our independent committees and independent committee chairs in providing effective Board oversight. These independent structures work in conjunction with our Chairman. The Board believes its leadership structure as well as the leadership structure of our company function cohesively and serve the best interests of our stockholders based on our company's strategy, ownership structure and recent executive leadership transition.
Board Refreshment	Our Board is committed to ensuring that its composition includes a range of expertise aligned with our company's business as well as fresh perspectives on strategy. One of the ways the Board acts on this commitment is through the thoughtful refreshment of directors when appropriate. The Board has a process to seek highly qualified director candidates who bring relevant experience to the Board in light of our growing scale and diversity. As part of our ongoing commitment to Board refreshment, we have one (1) new director nominee standing for election at the Annual Meeting. Since 2025, we have substantially refreshed the Board, adding a significant number of independent directors with deep expertise in automation, technology, global supply chain operations, and strategic growth to align with and support GXO's long-term strategy.
Committee Rotations	As part of its annual review of committee assignments, the Board will periodically reconstitute its committees and their chairs to ensure effective functioning and new perspectives.
Director Elections	All of our directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.
Majority Voting for Director Elections	Our bylaws provide for a majority voting standard in uncontested elections and further require that a director who fails to receive a majority vote must promptly tender his or her resignation to the Board.
Board Evaluations	Our Board reviews committee and director performance through an annual process of self-evaluation.
Risk Oversight and Financial Reporting	By engaging in regular deliberations and participating in management meetings, our Board seeks to provide robust oversight of current and potential risks facing our company. Our Audit Committee contributes to strong financial reporting oversight through regular meetings with management and dialogue with our auditors.
Cybersecurity	Our Board maintains direct oversight over information technology and cybersecurity risk. The Board both receives and provides feedback on regular updates from management regarding information technology, including the use of relevant Artificial Intelligence ("AI") and cybersecurity governance processes, policies and business continuity plans, the status of projects to strengthen internal cybersecurity and the results of security breach simulations.
Active Participation	Our Board held 10 meetings in 2025. Each person currently serving as a director attended over 80% of the Board meetings as well as over 90% of the meetings of the committee(s) on which he or she served. All directors are invited to attend committee meetings even if they are not members of the committee.
Clear Oversight of Sustainability	Our Nominating, Corporate Governance and Sustainability Committee supports the Board in its oversight of our company's purpose-driven sustainability strategies and external disclosures. This includes engaging with management on material environmental, social and governance matters, including how we manage climate change and related risks and impacts, and stakeholder perspectives as well as reviewing the company's annual Impact Report.
Established Operational Excellence Committee	In April 2025, the Board established the Operational Excellence Committee to review the company's strategies and objectives with respect to continuous improvement of quality and service, operational efficiency, cost control, occupational safety, environmental compliance and technological innovation, effective on the date of the Annual Meeting. Alongside management, the Operational Excellence Committee also reviews reports and key performance indicators relating to the company's trends in operational excellence and achievements against strategies and objectives.

STOCKHOLDER OUTREACH AND ENGAGEMENT

We view regular stockholder engagement as an important component of strong corporate governance. Through regular dialogue on matters such as strategy, governance, executive compensation, and sustainability, we seek to better understand stockholder perspectives and enhance our practices. Our investor relations team maintains consistent outreach to both current and prospective stockholders, and the feedback received is shared with executive management and the Board and incorporated into our strategic decision-making.

Post 2025 AGM Stockholder Engagement Outreach Efforts	
Percent of Outstanding Shares Contacted:	Percent of Outstanding Shares Engaged:
61%	23%

Key topics discussed with stockholders following the 2025 Annual Meeting included our CEO transition, corporate governance practices, board composition and refreshment, and the alignment of executive compensation with stockholder interests. These discussions inform Board oversight and decision-making, while reinforcing our commitment to ongoing engagement and responsiveness to stockholder feedback. Key themes and summary feedback can be found in the table below:

STOCKHOLDER FEEDBACK AND OUR RESPONSE

Key Themes and Summary of Feedback	

CEO TRANSITION

What We Heard	Our Response
Inquired about the Board's approach to identifying and assessing potential CEO successor candidates	Following the December 2024 announcement that Malcom Wilson, our former CEO, intended to retire in 2025, the Board initiated a robust search process. The Board engaged an external search firm to assist with the process and conducted extensive interviews with potential candidates. The Board ultimately determined Patrick Kelleher is best suited to lead GXO through our next phase of growth due to his extensive global supply chain experience and strong track record.

BOARD LEADERSHIP STRUCTURE

What We Heard	Our Response
Inquired about the need for a Lead Independent Director following the recent Board leadership transition	While we have had an Independent Chairman since 2025, we have also maintained the role of a Lead Independent Director to create a consistent board leadership structure to facilitate a smooth transition in board composition and executive leadership during a period of significant refreshment.

BOARD COMMITTEE STRUCTURE

What We Heard	Our Response
Noted the creation of the Operational Excellence Committee and inquired about its primary objective	The Operational Excellence Committee was established in April 2025 to strengthen the Board's oversight of the Company's strategic and operational priorities. The committee is responsible for overseeing strategy and performance across key operational excellence areas, including service quality, efficiency, safety, and innovation.

BOARD REFRESHMENT

What We Heard	Our Response
Inquired about our ongoing Board refreshment efforts and how the Board seeks to balance institutional knowledge with fresh perspectives	Our Board refreshment reflects our evolution as a standalone public company, with the addition of seven independent directors in 2025 selected for skills aligned with GXO's next phase of growth, while retaining directors with deep knowledge of GXO and its predecessor, XPO.

DIRECTOR INDEPENDENCE

What We Heard

Expressed various perspectives on director independence, particularly related to affiliation with our prior parent company, XPO

Our Response

We abide by NYSE's standards for director independence, which dictate that a director who is, or was, an officer of a former parent company can be considered independent after three years since the date of deconsolidation. We recognize that select stockholders may have views of independence that differ from those of NYSE and the SEC. We will continue to consider stockholder perspectives in evaluating our corporate governance practices in the future.

COMPENSATION ARRANGEMENTS FOR NEW CEO HIRE

What We Heard

Asked whether the Board anticipates changes to the structure of the compensation program as a result of the CEO transition

Our Response

The Compensation Committee and the Board determined not to make any changes to the overall structure of our compensation program; however, an equity grant was made to our CEO, Patrick Kelleher, in connection with his hire, as disclosed in his offer letter in August 2025.

COMPENSATION PROGRAM DESIGN

What We Heard

Asked if there were any anticipated changes to the metrics used in the compensation programs after executive leadership changes and board refreshment

Our Response

The Compensation Committee believes that the structure of our long- and short-term incentive plans remain focused on key metrics aligned with our strategy and stockholder value creation. We continue to review our compensation programs to incentivize and retain key executives, while considering stockholder feedback; however, no changes were made to the current compensation programs.

2026 DIRECTOR NOMINEES

Our Board aims to create a highly skilled team of directors who provide our global company with thoughtful board oversight. When selecting new directors, our Board considers, among other things, the nominee's breadth of experience, financial expertise, integrity, ability to make independent analytical inquiries, understanding of our business environment, skills in areas relevant to our growth drivers and willingness to devote adequate time to Board duties—all in the context of the needs of the Board at that point in time and with the objective of ensuring a variety of backgrounds, expertise and viewpoints. The composition of our director nominees is as follows:


AGE
Average age
60 years
1
3
5
1
40s
50s
60s
70s


INDEPENDENT DIRECTORS
Independent
90%


GENDER
Female
2
Female
20%
Male
8

The following table provides summary information about each director nominee. Our directors will stand for election each year for one-year terms.

Name	Director Since	Age	Occupation	Independent	Committee Memberships*			
					AC	CC	NCGSC	OEC
Patrick Byrne	2025	65	Former Senior Vice President of Operational Transformation at General Electric Company	Y			✓	
Marlene Colucci	2021	63	Chief Executive Officer, The Business Council	Y		✓	✓	
Todd Cooper	2025	56	President, Advanced Technology Solutions, Celestica, Inc.	Y	✓	C		
Matthew Fassler	2023	55	Chief Strategy Officer, QXO, Inc.	Y	✓			
Patrick Kelleher	If elected 2026	57	Chief Executive Officer, GXO Logistics, Inc.	N				
Michael Kneeland	2025	72	Former Chief Executive Officer, United Rentals	Y			✓	✓
Julio Nemeth	2025	65	Former Chief Product Supply Officer, The Procter & Gamble Company	Y			C	✓
Torsten Pilz, Ph.D.	2025	60	Former Group President, Enterprise Supply Chain, 3M Company	Y		✓		C
Laura Wilkin	2025	61	Founder and Chief Executive Officer, Excelerate Supply Chain Advisory Services	Y		✓		✓
Kyle Wismans	2025	42	Chief Financial Officer, XPO, Inc.	Y	C			

AC = Audit Committee
CC = Compensation Committee

NCGSC = Nominating, Corporate Governance and Sustainability Committee
OEC = Operational Excellence Committee

C = Committee Chair
✓ = Committee Member
***=** Membership Effective as of the Annual Meeting

The following table provides a summary of the qualifications and experience of our director nominees.



SKILL	NUMBER OF DIRECTORS
BUSINESS OPERATIONS	10
CORPORATE GOVERNANCE	8
CUSTOMER SERVICE	9
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY	7
EFFECTIVE CAPITAL ALLOCATION	9
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES	4
HUMAN RESOURCE MANAGEMENT	8
MULTINATIONAL CORPORATE MANAGEMENT	9
SALES AND MARKETING	8
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION	7
LOGISTICS INDUSTRY	7
RISK MANAGEMENT	8
TALENT MANAGEMENT AND ENGAGEMENT	10
TECHNOLOGY AND INFORMATION SYSTEMS	6
PUBLIC POLICY AND REGULATORY AFFAIRS MANAGEMENT	1

2025 PERFORMANCE HIGHLIGHTS

In 2025, we reported the following key metrics of financial performance:

REVENUE

12.5%▲

Revenue of $13.2 billion, compared with $11.7 billion in 2024. Organic revenue growth* of 3.9%

OPERATING INCOME

$12.4%▲

Operating income of $245 million, compared with $218 million in 2024

NET INCOME

$36 million

Net income of $36 million compared with $138 million in 2024

DILUTED EPS

$0.28

Diluted EPS of $0.28 and adjusted diluted EPS* of $2.51

ADJUSTED EBITDA*

8.1%▲

Adjusted EBITDA* of $881 million, compared with $815 million in 2024

CASH FLOW FROM OPERATIONS

$434 million

$259 million free cash flow*

*   See Annex A for reconciliations of non-GAAP financial measures.

2025 COMPENSATION HIGHLIGHTS

The Compensation Committee's pay-for-performance philosophy is focused on rewarding our executives for performance that creates substantial, long-term value for our stockholders. As a result, long-term incentive compensation is tied to ambitious goals for key operational indicators that incentivize our executives to drive long-term stockholder value creation. Over time, we expect our financial and operational results to demonstrate the merits of this philosophy for our stockholders.

Further details about executive compensation decisions are described in the "Executive Compensation Elements and Outcomes for 2025" section of the Compensation Discussion and Analysis of this Proxy Statement.

QUESTIONS AND ANSWERS ABOUT OUR ANNUAL MEETING

This Proxy Statement sets forth information relating to the solicitation of proxies by the Board of Directors (our "Board of Directors" or our "Board") of GXO Logistics, Inc. ("GXO" or our "company") in connection with our 2026 Annual Meeting of Stockholders (our "Annual Meeting") or any adjournment or postponement thereof. This Proxy Statement is being furnished by our Board for use at the Annual Meeting to be held on May 20, 2026, at 9:00 a.m. Eastern Time as a live webcast. You can access the meeting at https://meetnow.global/M5JFT4M with your control number.

This Proxy Statement and form of proxy are first being mailed on or about April 22, 2026, to our stockholders of record as of the close of business on April 16, 2026 (the "Record Date").

The following answers address some questions you may have regarding our Annual Meeting. These questions and answers may not include all of the information that may be important to you as a stockholder of our company. Please refer to the more detailed information contained elsewhere in this Proxy Statement.

What items of business will be voted on at the Annual Meeting?

We expect that the business put forth for a vote at the Annual Meeting will be as follows:

■ To elect ten (10) members of our Board of Directors for a term to expire at the 2027 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal (Proposal 1);

■ To ratify the appointment of KPMG as our independent registered public accounting firm for fiscal year 2026 (Proposal 2);

■ To conduct an advisory vote to approve the executive compensation of our NEOs as disclosed in this Proxy Statement (Proposal 3); and

■ To consider and transact other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Senior management of GXO and representatives of our outside auditor, KPMG, will be available to respond to appropriate questions.

Who can attend and vote at the Annual Meeting?

You are entitled to receive notice of, attend and vote at the Annual Meeting, or any adjournment or postponement thereof, if, as of the close of business on April 16, 2026, the Record Date, you were a holder of record of our common stock.

We have designed the virtual Annual Meeting to provide substantially the same opportunities to participate as stockholders would have at an in-person meeting. Our virtual Annual Meeting will be conducted on the internet via live webcast. You can access the Annual Meeting at https://meetnow.global/M5JFT4M. You will be required to provide the control number on your proxy card to access the Annual Meeting. If the shares of common stock you hold are in an account at a broker, dealer, commercial bank, trust company or other nominee (i.e., in "street name"), you must register in advance to participate in the Annual Meeting, vote electronically and submit questions during the live webcast of the Annual Meeting. To register, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. Requests for registration should be directed to our transfer agent, Computershare, by email at legalproxy@computershare.com no later than 5:00 p.m. Eastern Time on May 15, 2026. You will receive a confirmation of your registration with a control number by email from Computershare. At the time of the Annual Meeting, go to https://meetnow.global/M5JFT4M and enter your control number. If your shares are held as Depositary Interests within the CREST system you have the right to direct the Custodian how to vote those Depositary Interests. Should you wish to participate in the Annual Meeting to vote electronically, follow the procedures detailed on the Form of Instruction.

Can I ask questions during the Annual Meeting?

The virtual Annual Meeting format allows stockholders to communicate with GXO during the Annual Meeting so they can ask questions of GXO's management and Board, as appropriate. Stockholders (or their proxy holders) may submit questions for the Annual Meeting's question and answer session in advance by logging on to the meeting site at https://meetnow.global/M5JFT4M. Stockholders will need the control number on their proxy card or confirmation email from Computershare to submit a question. Click on the "Q&A" icon in the top right corner of the screen and submit your question. You may provide your name, address (city and state) and organization and, if applicable, the specific proposal to which your question relates. Questions can be submitted in advance of the Annual Meeting and during the Annual Meeting through the Annual Meeting website. We will answer as many questions during the Annual Meeting as time will allow and will group questions together where appropriate. We reserve the right to exclude questions regarding topics that are not pertinent to Annual Meeting matters or company business or are inappropriate.

What if I have trouble accessing the Annual Meeting virtually?

The virtual meeting platform is fully supported across major browsers (e.g., Edge, Firefox, Chrome and Safari) and devices (e.g., desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not supported. Stockholders should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the Annual Meeting. We encourage you to access the Annual Meeting prior to the start time. For further assistance should you need it prior to or during the meeting you may call 1-888-724-2416.

How many shares of GXO common stock must be present to conduct business at the Annual Meeting?

As of the Record Date, there were 115,047,223 shares of common stock issued and outstanding, with each share entitled to one vote on each matter to come before the Annual Meeting.

A quorum is necessary to hold a valid meeting of stockholders. Pursuant to the company's bylaws, the presence, in person or by proxy, of the holders of a majority of the shares issued and outstanding is necessary for each of the proposals to be presented at the Annual Meeting. Accordingly, holders of shares of our common stock outstanding on the Record Date representing 57,523,612 votes must be present at the Annual Meeting. If you vote by internet, telephone or proxy card, the shares you vote will be deemed present and counted toward the quorum for the Annual Meeting. If a share is deemed present at the Annual Meeting for any matter, it will be deemed present for all other matters. Abstentions and broker non-votes are counted as present for the purpose of determining a quorum.

What are my voting choices?

With respect to the election of directors, you may vote **"FOR"** or **"AGAINST"** each of the director nominees or you may **"ABSTAIN"** from voting for one or more of such nominees. With respect to the other proposals to be considered at the Annual Meeting, you may vote **"FOR"** or **"AGAINST"** or you may **"ABSTAIN"** from voting on any proposal. If you sign your proxy without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors with respect to the specific proposals described in this Proxy Statement and at the discretion of the proxy holders on any other matters that properly come before the Annual Meeting.

What vote is required to approve the proposals being considered at the Annual Meeting?

- **Proposal 1: Election of ten (10) directors.** The election of each of the ten (10) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock at the Annual Meeting at which a quorum is present. If any incumbent director standing for re-election receives a greater number of votes "against" his or her election than votes "for" such election, our bylaws require that such person must promptly tender his or her resignation to our Board. You may not accumulate your votes for the election of directors.

  Brokers may not use discretionary authority to vote shares of our common stock on the election of directors if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the election of directors, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting in accordance with their specific instructions. Abstentions and broker non-votes are not considered votes cast for purposes of tabulation and will have no effect on the election of director nominees.

- **Proposal 2: Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2026.** Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2026, requires the affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. Because the proposed ratification of KPMG requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, abstentions will have the effect of a vote against this proposal. We do not expect any broker non-votes, as brokers have discretionary authority to vote on this proposal.

- **Proposal 3: Advisory vote to approve executive compensation.** Advisory approval of the resolution on executive compensation of our NEOs as disclosed in this Proxy Statement requires the affirmative vote of a

© 2026 **GXO Logistics**, Inc.

majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter. This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although the resolution is non-binding, our Board and the Compensation Committee will consider the voting results when making decisions regarding our executive compensation program.

Brokers may not use discretionary authority to vote shares of our common stock on the advisory vote to approve executive compensation if they have not received specific instructions from their clients. If you are a beneficial owner of shares of our common stock, in order for your vote to be counted in the advisory vote to approve executive compensation, you will need to communicate your voting decisions to your bank, broker or other nominee before the date of the Annual Meeting with their specific instructions. Because the advisory vote to approve executive compensation requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter, abstentions will have the effect of a vote against this proposal. Broker non-votes will have no effect on the advisory vote to approve executive compensation.

In general, other business properly brought before the Annual Meeting at which a quorum is present requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

How does the Board of Directors recommend that I vote?

Our Board of Directors, after careful consideration, recommends that our stockholders vote "**FOR**" the election of each director nominee named in this Proxy Statement, "**FOR**" the ratification of KPMG as our independent registered public accounting firm for fiscal year 2026, and "**FOR**" the advisory approval of the resolution to approve executive compensation.

What do I need to do now?

We urge you to read this Proxy Statement carefully and then vote via internet or by telephone by following the instructions on the proxy card or by mailing your completed, dated and signed proxy card in the enclosed return envelope as soon as possible so that your shares of our common stock can be voted at the Annual Meeting.

How do I cast my vote?

Registered Stockholders. If you are a registered stockholder (i.e., you hold your shares in your own name through our transfer agent, Computershare, and not through a broker, bank or other nominee that holds shares for your account in "street name"), you may vote by proxy via internet or by telephone by following the instructions provided on the proxy card or by mailing your completed, dated and signed proxy card in the enclosed return envelope. Proxies submitted via internet or by telephone must be received by the closing of the polls at the virtual meeting. Please see the proxy card provided to you for instructions on how to submit your proxy vote via internet or by telephone. Stockholders of record who attend the Annual Meeting may vote directly at the Annual Meeting by following the instructions provided during the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee), you may vote by proxy by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank or other trustee that holds your shares. To vote directly at the Annual Meeting, you must obtain a legal proxy from the brokerage firm, bank or other nominee that holds your shares. Follow the instructions provided above to obtain a control number and the voting instructions provided during the Annual Meeting.

Depositary Interest. Depositary Interest holders may generally vote (i) by mail by returning the completed Form of Instruction that was mailed to you to the Depositary, Computershare Company Nominees Limited <GXO>, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the reply-paid envelope provided by 3:00 p.m. British Summer Time on May 15, 2026; or (ii) by CREST. Should you wish to vote by utilizing the CREST voting service, you may do so for the Annual Meeting by the procedures described in the CREST manual. CREST Personal Members or other CREST Sponsored Members and those CREST Members who have appointed a voting service provider(s) should refer to their CREST Sponsor or voting service provider(s), who will be able to take appropriate action on their behalf. If you would like to attend the Virtual Annual Meeting and vote electronically, please inform Computershare by email at CSNDITEAM@computershare.co.uk by May 13, 2026, who will provide you with a Letter of Representation with respect to your UK Depositary Interest holding that will enable you to attend and vote the shares underlying your interests at the Annual Meeting on Computershare's behalf.

For a vote made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK and Ireland (EUI)'s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent ID 3RA50 by 3:00 p.m. British Summer Time on May 15, 2026. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider(s), to ensure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by the CREST system by the required time. CREST members and their CREST

sponsors or voting service providers should refer to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Depositary Interests via the Corporate Sponsored Nominee Facility. Depositary Interest holders via CSN may generally vote (i) by mail by returning the completed Form of Direction that was mailed to you, to the Custodian, Computershare Company Nominees Limited <GXO>, at The Pavilions, Bridgwater Road, Bristol BS99 6ZY, United Kingdom in the reply paid envelope provided, by 3:00 p.m. British Summer Time on May 14, 2026, or (ii) via the internet by directing Computershare, as provider of the CSN Service in which your UK Depositary Interests are held, how to vote the common stock underlying your Depositary Interest via the internet on Computershare's website by visiting www.investorcentre.co.uk/eproxy, where you will be asked to enter the Control Number, your Shareholder Reference Number and your unique PIN, which are detailed on the accompanying Form of Direction. Instructions must be validly returned and received by 3:00 p.m. British Summer Time on May 14, 2026. If you would like to attend the virtual Annual Meeting and vote electronically, please inform Computershare by email at CSNDITEAM@computershare.co.uk by May 12, 2026, who will provide you with a Letter of Representation with respect to your UK Depositary Interest holding that will enable you to attend and vote the shares underlying your interests at the Annual Meeting on Computershare's behalf.

What is the deadline to vote?

If you hold shares as the stockholder of record, your vote by proxy must be received before the polls close at the Annual Meeting. As indicated on the proxy card provided to you, proxies submitted prior to the Annual Meeting via internet or by telephone must be received by 9:00 a.m. Eastern Time on May 20, 2026.

If you are the beneficial owner of shares of our common stock, please follow the voting instructions provided by your broker, trustee or other nominee.

What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting?

If you fail to vote via internet or by telephone as indicated on your proxy card or fail to properly sign, date and return your proxy card, your shares will not be counted toward establishing a quorum for the Annual Meeting, which requires holders representing a majority of the outstanding shares of our common stock to be present in person or by proxy.

Failure to vote, assuming the presence of a quorum, will have no effect on the tabulation of the votes on the proposals. If you are a stockholder of record and you properly sign, date and return your proxy card, but do not indicate your voting preference, we will count your proxy as a vote "**FOR**" the election of each of the ten (10) director nominees named in "Proposal 1—Election of Directors," "**FOR**" the ratification of KPMG as our independent registered public accounting firm for fiscal year 2026, and "**FOR**" the advisory approval of the resolution to approve executive compensation.

If my shares are held in "street name" by my broker, dealer, commercial bank, trust company or other nominee, will my broker or other nominee vote my shares for me?

You should instruct your broker or other nominee on how to vote your shares of our common stock using the instructions they provide to you. Brokers or other nominees who hold shares of our common stock in "street name" for customers are prevented by the rules set forth in the Listed Company Manual (the "NYSE Rules") of the New York Stock Exchange (the "NYSE") from exercising voting discretion with respect to non-routine or contested matters (i.e., they must receive specific voting instructions from a stockholder in order to vote that stockholder's shares on non-routine or contested matters). Shares not voted by a broker or other nominee because they did not receive specific voting instructions from the stockholder on one or more proposals are referred to as "broker non-votes."

We expect that when the NYSE determines whether each of the three proposals to be voted on at our Annual Meeting is a routine or non-routine matter, only "Proposal 2—Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal Year 2026" will be determined to be routine. It is important that you instruct your broker or other nominee on how to vote your shares of our common stock held in "street name" by following the instructions provided to you by your broker or other nominee.

What if I want to change my vote?

Whether or not you attend the Annual Meeting, you may revoke a proxy at any time before your proxy is voted at the Annual Meeting. You may do so by properly delivering a later-dated proxy either via internet, by telephone, by mail or by attending the Annual Meeting virtually and voting. Please note, however, that your attendance at the Annual Meeting will not automatically revoke any prior proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. You also may revoke your proxy by delivering a notice of revocation to our company (Attention: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831) prior to the vote at the Annual Meeting. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you should follow the instructions of your broker or other nominee regarding revocation of proxies.

How will the person named as proxy vote?

If you are a registered stockholder (i.e., you hold your shares of our common stock in your own name through our transfer agent, Computershare, and not through a broker, bank or other nominee that holds shares for your account in "street

name") and you complete and submit a proxy, the person named as proxy will follow your instructions. If you submit a proxy but do not provide voting instructions, or if your instructions are unclear, the person named as proxy will vote as recommended by our Board or, if no recommendation is given, by using their own discretion.

Where can I find the results of the voting?

We intend to announce preliminary voting results at the Annual Meeting and will publish final results on a Current Report on Form 8-K to be filed with the U.S. Securities and Exchange Commission (the "SEC") within four (4) business days after the Annual Meeting. The Current Report on Form 8-K will also be available on the internet at our website, https://investors.gxo.com/.

Who will pay for soliciting proxies?

The company will pay for soliciting proxies. We have engaged Innisfree M&A Incorporated to assist us in soliciting proxies in connection with the Annual Meeting and have agreed to pay them $20,000 plus their expenses for providing such services. Our directors, officers and other employees, without additional compensation, may solicit proxies personally, in writing, by telephone, by email or otherwise. As is customary, we will reimburse brokerage firms, fiduciaries, voting trustees and other nominees for forwarding our proxy materials to each beneficial owner of shares of our common stock held through them as of the Record Date.

What is "householding" and how does it affect me?

In cases where multiple company stockholders share the same address and the shares are held through a bank, broker or other holder of record ("street-name stockholders"), only one copy of our proxy materials will be delivered to that address unless a stockholder at that address requests otherwise. This practice, known as "householding," is intended to reduce our printing and postage costs as well as the environmental impact of our proxy material. However, any such street-name stockholders residing at the same address who wish to receive a separate copy of our proxy materials may request a copy by contacting their bank, broker or other holder of record or by sending a written request to: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by contacting Investor Relations by email at InvestorRelations@gxo.com or by calling (203) 489-1287. The voting instruction form sent to a street-name stockholder should provide information on how to request a separate copy of future materials for each company stockholder at that address, if that is your preference. Similarly, if you currently receive separate copies of our proxy materials but wish to participate in householding, please contact us through the method described above.

Can I obtain an electronic copy of the company's proxy materials?

Yes, this Proxy Statement and our 2025 Annual Report are available on the internet at https://investors.gxo.com/.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

AN OVERVIEW OF OUR MISSION AND HOW OUR BOARD COMPOSITION IS ALIGNED WITH OUR STRATEGY

We are the largest pure-play contract logistics provider in the world and a foremost innovator in an industry propelled by strong secular tailwinds. Our mission is to provide our customers with high-value-add warehousing and distribution, order fulfillment, ecommerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. As of December 31, 2025, we managed 1,043 facilities worldwide, totaling 221 million square feet of space that we operate primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

Our revenue is diversified among over one thousand customers, including many multinational corporations, across numerous verticals. Our customers rely on us to move their goods with high efficiency through their supply chains—from the moment inbound goods arrive at our warehouses through fulfillment and distribution and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

Our strategy is to help our customers manage their warehouse needs for optimal efficiency, using our network of people, technology and other physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are highly responsive to customer goals, such as increasing visibility in the supply chain, decreasing fulfillment times, mitigating environmental impacts and being proactive in identifying potential improvements.

To aid in executing our strategy, we have instilled a culture that focuses on delivering mutually beneficial results for our customers and our company with the highest legal and ethical standards and clear policies and practices to support compliance throughout our organization. We care deeply about keeping our employees and customers happy and we view safety, sustainability, strong governance and a purpose-driven culture as essential components of value creation. Our Board comprises a highly skilled group of leaders who share our values and reflect our culture. Many of our directors have served as executive officers or board members of major companies and have an extensive understanding of the principles of corporate governance. As described on page 20, our Board as a whole has extensive expertise in the following skill sets, all of which are relevant to our company, business, industry and strategy:

- Business operations;
- Corporate governance;
- Customer service;
- Environmental sustainability and corporate responsibility;
- Effective capital allocation;
- Critical analysis of corporate financial statements and capital structures;
- Human resource management;
- Multinational corporate management;
- Sales and marketing;
- Mergers and acquisitions, integration and optimization;
- The logistics industry;
- Risk management;
- Talent management and engagement;
- Technology applications, implementation and information systems; and
- Public policy and regulatory affairs management.

DIRECTORS AND DIRECTOR NOMINEE

Our Board of Directors currently consists of nine (9) members. Following the Annual Meeting, our Board of Directors will consist of ten (10) members, with the addition of our CEO, Patrick Kelleher. The term of each of our current directors will expire at the Annual Meeting. Our nine (9) current directors and our one (1) new director nominee shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.

Name	Age	Position	Term
Patrick Byrne	65	Chairman of the Board	Expiring 2026
Marlene Colucci	63	Lead Independent Director	Expiring 2026
Todd Cooper	56	Director	Expiring 2026
Matthew Fassler	55	Director	Expiring 2026
Patrick Kelleher	57	Chief Executive Officer	N/A
Michael Kneeland	72	Director	Expiring 2026
Julio Nemeth	65	Director	Expiring 2026
Torsten Pilz, Ph.D.	60	Director	Expiring 2026
Laura Wilkin	61	Director	Expiring 2026
Kyle Wismans	42	Director	Expiring 2026

Set forth below is information regarding each of our director nominees, including the experience, qualifications, attributes or skills that led our Board to conclude that each such nominee should serve as a director.

Patrick Byrne   Chairman and Director since 2025
Age: 65   Independent Director since 2025

 Mr. Byrne was appointed as Chairman of our Board of Directors effective December 31, 2025, and has served as a director of the company since July 29, 2025. Mr. Byrne formerly served as Senior Vice President of Operational Transformation at General Electric Company (NYSE: GE) (a multinational conglomerate) from August 2022 until his retirement in March 2024. In this role, he was responsible for driving GE's priorities around safety, quality, delivery and cost. From 2019 to 2022, Mr. Byrne served as Chief Executive Officer of GE Digital (a subsidiary of GE) where he led the company's software businesses focused on digital transformation. Prior to GE, from 2016 to 2019, Mr. Byrne served as Senior Vice President at Fortive Corporation (NYSE: FTV) (an industrial technology conglomerate), and from 2014 to 2019 served as President – Tektronix at Danaher Corporation (NYSE: DHR) (a globally diversified conglomerate) where he led multiple technology businesses. He has served as a member of the board of directors for multiple publicly traded companies, including currently serving as non-executive Chair of the Board for Diebold Nixdorf, Incorporated (NYSE: DBD), since 2023, and non-executive Chairman of the Board for Verra Mobility (Nasdaq: VRRM), since 2022, and previously serving as an independent director at Micron Technology (Nasdaq: MU) from 2011 to 2020. Mr. Byrne holds a Bachelor of Science degree in electrical engineering from the University of California, Berkeley and a Master of Science in electrical engineering from Stanford University.

Board Committees: Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: Diebold Nixdorf and Verra Mobility

Mr. Byrne brings to the Board:
· Significant experience in technology and operations; and
· Extensive executive leadership and board experience through his various officer and director roles at public companies.

Marlene Colucci Lead Independent Director since 2025

Age: 63 Independent Director since 2021



Ms. Colucci was appointed as Lead Independent Director of our Board of Directors effective May 13, 2025, served as vice chair of our Board of Directors from August 2, 2021 to May 13, 2025, and has served as director of the company since August 2, 2021. Ms. Colucci has also served as a director of QXO, Inc. (NYSE: QXO) since June 6, 2024 and XPO, Inc. (NYSE: XPO) from February 7, 2019 to August 2, 2021, when she resigned to join GXO's Board. She has served as the chief executive officer of The Business Council in Washington, D.C. since July 2013. Previously, from September 2005 to June 2013, she was executive vice president of public policy for the American Hotel & Lodging Association. From September 2003 to June 2005, she served in the White House as special assistant to President George W. Bush in the Office of Domestic Policy. In this role, she developed labor, transportation and postal reform policies and advised the president and his staff on related matters. Earlier, Ms. Colucci served as deputy assistant secretary with the U.S. Department of Labor's Office of Congressional and Intergovernmental Affairs. Her law career includes more than 12 years with the firm of Akin Gump Strauss Hauer & Feld LLP, where she served as senior counsel. She holds a juris doctorate degree from the Georgetown University Law Center.

Board Committees:

- Member of Compensation Committee
- Member of Nominating, Corporate Governance and Sustainability Committee

Other Public Company Boards: QXO, Inc.

Ms. Colucci brings to the Board:

- Significant experience with public policy development, including labor and transportation policy, from over two decades of relevant government and private sector experience; and
- Meaningful perspectives on matters of corporate governance and business operations from her tenure leading the premier association of chief executive officers of the world's most important business enterprises.

Todd Cooper Director since 2025

Age: 56 Independent Director since 2025



Mr. Cooper has served as a director of the company since May 13, 2025. Mr. Cooper has served as President, Advanced Technology Solutions of Celestica Inc. (NYSE: CLS) since January 2022, overseeing the strategy and execution of Celestica's aerospace and defense, capital equipment, healthtech, industrial, and power infrastructure businesses. Previously, Mr. Cooper served as Chief Operating Officer of Celestica from January 2018 to January 2022 and was responsible for driving operational and supply chain excellence, quality and technology innovation throughout the corporation, as well as for the enablement of processes that drive value creation. As part of his role, he also led the operations, supply chain, quality, global business services and information technology teams. Mr. Cooper has over 30 years of experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations. Prior to joining Celestica, Mr. Cooper led supply chain, procurement, logistics, and sustainability value creation efforts at KKR & Co. L.P. (NYSE: KKR), a global investment firm. Prior to that, he served as Vice President of Global Sourcing in Honeywell's Aerospace Division. Mr. Cooper previously held various management roles at Storage Technology Corporation, McKinsey & Company, and served as a Captain in the U.S. Army. Mr. Cooper holds a Bachelor of Science in Engineering from the U.S. Military Academy at West Point, a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and an MBA from the MIT Sloan School of Management.

Board Committees:

- Chair of Compensation Committee
- Member of Audit Committee
- Member of Operational Excellence Committee

Other Public Company Boards: None.

Mr. Cooper brings to the Board:

- Extensive experience in operations leadership and advisory roles, including considerable experience in developing and implementing operational strategies to drive large-scale improvements for global organizations; and
- Substantial industry expertise resulting from his service at Celestica.

Matthew Fassler Director since 2023
Age: 55 Independent Director since 2024



Mr. Fassler has served as a director of the company since October 11, 2023. Mr. Fassler is the Chief Strategy Officer of QXO, Inc. (NYSE: QXO). Previously, Mr. Fassler served as Chief Strategy Officer of XPO, Inc. from 2018 through 2022, overseeing the company's strategy, capital structure, investor relations and analysis of growth opportunities. Prior to XPO, Mr. Fassler spent more than 20 years at Goldman Sachs in Global Investment Research as a Managing Director and Business Unit Leader for the consumer sector from 2007 through 2018, and Managing Director, Co-Business Unit Leader for the retail sector from 2004 through 2007. Mr. Fassler held various other positions at Goldman Sachs from 1992 through 2004. Mr. Fassler holds a Bachelor of Arts degree from Yale University.

Board Committees: Member of Audit Committee

Other Public Company Boards: None.

Mr. Fassler brings to the Board:

- Extensive knowledge from over two decades of senior executive experience, including his service as a managing director and business unit leader, with responsibility for the broader consumer sector at Goldman Sachs; and
- Expertise related to market dynamics in the e-commerce and consumer sectors.

Patrick Kelleher Non-Independent Director Nominee
Age: 57 CEO since August 2025



Mr. Kelleher has served as Chief Executive Officer of the company since August 2025. Prior to GXO, he served as CEO, North America at DHL Supply Chain, from July 2024 to August 2025. Prior to this role, Mr. Kelleher served as DHL Supply Chain's global chief development officer from April 2017 to June 2024 and CEO, Americas at Williams Lea Tag, when it operated under DHL's ownership, from July 2015 to April 2017.

Board Committees: None**.**

Other Public Company Boards: None.

Mr. Kelleher brings to the Board:

- In-depth knowledge of the company's strategy, operations, customers and markets; and
- Substantial industry expertise resulting from his service at GXO and DHL Supply Chain.

Michael Kneeland Director since 2025
Age: 72 Independent Director since 2025



Mr. Kneeland has served as a director of the company since July 30, 2025. Mr. Kneeland also serves as non-executive Chair of the Board of United Rentals, Inc. (NYSE:URI), a position he has held since May 2019, following his retirement as the CEO of United Rentals, a position he held from 2008. He has served as a member of the Board of United Rentals since 2008. From 2008 until March 2018, he also served as President and from 2007 to 2008 he served as interim CEO of United Rentals. Mr. Kneeland joined United Rentals in 1998 as district manager upon its acquisition of Equipment Supply Company and held a variety of management roles from 1998 to 2007, including being named as Executive Vice President-Operations in 2003. His more than 35 years of management experience in the equipment rental industry includes key positions in sales and operations with private, public and investor-owned companies, including Free State Industries, Inc. ("Free State"). Mr. Kneeland served as Free State's president from 1995 until the company was sold to Equipment Supply Company in 1996. From 1996 to 1998, he served as general manager for Rylan Rents d/b/a Free State Industries, a division of Equipment Supply. At the time it was acquired by United Rentals, Equipment Supply was the largest aerial equipment rental company in North America. Mr. Kneeland has served as non-executive Chair of the board of directors of Gildan Activewear Inc. (NYSE:GIL), since 2024, and as non-executive Chair of the board of directors of Maxim Crane, a private company, since 2020. Mr. Kneeland previously served on the board of directors of American Tire Distributors, one of the largest independent suppliers of tires, wheels and supplies to the automotive market, from 2019 to 2025; on the board of directors of Anticimex Group, a private pest-control company with headquarters in Stockholm, Sweden, from 2017 to 2021; on the board of directors of Brinks Home Security, a former publicly traded company, from 2019 to 2023; on the board of directors of YRC Worldwide, Inc., a publicly traded company, from 2011 to 2019; and on the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics, from 2015 to 2024.

Board Committees: None.

Other Public Company Boards: United Rentals, Inc., and Gildan Activewear Inc.

Mr. Kneeland brings to the Board:

- Extensive public company experience as executive officer and director of various public companies; and
- Deep understanding of the logistics industry.

Julio Nemeth Director since 2025

Age: 65 Independent Director since 2025



Mr. Nemeth has served as a director of the company since May 13, 2025. Mr. Nemeth has served on the Board of Directors of Boston Beer Company Inc. (NYSE: SAM), one of the largest and most respected craft brewers in the United States, since January 2020. Mr. Nemeth served on the Board of Directors of WK Kellogg Co. (NYSE: KLG), a cereal manufacturer and distributor, from October 2023 to September 2025. Mr. Nemeth previously served as Chief Product Supply Officer at Procter & Gamble, a consumer goods corporation (NYSE: PG), from May 2019 until his retirement in June 2023. He also served as the Executive Sponsor of the Hispanic Leadership Team and the People with Disabilities Network at P&G. He held numerous senior roles with P&G beginning in 1990, including President, Global Business Services from January 2015 to April 2019 and Senior Vice President, Product Supply, Global Operations from July 2013 to December 2014. Prior to his time at P&G, he served as a Project Engineer for Union Carbide Corporation in Brazil from 1987 to 1990 and as a Design Engineer for Fabirnor Argentina from 1984 to 1987. Mr. Nemeth holds a Bachelor of Science in Naval Engineering from Universidad de Buenos Aires in Argentina and a Master of Business Administration from Fundação Getulio Vargas in Brazil.

Board Committees:

- Chair of Nominating, Corporate Governance and Sustainability Committee
- Member of Operational Excellence Committee

Other Public Company Boards: Boston Beer Company Inc.

Mr. Nemeth brings to the Board:

- In-depth knowledge in manufacturing and supply chain, public company leadership, and accounting and financial acumen;
- Corporate governance expertise from serving as director of various public companies; and
- Substantial industry expertise resulting from his service leading supply chain for a global consumer products company.

Torsten Pilz, Ph.D. Director since 2025

Age: 60 Independent Director since 2025



Dr. Pilz has served as a director of the company since May 13, 2025. Dr. Pilz has served as Chief Executive Officer of Counterpoint Labs, Inc. since November 2025**.** Dr. Pilz is a former Group President, Enterprise Supply Chain of 3M Company (NYSE: MMM), an American multinational conglomerate operating in the fields of industry, worker safety, and consumer goods from May 2025 to September 2025. Dr. Pilz has served as Senior Vice President and Chief Supply Chain Officer of Honeywell International, Inc. (NASDAQ: HON), an integrated operating company serving a broad range of industries and geographies around the world, from July 2018 through his appointment with 3M Company, overseeing the integrated supply chain of Honeywell, including procurement and driving improvements in plant efficiency and working capital while continuing to enhance quality and delivery. Prior to Honeywell, Dr. Pilz served as Vice President, Supply Chain, for SpaceX, where he was responsible for planning, purchasing, material management and logistics from January 2017 to July 2018. He built and developed a team that supported dozens of launches a year as well as the development and production of the Falcon and Falcon Heavy Rockets, the Dragon Spacecraft and the SpaceX satellite program. Prior to SpaceX, Dr. Pilz served as Vice President, Worldwide Operations, at Amazon.com Inc. (NASDAQ: AMZN) from October 2013 to January 2017. Before that, Dr. Pilz spent eight years at Henkel AG & Co. in a series of roles, culminating in his assignment as Senior Vice President, Global Operations, and Chief Executive Officer, Schwarzkopf & Henkel Production Europe GmbH. He also worked at Strategy& at PwC and Clariant AG. Dr. Pilz holds a Bachelor of Science and Master of Science, followed by a doctorate in chemical engineering from the Karlsruhe Institute of Technology in Germany.

Board Committees:

- Chair of Operational Excellence Committee

Other Public Company Boards: None.

Dr. Pilz brings to the Board:

- Substantial supply chain, technology and industry expertise resulting from his service at 3M Company, Honeywell, SpaceX and Amazon; and
- Significant exposure to multinational corporate environments, including experience across the principal European markets where the company operates.

Laura Wilkin Director since 2025

Age: 61 Independent Director since 2025



Ms. Wilkin has served as a director of the company since May 13, 2025. Ms. Wilkin also serves as a director of Descartes Systems Group Inc., a publicly traded provider of cloud-based, AI-powered logistics and supply chain management software company (NASDAQ: DSGX) since June 2025. Ms. Wilkin is the founder and Chief Executive Officer of Excelerate Supply Chain Advisory Services since January 2025. Ms. Wilkin has more than 30 years of executive and management consulting experience in omnichannel retail and e-commerce. Ms. Wilkin has developed deep expertise in supply chain, operations, technology and industrial real estate. Ms. Wilkin currently serves as co-chair of the retail, consumer, hospitality and transportation committee of WomenExecs on Boards, a Harvard affiliated nonprofit. She previously served on the commercial advisory board of Vorto, a private equity- backed, AI-enabled transportation platform from December 2024 to January 2026, on the board of directors of Industrial Logistics Properties Trust (NASDAQ: ILPT), a publicly traded REIT, from February 2020 to September 2020. Most recently Ms. Wilkin served as Vice President Global Supply Chain and Industrial Real Estate at Amazon.com Inc. (NASDAQ: AMZN), from September 2020 to March 2023, where she helped the company double its global fulfillment network to accommodate massive COVID-19-driven growth. Prior to Amazon, she served as Chief Supply Chain Officer at Petco Health and Wellness Company Inc (NASDAQ: WOOF) from 2018 to 2019 and she held various leadership roles at Walmart Inc. (NYSE: WMT) from 2010 to 2017, including as Sr. Vice President of Logistics. In these roles she gained significant experience leading strategy and transformational initiatives, managing multi-billion dollar P&Ls, overseeing a global real estate portfolio and leading large, global teams in both union and non-union environments. Ms. Wilkin holds a Bachelor of Science in decision science from Indiana University's Kelley School of Business. She is certified as a Qualified Risk Director® by the Directors and Chief Risk Officers Institute.

Board Committees:
- Member of Compensation Committee
- Member of Operational Excellence Committee

Other Public Company Boards: Descartes Systems Group Inc.

Ms. Wilkin brings to the Board:
- Extensive executive and management consulting experience with deep expertise in supply chain, operations, technology, AI logistics applications and industrial real estate; and
- Substantial industry experience in logistics, retail and e-commerce in global corporate environments, including experience at Walmart and Amazon.

Kyle Wismans Director since 2025

Age: 42 Independent Director since 2025



Mr. Wismans has served as a director of the company since May 13, 2025. Mr. Wismans is the Chief Financial Officer of XPO, Inc. (NYSE: XPO) since August 2023. Previously, he served as senior vice president, revenue management and finance of XPO from March 2023 to August 2023, and additionally held the role of XPO's senior vice president, financial planning and analysis from September 2019 to March 2023. Mr. Wismans has held numerous senior financial positions during his 20-year career with global public companies. Prior to XPO, he was an executive with General Electric Company (NYSE: GE) and Baker Hughes Company (NASDAQ: BKR), holding leadership positions as head of global financial planning and analysis for two divisions and chief financial officer for a global GE business. He also held senior roles on GE's global audit staff. Mr. Wismans holds a degree in business administration from the University of Michigan, Stephen M. Ross School of Business.

Board Committees: Chair of Audit Committee

Other Public Company Boards: None.

Mr. Wismans brings to the Board:
- Senior financial leadership experience gained through his roles with XPO, GE and Baker Hughes; and
- Financial expertise related to his qualifications as an "audit committee financial expert" under SEC regulations.

SUMMARY OF QUALIFICATIONS AND EXPERIENCE OF DIRECTORS AND DIRECTOR NOMINEE

	Patrick Byrne	Marlene Colucci	Todd Cooper	Matthew Fassler	Julio Nemeth	Patrick Kelleher	Michael Kneeland	Torsten Pilz, Ph.D.	Laura Wilkin	Kyle Wismans
BUSINESS OPERATIONS experience provides a practical understanding of developing, implementing and assessing our operating plan and business strategy.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
CORPORATE GOVERNANCE experience bolsters Board and management accountability, transparency and a focus on stockholder interests.	✓	✓		✓	✓	✓	✓		✓	✓
CUSTOMER SERVICE experience brings an important perspective to our Board, given the importance of customer retention to our business model.	✓	✓	✓	✓	✓	✓	✓	✓	✓	
ENVIRONMENTAL SUSTAINABILITY AND CORPORATE RESPONSIBILITY experience allows our Board's oversight to guide our long-term value creation for stockholders in a way that is sustainable.		✓		✓	✓	✓	✓	✓	✓	
EFFECTIVE CAPITAL ALLOCATION experience is crucial to our Board's evaluation of our financial statements and capital structure.	✓		✓	✓	✓	✓	✓	✓	✓	✓
CRITICAL ANALYSIS OF CORPORATE FINANCIAL STATEMENTS AND CAPITAL STRUCTURES experience assists our directors in overseeing our financial reporting and internal controls.			✓	✓		✓				✓
HUMAN RESOURCE MANAGEMENT experience allows our Board to further our goals of making GXO an inclusive workplace and aligning human resources objectives with our strategic and operational priorities.	✓	✓	✓		✓	✓	✓	✓	✓	
MULTINATIONAL CORPORATE MANAGEMENT experience informs the Board's strategic thinking, given the global nature of our business.	✓	✓	✓	✓	✓	✓		✓	✓	✓
SALES AND MARKETING experience helps our Board assist with our business strategy and with developing new services and operations.	✓		✓		✓	✓	✓	✓	✓	✓
MERGERS AND ACQUISITIONS, INTEGRATION AND OPTIMIZATION experience helps our company identify the optimal strategic opportunities for profitable growth and realize synergies.	✓		✓	✓		✓	✓	✓		✓
LOGISTICS INDUSTRY experience is important in understanding our competitive environment and market positioning.			✓	✓	✓	✓		✓	✓	✓
RISK MANAGEMENT experience is critical to our Board's role in overseeing the risks facing our company, including mitigation measures.	✓	✓		✓	✓	✓	✓		✓	✓
TALENT MANAGEMENT AND ENGAGEMENT experience helps our company attract, motivate and retain top candidates for leadership roles and innovation teams.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
TECHNOLOGY, INFORMATION SYSTEMS, CYBERSECURITY AND ARTIFICIAL INTELLIGENCE (AI) experience provides valuable insights as we continually seek to enhance customer outcomes and internal operations.	✓		✓			✓	✓		✓	✓
PUBLIC POLICY AND REGULATORY AFFAIRS MANAGEMENT experience navigating regulatory environments and legislative process to align government policy with business objectives and compliance requirements.		✓								

© 2026 **GXO Logistics**, Inc.

ROLE OF THE BOARD AND BOARD LEADERSHIP STRUCTURE

Our business and affairs are managed under the direction of our Board, which is our company's ultimate decision-making body, except with respect to those matters reserved to our stockholders. Our Board's primary responsibility is to seek to maximize long-term stockholder value. Our Board establishes our overall corporate policies, selects and evaluates our senior management team, which is charged with the conduct of our business, monitors the performance of our company and management and provides advice and counsel to management. In fulfilling the Board's responsibilities, our directors have full access to our management, internal and external auditors and outside advisors.

Furthermore, our Board is committed to independent Board oversight. Our current Board leadership structure includes a Chairman and a Lead Independent Director. The position of Chairman of the Board is currently held by Mr. Byrne and the position of Lead Independent Director is held by Ms. Colucci. The Board has maintained this leadership structure to facilitate a smooth transition in executive leadership following the appointment of Mr. Kelleher as Chief Executive Officer in August 2025 and his recent addition to the Board, should be he elected by stockholders at the 2026 Annual Meeting.

To further strengthen its independent decision-making, our Board has approved a set of Corporate Governance Guidelines (the "Guidelines"), as part of its ongoing commitment to strong corporate governance.

Within those guidelines, the Board has provided that the directors may appoint a Lead Independent Director who presides over executive sessions of the directors and serves a term of at least one year. The position of Lead Independent Director has been structured to serve as an effective balance to the Chairman and to include, among other duties: (i) presiding at all meetings of the Board of Directors at which the Chairman is not present; (ii) presiding at all executive sessions of the directors, which must take place at least once a year without members of management present; and (iii) calling additional meetings of the directors as necessary. The Lead Independent Director also serves as a liaison between the Chairman and the directors. Ms. Colucci has served as Lead Independent Director since May 13, 2025.

Further information regarding the position of Lead Independent Director is set forth in the Guidelines. The Guidelines are available on the company's corporate website at www.gxo.com under the Investors tab.

Our Board held ten meetings during 2025. Each person currently serving as a director attended over 80% of the Board meetings as well as over 90% of the meetings of the committee(s) on which he or she served.

Our directors are expected to attend our annual meetings. Any director who is unable to attend is expected to notify the Chairman of the Board in advance of the meeting date. All directors attended the 2025 Annual Meeting of Stockholders.

BOARD RISK OVERSIGHT

Our Board provides overall risk oversight, with a focus on the most significant risks facing our company. In addition, the Board is responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business and the execution of contingency plans are primarily the responsibilities of our senior management team.

Our Board and senior management team regularly discuss the company's business strategy, operations, policies, controls, prospects and current and potential risks. These discussions include approaches for assessing, monitoring, mitigating and controlling risk exposure. The Board has delegated responsibility for the oversight of specific risks to standing committees as follows:

- **Audit Committee.** The Audit Committee oversees the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee discusses major financial risk exposures with our management and discusses the steps that management has taken to monitor and control these exposures. Additionally, the Audit Committee is responsible for reviewing risks arising from related party transactions involving our company and for overseeing our companywide Code of Business Ethics and overall compliance with legal and regulatory requirements.

- **Compensation Committee.** The Compensation Committee monitors the risks associated with our compensation philosophy and programs. The Compensation Committee ensures that the company's compensation structure strikes an appropriate balance between motivating our senior executives to deliver long-term results for the company's stockholders and holding our senior leadership team accountable.

- **Nominating, Corporate Governance and Sustainability Committee.** The Nominating, Corporate Governance and Sustainability Committee oversees risks related to our governance structure and processes as well as risks associated with the company's corporate sustainability practices and reporting.

In addition, the Board periodically holds special sessions to evaluate topical trends identified as significant risks or items of strategic interest, such as human resources management, information technology, and cybersecurity. The Board is committed to ensuring that our company has the resources and infrastructure necessary to appropriately address all significant risks. Further details about Board oversight are described in the "Board Oversight of Human Resource Management," "Board Oversight of Environmental, Social, and Governance matters," and "Board Oversight of Information Technology and Cybersecurity Risk Management" sections of this Proxy Statement.

COMMITTEES OF THE BOARD AND COMMITTEE MEMBERSHIP

Our Board of Directors has established four separately designated standing committees to assist the Board in discharging its responsibilities: the Audit Committee, the Compensation Committee, the Nominating, Corporate Governance and Sustainability Committee and the Operational Excellence Committee. Each of these committees has a written charter that complies with applicable SEC rules and with the NYSE Listed Company Manual. These charters are available at www.gxo.com. You may obtain a printed copy of any of these charters, without charge, by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

The Audit Committee, the Compensation Committee, the Nominating, Corporate Governance and Sustainability Committee and the Operational Excellence Committee are composed entirely of independent directors within all applicable standards, as discussed below. Our Board's general policy is to review and approve committee assignments annually. After consulting with our Board Chairman and considering member qualifications, the Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all committee assignments, including the roles of each committee chair. Each committee is authorized to retain, in its sole authority, its own outside counsel and other advisors at the company's expense as it desires. Also, each committee may form and delegate authority to subcommittees when appropriate. Our Board may eliminate or create additional committees as it deems appropriate. All directors are invited to attend committee meetings even if they are not a member of the committee.

The following table sets forth the composition of each of our Board committees.

Name	Committee Memberships*			
	Audit Committee	Compensation Committee	Nominating, Corporate Governance and Sustainability Committee	Operational Excellence Committee
Patrick Byrne			✓	
Marlene Colucci		✓	✓	
Todd Cooper	✓	C		
Matthew Fassler	✓			
Michael Kneeland			✓	✓
Julio Nemeth			C	✓
Torsten Pilz, Ph.D.		✓		C
Laura Wilkin		✓		✓
Kyle Wismans+	C			

C = Committee chair ✓ = Committee member **+** = Audit Committee Financial Expert
* = Membership Effective as of the Annual Meeting

A brief summary of the committees' responsibilities follows:

Audit Committee. Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to assist our Board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function and (vi) related party transactions. Each member of the Audit Committee satisfies all applicable independence standards, has not participated in the preparation of our financial statements at any time during the past three years and is able to read and understand fundamental financial statements. Following the 2025 Annual Meeting, the Audit Committee was comprised of the following four directors: Mr. Wismans (chair), Mr. Cooper, Mr. Fassler, and Dr. Papastavrou who resigned from the Board on July 30, 2025. During 2025, the Audit Committee met eight times. Our Board has determined that Mr. Wismans qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K under the Exchange Act.

Compensation Committee. The primary responsibilities of the Compensation Committee are, among other things: (i) to oversee the administration of our compensation programs, (ii) to review and approve the compensation of our executive management, (iii) to review company contributions to qualified and non-qualified plans, (iv) to prepare any report on executive compensation required by SEC rules and regulations and (v) to retain independent compensation consultants and

oversee the work of such consultants. Following the 2025 Annual Meeting, the Compensation Committee was comprised of the following three directors: Mr. Cooper (chair), Ms. Colucci, and Ms. Wilkin. It is expected that, following the Annual Meeting, Dr. Pilz will also become a member of the Compensation Committee. During 2025, the Compensation Committee met nine times and, in addition, acted six times via unanimous written consent.

Nominating, Corporate Governance and Sustainability Committee. The primary responsibilities of the Nominating, Corporate Governance and Sustainability Committee are, among other things: (i) to identify individuals qualified to become Board members and recommend that our Board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the Board to fill a vacancy, (ii) to make recommendations to the Board concerning committee appointments, (iii) to develop, recommend to the Board and annually review the Guidelines and oversee corporate governance matters, (iv) to support the Board in its oversight of our company's purpose-driven sustainability strategies, performance and external disclosures, including Environmental, Social, and Governance matters and related stakeholder engagement, and (v) to oversee an annual evaluation of our Board and its committees. Following the 2025 Annual Meeting, the Nominating, Corporate Governance and Sustainability Committee was comprised of the following three directors: Mr. Nemeth (chair), Ms. Colucci, Dr. Papastavrou, (until his resignation on July 30, 2025), and was replaced by Mr. Byrne. It is expected that, following the Annual Meeting, Mr. Kneeland will also become a member of the Nominating, Corporate Governance and Sustainability Committee. The Nominating, Corporate Governance and Sustainability Committee met four times during 2025.

Operational Excellence Committee. On April 17, 2025, the Board established the Operational Excellence Committee as a standing committee of the Board, effective as of the date of the 2025 Annual Meeting. The primary responsibilities of the Operational Excellence Committee will be to review the company's strategies and objectives with respect to operational excellence, including financial and operational performance, and continuous improvement of service quality, efficiency, cost control, safety and technological innovation. The Operational Excellence Committee will also review, with management, the reports and key performance indicators relating to our company's progress with operational excellence and achievement against the company's strategic expectations and objectives. Following the 2025 Annual Meeting, the Operational Excellence Committee comprised of the following four directors: Dr. Pilz (Chair), Mr. Cooper, Mr. Nemeth and Ms. Wilkin. It is expected that, following the Annual Meeting, Mr. Kneeland will also become a member of the Operational Excellence Committee and Mr. Cooper will no longer serve as a member of the Operational Excellence Committee. The Operational Excellence Committee met four times during 2025.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation of each person who served as a non-employee director of our company during 2025.

2025 Director Compensation Table

Name	Fees Earned in Cash[1]		Stock Awards[2]		Total	
Patrick Byrne[3]	$	33,913	$	168,768	$	202,681
Marlene Colucci[4]	$	105,000	$	203,287	$	308,287
Todd Cooper[5]	$	63,462	$	203,287	$	266,749
Matthew Fassler[6]	$	80,000	$	203,287	$	283,287
Michael Kneeland[7]	$	33,696	$	145,109	$	178,805
Julio Nemeth[8]	$	63,462	$	203,287	$	266,749
Torsten Pilz, Ph.D.[9]	$	63,462	$	203,287	$	266,749
Laura Wilkin[10]	$	50,769	$	203,287	$	254,056
Kyle Wismans[11]	$	66,635	$	203,287	$	269,922
Former Directors						
Brad Jacobs[12]	$	180,000	$	256,785	$	436,785
Gena Ashe	$	29,451	$	—	$	29,451
Clare Chatfield	$	29,451	$	—	$	29,451
Joli Gross	$	36,813	$	—	$	36,813
Jason Papastavrou Ph.D.[13]	$	53,885	$	203,287	$	257,172
Oren Shaffer	$	47,857	$	—	$	47,857

[1] The amounts reflected in this column represent the fees earned by the directors for their service during 2025. Because the fees are paid in arrears and fourth quarter payments are received during the following calendar year, fees earned more accurately represent the compensation received by our directors.

[2] The amounts reflected in this column represent the grant date fair value of the awards made in 2025 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718 "Compensation—Stock Compensation" ("ASC 718").

© 2026 **GXO Logistics**, Inc.

For further discussion of the assumptions used in the calculation of the grant date fair value, please see "Notes to Consolidated Financial Statements—Note 14. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2025.

(3) As of December 31, 2025, Mr. Byrne held 3,265 RSUs.

(4) As of December 31, 2025, Ms. Colucci held 5,012 RSUs. As of the Record Date, Ms. Colucci beneficially owned a total of 22,896 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(5) As of December 31, 2025, Mr. Cooper held 5,012 RSUs. As of the Record Date, Mr. Cooper beneficially owned a total of 10,040 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(6) As of December 31, 2025, Mr. Fassler held 5,012 RSUs. As of the Record Date, Mr. Fassler beneficially owned a total of 5,782 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(7) As of December 31, 2025, Mr. Kneeland held 2,915 RSUs. As of the Record Date, Mr. Kneeland beneficially owned a total of 3,672 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(8) As of December 31, 2025, Mr. Nemeth held 5,012 RSUs.

(9) As of December 31, 2025, Dr. Pilz held 5,012 RSUs.

(10) As of December 31, 2025, Ms. Wilkin held 5,012 RSUs.

(11) As of December 31, 2025, Mr. Wismans held 5,012 RSUs. As of the Record Date, Mr. Wismans beneficially owned a total of 5,618 shares of our common stock as disclosed in this Proxy Statement under the heading "Security Ownership of Certain Beneficial Owners and Management."

(12) As of December 31, 2025, Mr. Jacobs held 0 RSUs due to his forfeiture of all unvested RSUs upon his separation from the Board on December 31, 2025.

(13) As of December 31, 2025, Dr. Papastavrou held 0 RSUs due to his forfeiture of all unvested RSUs upon his separation from the Board on July 30, 2025.

The compensation of our directors is subject to approval by our Board and is based, in part, on the recommendation of the Compensation Committee. The Compensation Committee reviews director compensation with the assistance of its independent compensation consultant, F.W. Cook, every other year. The Compensation Committee will review market data again in 2026 with the independent compensation consultant and determine whether any changes need to be made. Directors who are employees of our company do not receive additional compensation for service as members of either our Board or its committees. For service during calendar year 2025, our non-employee directors received an annual cash retainer of $80,000, payable quarterly in arrears, and time-based RSU awards ("Time-Based RSUs") with a grant date fair value of $203,287. The annual grant of such Time-Based RSU awards was made on the date of the 2025 Annual Meeting of Stockholders and the number of units was determined by dividing $190,000 by the average of the closing prices of the company's common stock on the 10 trading days immediately preceding the RSU Grant Date. Mr. Byrne was appointed to the Board on July 29, 2025, and received a prorated grant of Time-Based RSUs worth $150,923. Mr. Byrne was subsequently appointed to the position of Chairman of the Board on December 31, 2025, and received a prorated grant of Time-Based RSUs worth $17,845. Mr. Kneeland was appointed to the Board on July 30, 2025, and received a prorated grant of Time-Based RSUs worth $145,109.

Additional retainers are paid to the following Board positions in recognition of the additional duties and responsibilities required of such position: the Chairman, Lead Independent Director and chairs of the Audit Committee, Compensation Committee, Nominating, Corporate Governance and Sustainability Committee and Operational Excellence Committee. The Chairman of the Board received an additional $100,000 annual cash retainer, payable quarterly in arrears. The Lead Independent Director also received an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairs of our Audit Committee, our Compensation Committee and our Nominating, Corporate Governance and Sustainability Committee and our Operational Excellence Committee each received an additional cash retainer of $25,000, $20,000, $20,000 and $20,000, respectively, payable quarterly in arrears.

An additional $50,000 in grant date value of the time-based RSU award is provided for the Chairman of the Board, in recognition of the additional duties and responsibilities required of such position. The additional time-based RSU award value is provided annually.

No other fees are paid to our directors for their attendance at or participation in meetings of our Board or its committees. We reimburse our directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses. The Board previously adopted a stock ownership policy establishing guidelines and stock retention requirements that apply to our non-employee directors and executive officers. Non-employee directors are subject to a stock ownership guideline of six (6) times the annual cash retainer. To determine compliance with this guideline, generally, common stock held directly or indirectly and unvested restricted stock units subject solely to time-based vesting count toward meeting the stock ownership guideline, including shares acquired through open-market purchases. Several of our directors have chosen to make open-market purchases of Company common stock, further strengthening their alignment with the long-term interests of our stockholders. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions are not counted toward meeting the stock ownership guideline until they have settled or have been exercised, as applicable. Until the guideline is met, 70% of shares received upon settlement of equity-based awards are required to be retained by the director. Under the policy, a newly appointed director is required to reach the required ownership level no later than five years from the date of his or her appointment. As of the date of this proxy, all of our non-employee directors were in compliance with our stock ownership policy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2025 the Compensation Committee was comprised of the following three directors: Todd Cooper (chair), Ms. Colucci and Ms. Wilkin. None of the members of our Compensation Committee has been an officer or employee of our company. During 2025, there were no material transactions between the company and the members of the Compensation Committee and none of our executive officers served on any Compensation Committee or board of directors of any entity that has one or more executive officers serving on our Compensation Committee or on our Board.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors is committed to sound corporate governance principles and practices. Our Board adopted Corporate Governance Guidelines on August 2, 2021.

The Guidelines serve as a framework within which our Board conducts its operations. Among other things, the Guidelines include criteria for determining the qualifications and independence of the members of our Board, requirements for the standing committees of our Board, responsibilities for members of our Board and requirements to conduct an annual evaluation of the effectiveness of our Board and its committees. The Nominating, Corporate Governance and Sustainability Committee is responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending appropriate changes to our Board in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company's evolving needs.

We have a Code of Business Ethics (the "Code") that applies to our directors and executive officers. The Code is designed to deter wrongdoing, promote the honest and ethical conduct of all employees and promote compliance with applicable governmental laws, rules and regulations, as well as provide clear channels for reporting concerns. The Code constitutes a "code of ethics" as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code or waivers of any provision of the Code as applicable to our principal executive officer, our principal financial officer and our principal accounting officer by posting such disclosures on our website pursuant to SEC rules.

The Guidelines and our Code are available at https://ethics.gxo.com/. In addition, you may obtain a printed copy of these documents, without charge, by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

INSIDER TRADING POLICIES AND PROCEDURES

GXO has an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by our directors, officers and key employees, and is designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. This policy prohibits purchasing or selling our securities when any of these individuals are in possession of material non-public information about GXO. The policy also provides for "black-out periods" during each quarter in which certain individuals are prohibited from purchasing or selling our securities, as well as pre-clearance procedures for certain individuals, including all executive officers and directors, before engaging in certain transactions. A copy of the insider trading policy is filed as an exhibit to our 2025 Annual Report on Form 10-K.

DIRECTOR INDEPENDENCE

Under the Guidelines, our Board is responsible for making independence determinations annually with the assistance of the Nominating, Corporate Governance and Sustainability Committee. Such independence determinations are made by reference to the independence standard under the Guidelines and the definition of "independent director" under Section 303A.02 of the NYSE Listed Company Manual. Our Board has affirmatively determined that each director satisfies the independence standards under the Guidelines and the NYSE Listed Company Manual.

In addition to the independence standards provided in the Guidelines, our Board has determined that each director who served on our Audit Committee during 2025 and will serve on our Audit Committee following the Annual Meeting satisfies the standards for independence of Audit Committee members established by the SEC: that is, the director may not (i) accept directly or indirectly any consulting, advisory or other compensatory fee from our company other than his or her director compensation or (ii) be an affiliated person of our company or any of its subsidiaries. Our Board has also determined that each director who served on our Compensation Committee during 2025 and will serve on our Compensation Committee following the Annual Meeting satisfies the NYSE standards for independence of Compensation Committee members, which became effective on July 1, 2013. Additionally, our Board has determined that each director who served on our Nominating, Corporate Governance and Sustainability Committee during 2025 and will serve on our Nominating, Corporate Governance and Sustainability Committee following the Annual Meeting satisfies the NYSE standards for independence. In making the independence determinations for each director, our Board and the Nominating, Corporate Governance and Sustainability Committee analyzed certain relationships of the directors and director nominee that were not required to be disclosed pursuant to Item 404(a) of Regulation S-K. For Messrs. Pilz and Wismans, those relationships included ordinary course commercial transactions between our company and the entities for which these persons serve as an executive.

DIRECTOR SELECTION PROCESS

The Nominating, Corporate Governance and Sustainability Committee is responsible for recommending to our Board all nominees for election to the Board, including nominees for re-election to the Board, in each case, after consultation with the Chairman of the Board and in accordance with our company's contractual obligations. Subject to the foregoing, in considering new nominees for election to our Board, the Nominating, Corporate Governance and Sustainability Committee considers, among other things, board experience; financial expertise; wisdom; integrity; an ability to make independent analytical inquiries; an understanding of our company's business environment; relevant knowledge and experience in such areas as technology, marketing and other disciplines relevant to our company's businesses; the nominee's ownership interest in our company; and a willingness and ability to devote adequate time to Board duties, all in the context of the needs of the Board at that point in time and with the objective of ensuring a variety of backgrounds, experiences and viewpoints among Board members. Our Board aims to create a team of highly skilled directors who provide our global company with thoughtful board oversight.

The Nominating, Corporate Governance and Sustainability Committee may identify potential nominees for election to our Board from a variety of sources, including recommendations from current directors or management and recommendations from our stockholders or any other source the committee deems appropriate, including a third-party consulting firm engaged to assist in identifying independent director candidates.

Our Board will consider nominees submitted by our stockholders, subject to the same criteria that are brought to bear when it considers nominees referred by other sources. Our stockholders can nominate candidates for election as directors by following the procedures set forth in our bylaws, which are summarized below. We did not receive any director nominees from our stockholders for the Annual Meeting.

Our bylaws require that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice must be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the first anniversary of the preceding year's annual meeting. As more specifically provided in our bylaws, any nomination must include: (i) the nominator's name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules and (iv) the consent of the proposed candidate to serve as a member of our Board.

Any stockholder who wishes to nominate a director candidate must follow the specific requirements set forth in our bylaws, a copy of which may be obtained by sending a request to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

BOARD OVERSIGHT OF HUMAN RESOURCE MANAGEMENT

Our success relies in large part on our robust governance structure and Code of Business Ethics, our corporate citizenship and engaged employees who embrace our values. As a customer-centric company with a strong service culture, we constantly work to maintain and improve our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety as well as competitive total compensation that meets the needs of our employees and their families.

Our management team and Board work together in a transparent manner, allowing for open communication, including with respect to human resources-related matters. Our directors have access to information about our human resources operations and plans, our chief human resources officer is invited to speak regularly at meetings of our Board, our Compensation Committee reviews broad-based employee compensation and benefits information and warehouse employees are invited to meet directly with the Board. Our directors also have opportunities to attend and participate in quarterly operating review meetings with business unit management and conduct visits to operational sites.

Under the leadership of our Board in 2025, we made significant investments in the safety, wellbeing and satisfaction of our employees in numerous areas, including: diversity, inclusion and belonging; health and safety; talent development and engagement; and total rewards.

Diversity, Inclusion and Belonging

We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals. These attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We seek to maintain a work environment where all employees are treated with respect and have the opportunity to succeed.

Health and Safety

Our employees' safety is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace. We aim to maintain an Occupational Safety and Health Administration recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the "Industry Injury and Illness Data" of the U.S. Bureau of Labor Statistics.

Talent Development and Engagement

Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls and we use periodic engagement surveys to gauge our progress and assess satisfaction. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process and we emphasize training and development.

We tailor our recruitment efforts by geography and job function using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees who aspire to grow throughout their career, such as tailored skills development, training and mentoring. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and additional learning techniques to develop internal candidates who demonstrate high potential in supervisory roles into site leader positions. Our programs also serve to retain top talent by defining personalized development paths and attract new talent by differentiating GXO as an employer of choice.

Expansive Total Rewards

We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our positioning as an employer of choice in the talent marketplace. Our Total Rewards are informed by market practices to support attraction, retention and engagement of a diverse, global workforce and are designed to meet the needs of our employees across different geographies. In the United States, our benefits framework supports employee well-being and professional development, while in Europe our programs vary by country and are tailored to local market practices and regulatory requirements. Across regions, we seek to deliver competitive pay opportunities and benefits that support employee health, safety, financial security and long-term retirement readiness.

Our 2025 Impact Report will provide additional details of our global progress in these key areas.

BOARD OVERSIGHT OF ENVIRONMENTAL, SOCIAL, AND GOVERNANCE MATTERS

We are focused on promoting sustainability in our operations for three key reasons: First, it is the right thing to do. Second, it reduces our costs in the short and long term while increasing the resilience of our operations into the future. And third, it is vitally important to our customers. We expect to publish our 2025 Impact Report soon, highlighting our initiatives in the following areas:

Environmental	Social	Governance
We see our business as uniquely suited to support the global transition to a circular economy that focuses on reducing waste and keeping products and materials in circulation as long as possible. We work with our customers to develop innovative, sustainable solutions that help them better serve their customers and achieve their own environmental goals while dramatically decreasing costs. Often, the positive results of these efforts are not reflected in our own environmental footprint. We understand that efficiencies in delivering products to consumers, including product returns, can reduce overall carbon footprints as well as decrease the need for excess manufacturing and avoid waste. In addition to helping our customers succeed, we have set our own bold environmental sustainability targets and are on track to meet or exceed them.	We are building a workplace that cares for and develops our team members while we seek new ways to strengthen the communities in which we live and work. With approximately 154,000 team members in operations worldwide, we strive to be an employer of choice. We recognize the amazing potential we have to create new opportunities, not only for our customers, but also for our teams and communities. We seek to create a positive work environment through ensuring the safety of our gamechangers, cultivating a culture of inclusion and belonging, providing opportunities for growth, providing competitive benefits, using innovation to make our gamechangers more efficient in what they do and supporting the causes that matter to their local communities. These efforts result in happier, more engaged team members and satisfied customers.	Throughout our organization and across more than 1,043 facilities around the world, our values guide the decisions we make. Doing business the right way supports our efforts to be an employer of choice as well as a business partner of choice, with our strong governance practices enabling customers to comfortably entrust us with their critical supply chain operations.

Environmental Goals
Reduce our environmental impact:

80% global operations using LED lighting by 2025

80% global landfill diversion rate by 2025

50% renewable energy globally by 2030

30% GHG emissions (Scopes 1 & 2) reduction by 2030 vs. 2019 baseline

100% carbon neutral (Scopes 1 & 2) by 2040

Social Goals
Ensure a safe workplace:

Reduce by 15% our Total Recordable Incident Rate in Americas & APAC by 2027 vs. 2022 baseline

Reduce by 15% our Lost Time Incident Rate in our UK & European operations by 2027 vs. 2022 baseline

Build a culture of belonging

Provide a clear and rewarding career path for all employees

Governance Goals

Maintain a best-in-class information security program

Embed an ethics-driven culture

We publish our Impact Report annually with details on our progress against our goals, in the areas of environmental sustainability, social initiatives and governance performance. Our 2025 Impact Report will be available at https://www.gxo.com/impact/. Members of our Board review the contents of the Impact Report and provide feedback to the company. In addition, our Nominating, Corporate Governance and Sustainability Committee meets with our Chief Compliance and ESG Officer to review and approve the Impact Report.

BOARD OVERSIGHT OF INFORMATION TECHNOLOGY AND CYBERSECURITY RISK MANAGEMENT

Our Board maintains direct oversight over information technology and cybersecurity risk including emerging technology relevant to the business, such as Artificial Intelligence ("AI"). The Board both receives and provides feedback on regular updates from management regarding information technology and cybersecurity governance processes, policies and business continuity plans, the status of projects to strengthen internal cybersecurity and the results of security breach simulations. The Board also discusses relevant incidents in the industry and the emerging threat landscape.

We have a robust IT security team, managed by our chief information security officer. This team continuously reviews relevant legislative, regulatory and technical developments and enhances our information security capabilities to protect against potential threats. We are continually improving our detection and recovery processes and have rolled out an IT security training program that all employees are required to complete at regular intervals. We also obtained an information

security risk insurance policy. For additional information about the company's cybersecurity strategy and initiatives, see Part I, Item 1C of the company's Annual Report on Form 10-K for the year ended December 31, 2025.

STOCKHOLDER COMMUNICATION WITH THE BOARD

Stockholders and other parties interested in communicating with our Board, any Board committee, any individual director, including our Lead Independent Director, or any group of directors (such as our independent directors) should send written correspondence to: Board of Directors, c/o Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831. Please note that we will not forward communications to the Board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.

STOCKHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

Stockholder proposals intended to be presented at our 2027 Annual Meeting of Stockholders must be received by our Secretary no later than December 23, 2026, to be considered for inclusion in our proxy materials, pursuant to Rule 14a-8 under the Exchange Act.

As more specifically provided for in our bylaws, no business may be brought before an annual meeting of our stockholders unless it is specified in the notice of the annual meeting or is otherwise brought before the annual meeting by or at the direction of our Board of Directors or by a stockholder entitled to vote and who has delivered proper notice to us not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year's annual meeting. For example, assuming that our 2027 Annual Meeting is held on or after May 20, 2027, any stockholder proposal to be considered at the 2027 Annual Meeting of Stockholders, including nominations of persons for election to our Board, must be properly submitted to us not earlier than January 20, 2027, or later than February 19, 2027.

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees at the 2027 Annual Meeting of Stockholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 21, 2027.

Detailed information for submitting stockholder proposals or nominations of director candidates will be provided upon written request sent to: Secretary, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under its written charter, the Audit Committee of our Board of Directors is responsible for reviewing and approving or ratifying any transaction between our company and a related party (as defined in Item 404 of Regulation S-K) that is required to be disclosed under the rules and regulations of the SEC. Our management is responsible for bringing any such transaction to the attention of the Audit Committee. In approving or rejecting any such transaction, the Audit Committee considers the relevant facts and circumstances, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence.

Since January 1, 2025, we have not been a participant in any transaction or series of similar transactions in which the amount exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock or any member of the immediate family of the foregoing had or will have a material interest.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the company's directors, officers and persons who beneficially own 10% or more of the company's common stock file with the SEC initial reports of ownership and reports of changes in ownership of our stock and our other equity securities. To the company's knowledge, based solely on a review of the copies of such reports furnished to the company and written representations that no other reports were required, during the year ended December 31, 2025, all such filing requirements applicable to the company's directors, officers and greater than 10% beneficial owners were complied with except for Mr. Kelleher, who filed a late Form 3 and a late Form 4 reporting one transaction due to a delay in the SEC's approval of his EDGAR filing codes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of our voting securities as of the Record Date by: (i) each person who is known by us, based solely on a review of public filings, to be the beneficial owner of more than 5% of any class of our outstanding voting securities, (ii) each director, (iii) each director nominee, (iv) each NEO, and (v) all executive officers and directors as a group. None of the foregoing persons beneficially owned any shares of equity securities of our subsidiaries as of the Record Date.

Under applicable SEC rules, a person is deemed to be the "beneficial owner" of a voting security if such person has or shares either investment power or voting power over such security or has (or shares) the right to acquire such security within 60 days by any of a number of means, including upon the exercise of options or warrants or the conversion of convertible securities. A beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held solely by the beneficial owner and that are exercisable or convertible within 60 days have been exercised or converted. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all voting securities shown as being owned by them. Unless otherwise indicated, the address of each beneficial owner in the table below is GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831.

Name of Beneficial Owner	Beneficially Owned Shares of Common Stock	Outstanding[1] Percentage of Common Stock
Beneficial Ownership of 5% or more:		
Orbis Investment Management Limited[2] Orbis House, 25 Front Street Hamilton, Bermuda HM11	13,424,844	11.7 %
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	10,601,704	9.2 %
Directors:		
Patrick Byrne	3,265 [4]	* %
Marlene Colucci	27,908 [5]	*
Todd Cooper	15,052 [6]	*
Matthew Fassler	10,794 [7]	*
Michael Kneeland	6,587 [8]	*
Julio Nemeth	5,012 [9]	*
Torsten Pilz, Ph.D.	5,012 [10]	*
Laura Wilkin	5,012 [11]	*
Kyle Wismans	10,630 [12]	*
NEOs:		
Patrick Kelleher#	—	*
Malcolm Wilson	297,128 [13]	
Baris Oran	190,358 [14]	*
Richard Cawston	187,386 [15]	*
Karlis Kirsis	83,015 [16]	*
Corinna Refsgaard	7,437	*
Current Directors and Executive Officers as a Group (15 People)	179,724 [17]	0.16 %

*   Less than 1%

\#   Director Nominee

[1]   For purposes of this column, the number of shares of common stock outstanding reflects the sum of: (i)115,047,223 shares of our common stock that were outstanding as of the Record Date, (ii) the number of RSUs held, if any, that are or will become vested within 60 days of the Record Date and (iii) the number of shares of common stock underlying stock options that are or will become vested within 60 days of the Record Date.

[2]   Based on Schedule 13G/A filed on February 17, 2026, by Orbis Investment Management Limited ("OIML"), Orbis Investment Management (U.S.), L.P. ("OIMUS") and Allan Gray Australia Pty Ltd ("AGAPL"), which reported that, as of December 31, 2025, OIML beneficially owned 12,961,835 shares of GXO common stock, OIMUS beneficially owned 454,233 shares of GXO common stock, and AGAPL beneficially owned 8,776 shares of GXO common stock. The group has sole voting and sole dispositive power over such shares of GXO common stock.

[3]   Based on Schedule 13G filed on January 25, 2024, by BlackRock, Inc., which reported that, as of December 31, 2023, BlackRock, Inc. beneficially owned 10,601,704 shares of GXO common stock, with sole voting power over 10,305,200 shares of GXO common stock and sole dispositive power over 10,601,704 shares of GXO common stock.

(4)   Includes 3,265 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders.

(5)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders. As of the Record Date, Ms. Colucci beneficially owns a total of 22,896 shares of common stock.

(6)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders. As of the Record Date, Mr. Cooper beneficially owns a total of 10,040 shares of common stock.

(7)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders. As of the Record Date, Mr. Fassler beneficially owns a total of 5,782 shares of common stock.

(8)   Includes 2,915 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders. As of the Record Date, Mr. Kneeland beneficially owns a total of 3,672 shares of common stock.

(9)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders.

(10)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders.

(11)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders.

(12)   Includes 5,012 unvested RSUs that will vest on the earlier of (i) May 13, 2026 and (ii) the date of the next annual meeting of stockholders. As of the Record Date, Mr. Wismans beneficially owns a total of 5,618 shares of common stock.

(13)   Includes 184,714 vested Options. As of the last Form 4 filed on April 2, 2025, Mr. Wilson beneficially owned a total of 112,414 shares of common stock.

(14)   Includes 153,928 vested Options. As of the last Form 4 filed on March 10, 2026, Mr. Oran beneficially owned a total of 36,430 shares of common stock.

(15)   Includes 115,446 vested Options. As of the last Form 4 filed on January 20, 2026, Mr. Cawston beneficially owned a total of 71,940 shares of common stock.

(16)   Includes 30,786 vested Options. As of the Record Date, Mr. Kirsis beneficially owns a total of 52,229 shares of common stock.

(17)   Includes 30,786 shares of common stock underlying stock options that are or will become vested within 60 days of the Record Date and 41,264 shares of common stock underlying RSUs that will vest within 60 days of the Record Date.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes GXO's executive compensation program for 2025. The Compensation Committee of our Board of Directors (the "Committee") oversees our executive compensation program and practices. In this section, we explain the Committee's compensation decisions for the individuals who served as principal executive officer or principal financial officer during 2025, together with the Company's three other most highly compensated executive officers (collectively, the "NEOs"), based on compensation for the year ended December 31, 2025.

Executive Officer	Principal Position
Patrick Kelleher	Chief Executive Officer commencing August 19, 2025
Malcolm Wilson	Chief Executive Officer (January 1, 2025 through August 18, 2025) Advisor to the CEO (August 19, 2025 through December 3, 2025)
Baris Oran	Chief Financial Officer through March 14, 2026
Richard Cawston	Chief Revenue Officer & President of Europe through March 14, 2026
Karlis Kirsis	Chief Legal Officer
Corinna Refsgaard	Chief Human Resources Officer

EXECUTIVE SUMMARY

2025 was a transition year for GXO. During the year, the Committee managed a Chief Executive Officer succession, a Chief Financial Officer transition, and other executive transitions and related employment arrangements, while continuing to apply GXO's pay-for-performance philosophy.

GXO had two principal executive officers during 2025. Mr. Wilson served as Chief Executive Officer through August 18, 2025, and Mr. Kelleher became Chief Executive Officer effective August 19, 2025. The Committee worked closely with Mr. Wilson, management and the Board to support an orderly transition, retain key talent and preserve continuity of leadership. At year-end, the Committee approved a bonus for Mr. Wilson, consistent with the terms of the settlement agreement, of $2,071,620, in recognition of Mr. Wilson's continued leadership and significant contributions during this transition period.

The Committee also managed the planned transition of the Chief Financial Officer role following Mr. Oran's announced departure. In evaluating compensation actions during this period, the Committee emphasized continuity in financial leadership, succession planning and retention in roles critical to execution of the Company's strategy. Additionally, in October 2025, GXO and Mr. Cawston mutually agreed that Mr. Cawston would depart as Chief Revenue Officer & President of Europe in March 2026. Additional information regarding the terms of settlement agreements for Messrs. Oran and Cawston are summarized in Agreements with NEOs and Severance Plan below.

From a business perspective, GXO delivered record revenue and solid operating performance in 2025. Under the annual short-term incentive program, performance against pre-established goals produced formulaic funding of 114.6% of target. Stronger-than-target performance on Adjusted EBITDA and Free Cash Flow more than offset results that were below our annual short-term incentive program targets for Organic Revenue and Net New Business.

Consistent with our compensation philosophy, the vast majority of target pay remained variable and at risk. For 2025, 89% of Chief Executive Officer target compensation and 78% of average other NEO target compensation was variable, with long-term incentives delivered primarily in equity and a meaningful portion tied to multi-year performance.

Mr. Kelleher did not receive a regular annual long-term incentive award for 2025 because he joined the Company in August 2025. Instead, the Committee approved sign-on equity awards intended to replace forfeited compensation and align his compensation opportunity with long-term stockholder returns. The performance-based portion of the sign-on award is tied solely to relative total shareholder return over a three-year period.

The Committee also approved an additional time-based restricted stock unit ("RSU") award for Ms. Refsgaard to support retention and leadership continuity during a period of organizational change.

The Committee maintained strong compensation governance practices in 2025, including stock ownership guidelines, clawback provisions, a prohibition on hedging and pledging without required preclearance, and oversight from an independent compensation consultant. The Committee also considered the Company's 89% say-on-pay support when reviewing pay decisions.

The sections that follow describe the Company's 2025 performance, how that performance affected annual and long-term incentive outcomes, and why the Committee approved the specific compensation actions taken during the year. Please see "Agreements with NEOs and Severance Plan" for additional details regarding the settlement agreement and separation agreement for Mr. Wilson and Mr. Oran, respectively.

© 2026 **GXO Logistics**, Inc.

2025 COMPANY PERFORMANCE HIGHLIGHTS

In 2025, GXO delivered record revenue, demonstrating the strength and resilience of its business model.

Under the leadership of CEO Patrick Kelleher, who joined in August 2025, GXO took strategic actions across the organization to accelerate organic growth and strengthen operational execution. With new leadership in three key areas -- Commercial, Operations and the Americas & Asia Pacific region -- GXO is poised to drive sharper commercial focus, greater operational consistency at scale, and disciplined execution of GXO's U.S. growth opportunity.

Highlights of our full-year 2025 performance include:

- $13.2 billion of revenue;
- $36 million of net income;
- $0.28 of diluted EPS and $2.51 of adjusted diluted EPS[1];
- $881 million of adjusted EBITDA[1];
- $434 million of cash flow from operations; and
- $259 million of free cash flow[1].

[1]   See Annex A for reconciliations of non-GAAP financial measures.

In 2025, GXO delivered organic revenue growth[1] of 3.9%, reflecting sustained demand across its diversified customer base. GXO achieved over $1 billion in new business wins for the third consecutive year, reinforcing its position as a trusted partner to leading global brands.

GXO ended the year with a sales pipeline of more than $2.3 billion, providing visibility to accelerating growth in 2026. Opportunities spanned all geographies and continued to scale in strategic growth verticals, including aerospace and defense, life sciences and technology, specifically data centers.

During 2025, GXO completed the acquisition of Wincanton plc, strengthening its market leadership in the UK and expanding its capabilities in attractive growth sectors such as Aerospace & Defense and Healthcare, among others. Early synergy initiatives were underway by year-end, with GXO targeting approximately $60 million in run-rate cost synergies by the end of 2026.

GXO's customer relationships remain deep and long-standing, with many partnerships spanning decades. In 2025, GXO continued to expand with existing customers across new sites, services, and geographies, reflecting strong customer confidence in GXO's global capabilities and operational expertise.

Operational excellence and continuous improvement remained core priorities throughout the year. GXO's focus on continuous improvement, combined with disciplined execution across its network, supported high service quality and consistent performance for customers across regions.

Technology and automation continued to be key differentiators for GXO in 2025. The Company advanced the deployment of automation, robotics, and AI-enabled warehouse solutions across its global network, including the continued development of its AI-powered GXO IQ platform. These initiatives are enhancing productivity, improving safety, and delivering measurable efficiency gains for customers. GXO expects investments in AI and automation to remain long-term drivers of operating leverage, service differentiation and customer value.

As of year-end 2025, GXO's global network spanned the Americas and Asia Pacific, Continental Europe and the United Kingdom & Ireland, serving customers across a diverse range of industries. In an environment defined by rising supply chain complexity and volatility, operational precision is mission-critical, positioning GXO's unmatched global scale, advanced technology, and decades of expertise as powerful and durable sources of competitive advantage.

OUR COMPENSATION PHILOSOPHY AND EXECUTIVE COMPENSATION PROGRAM OBJECTIVES

GXO's executive compensation philosophy is founded on the following core objectives:

- Attract high-impact, results-oriented executives who will contribute to GXO's goals of enhancing financial performance, growing our business and maximizing stockholder value.
- Ensure that each executive receives market-competitive total compensation that drives performance and encourages his or her long-term retention through business and individual performance assessments.
- Maintain executives' focus on the company's top priorities and advancement of our goals of profitable growth, innovation, operational excellence and customer satisfaction.
- Set ambitious targets that incentivize our executives to drive long-term stockholder value creation without unnecessary risk.
- Align the interests of our executives with those of our stockholders by emphasizing high growth and high returns in our long-term, performance-based incentives.
- Incorporate stockholder feedback into the Committee's decision-making process.

STOCKHOLDER OUTREACH AND ENGAGEMENT RELATED TO COMPENSATION

We view regular stockholder engagement as an important component of strong corporate governance. Through regular dialogue on matters such as strategy, governance, executive compensation, and sustainability, we seek to better understand stockholder perspectives and enhance our practices. Our investor relations team maintains consistent outreach to both current and prospective stockholders, and the feedback received is shared with executive management and the Board and incorporated into our strategic decision-making.

The Compensation Committee viewed the approximately 89% say-on-pay vote at the 2025 Annual Meeting as evidence of meaningful stockholder support for our executive compensation program. However, following the CEO transition, we engaged with select stockholders to solicit feedback on our compensation structure and programs, particularly in light of leadership changes and ongoing Board refreshment.

Our Compensation Committee carefully considered this input as part of its annual review of our executive compensation framework to ensure that it remains effective in motivating performance aligned with our short- and long-term strategic objectives. We believe that our compensation programs and incentive plan metrics continue to support stockholder value creation, while enabling us to attract, retain, and appropriately incentivize our key executives. The Committee will continue to consider stockholder feedback and engagement themes when evaluating future program design and pay decisions. A summary of the compensation-related stockholder feedback themes can be found below:

COMPENSATION-RELATED STOCKHOLDER FEEDBACK AND OUR RESPONSE

Key Themes and Summary of Feedback

COMPENSATION ARRANGEMENTS FOR NEW CEO HIRE

What We Heard	Our Response
Asked whether the Board anticipates changes to the structure of the compensation program as a result of the CEO transition	The Compensation Committee and the Board determined not to make any changes to the overall structure of our compensation program; however, an equity grant was made to our CEO, Patrick Kelleher, in connection with his hire, as disclosed in his offer letter in August 2025.

COMPENSATION PROGRAM DESIGN

What We Heard	Our Response
Asked if there were any anticipated changes to the metrics used in the compensation programs after executive leadership changes and board refreshment	The Compensation Committee believes that the structure of our long- and short-term incentive plans remain focused on key metrics aligned with our strategy and stockholder value creation. We continue to review our compensation programs to incentivize and retain key executives, while considering stockholder feedback; however, no changes were made to the current compensation programs.

COMPENSATION GOVERNANCE HIGHLIGHTS

The company's compensation governance framework continues to demonstrate our pay for performance philosophy and strong stewardship, including the components described below.

WHAT WE DO	WHAT WE DON'T DO
✓ **Significant emphasis on variable compensation.** Our executive compensation program is heavily weighted toward variable compensation, including long-term incentives that are primarily performance - based and annual short-term cash incentives. This allows the Committee to closely align total compensation values with both company and individual performance on an annual and long-term basis.	✗ **No excessive perquisites.** We limit our executive perquisites to remain consistent with our pay for performance philosophy. Except in limited circumstances, our NEOs have no relocation benefits or supplemental pension or retirement savings beyond what is provided broadly to all GXO employees. In addition, our NEOs have no perquisites such as personal use of company aircraft, executive health services, club memberships, stipends or financial planning services.
✓ **Substantial portion of compensation subject to creation of stockholder value.** Performance-based awards are, and have been, subject to meaningful stock price and/or financial-related performance goals measured over service-based vesting periods. In structuring these programs, the Committee emphasizes pay-for-performance alignment by placing a substantial portion of NEO compensation at risk and linking realized pay outcomes to stockholder returns and long-term value creation, while reinforcing focus on the Company's strategic priorities.	✗ **No pledging or hedging of company stock without preclearance.** Under our Insider Trading Policy, our company's directors and executive officers, including the NEOs, are prohibited from pledging or holding company securities in a margin account without preclearance. In addition, without preclearance, they are prohibited from engaging in hedging transactions such as prepaid variable forwards, equity swaps, collars and exchange funds or any other transactions that are designed to hedge or offset, or have the effect of hedging or offsetting, any decrease in the market value of company equity securities.
✓ **Stock ownership policies.** The Board has established stock ownership guidelines and stock retention requirements that encourage the strong ownership mindset that exists among our executives.	✗ **Except in limited circumstances as part of new hires for the year of hire, no guaranteed annual salary increases or bonuses.** Salary increases are not guaranteed annually and are benchmarked against market data. We do not guarantee bonus payouts.
✓ **Clawback policy.** Our NEOs are subject to a clawback policy with respect to long-term (time- and performance-based) and annual short-term incentive compensation in connection with a restatement as well as other triggers.	✗ **No stock option repricing or discounted exercise price.** Our company's equity incentive plan does not permit either stock option repricing without stockholder approval or stock option awards with an exercise price below fair market value.
✓ **Restrictive covenants.** Our NEOs are subject to comprehensive non-competition and other restrictive covenants.	✗ **No golden parachute excise tax gross-ups.** GXO does not provide golden parachute excise tax gross-ups.
✓ **Engage with stockholders.** Our Board values stockholder feedback and carefully considers investor perspectives for incorporation into its decision-making process around governance, compensation and sustainability practices.	✗ **No consultant conflicts.** The Committee retains an independent compensation consultant who performs services only for the Committee, as described in more detail below under the heading "Role of the Committee's Independent Compensation Consultant."

THE COMMITTEE'S COMPENSATION DECISION-MAKING PROCESS

In 2025, the Committee met nine times and took six actions by unanimous written consent on matters related to executive compensation and other items pursuant to its charter. In addition to the regular responsibilities of the Committee, members of the Board were invited to attend internal monthly and quarterly operating review meetings with executive management to enhance their understanding of the company's performance and strategic execution. These meetings included in-depth reviews of the company's financial results, as well as discussions about operational execution, sales, customer service, technology initiatives, process innovation, human capital management, safety, the market landscape and business growth trajectories. The meetings also included a review of key performance indicators that track the company's achievement of financial and non-financial objectives. Multiple Committee members attended these sessions to remain well-informed of the company's financial and operational performance and to support effective compensation oversight.

In making compensation decisions, the Committee evaluates formulaic plan outcomes, the quality of company performance, the executive's individual contribution, market data and internal pay relationships. The Committee may apply judgment where appropriate, but that judgment is intended to reinforce the program's pay-for-performance design.

NEO Compensation-Setting Process

The Committee considers several key factors in determining executive compensation.

Key Factors in Determining Executive Compensation
1   **The company's financial results relative to publicly disclosed targets for 2025**
■   Our compensation programs pay for performance while safeguarding against excessive risk taking through risk oversight measures built into the annual and long-term incentive plans. Our senior executives established rigorous goals against the performance metrics that were approved by the Committee. Progress against these goals was reviewed with the Board periodically throughout the year. Performance against these goals was considered by the Committee when determining annual and long-term incentive achievements.
2   **Analysis of total reward levels relative to our core peer group and general industry**
■   The Committee, with input from management and its independent compensation consultant, established the compensation peer group used in benchmarking executive compensation levels to ensure that the peer companies reflect realistic characteristics comparable to GXO.
■   The companies comprising the compensation peer group have similar or adjacent business models and source talent from the same labor pools as GXO. In determining the peer group, the following factors were considered: (i) whether the company is publicly traded on a major U.S. stock exchange, (ii) whether the company is within a revenue range comparable to GXO, (iii) whether the company is operating in an industry similar or adjacent to logistics and (iv) whether the company has displayed a degree of peer similarity.
■   Additionally, the Committee reviews general industry market data for similarly sized companies based on revenue as a secondary reference. Given the significant number of senior executives hired from outside the transportation and logistics industry, general industry market data contributes to a comprehensive view of the market landscape.
■   The combined consideration of the compensation peer group and general industry data ensures a balanced view of operating characteristics and performance comparability to GXO.
3   **Annual review of executive compensation program design**
■   Our programs are designed to offer a competitive total executive compensation package designed to attract, retain and motivate leaders. Our compensation program and plans are flexible and permit the use of a variety of compensation elements and varying terms. The primary component of compensation is equity-based with multi-year vesting schedules that align to business strategy. The Committee, with input from management and its independent compensation consultant, conducts an annual assessment of the design, performance metrics and goals under our variable incentive plans. In administering these programs each year, the Committee determines which types of awards to grant, the financial measures and performance goals (if any) to apply to the awards, the performance period(s) (if any), and the mix of awards to be granted to the NEOs.
4   **Alignment of pay structure with long-term stockholder value**
■   The Committee considers the overall design and mix of the executive compensation program, including the emphasis on performance-based and long-term incentives, to ensure alignment between executive compensation and the long-term interests of stockholders.

GXO Compensation Peer Group

The Committee, with input from management and its independent compensation consultant, developed a compensation peer group consisting of 18 companies to assist in making 2025 compensation decisions. A number of screening criteria were used to determine the selected companies as detailed in the table above. Our compensation peer group had 2024 annual revenues ranging from $0.57 billion to $91.07 billion with median revenues of $10.12 billion. Our 2024 revenue of $11.71 billion positioned GXO at the 56th percentile of our compensation peer group. The Committee does not tie NEO compensation to any particular level in comparison to the peer group. Instead, the compensation benchmark data is used to ensure our compensation remains market-competitive. For 2025 compensation decisions, the compensation peer group consisted of the companies below.

Americold Realty Trust, Inc.	Flex Ltd.
Aramark[(1)]	Iron Mountain Incorporated
Avnet, Inc.	Pitney Bowes Inc.
Celestica Inc.	Rockwell Automation, Inc.
C.H. Robinson Worldwide, Inc.	Rollins, Inc.
Cintas Corporation	Ryder System, Inc.
Emerson Electric Co.	Sanmina Corporation
Expeditors International of Washington, Inc.	The Descartes Systems Group Inc.
FedEx Corporation	United Parcel Service, Inc.

[(1)] Aspen Technology was removed from the peer group due to its acquisition in March 2025 and based on guidance from the Committee's compensation consultant. In consultation with the independent compensation consultant, the Committee added Aramark to the peer group due to their comparable scale and operational complexity.

Pay Elements

Our executive compensation program consists of three primary elements: base salary, annual short-term incentive awards and annual long-term incentive awards. These elements are described in more detail below.

Element	Purpose	Pay for Performance Design
BASE SALARY	■ To attract and retain high-performing executives	■ Fixed cash compensation corresponds to experience and job scope and is aligned with market levels, typically with the lowest weighting in total compensation mix.
ANNUAL SHORT-TERM INCENTIVE	■ To reward annual performance that supports strategy and results	■ Executives become eligible for a bonus if predetermined threshold goals are met or exceeded. ■ Payouts are determined based on an evaluation of performance across key financial metrics, including Adjusted EBITDA, Free Cash Flow, Organic Revenue and Net New Business, with awards ranging from zero to a cap of 200% of target.
ANNUAL LONG-TERM INCENTIVE	■ To retain key executives and to align the interests of GXO executives with the achievement of sustainable long-term growth and performance delivered through a mix of PSUs and RSUs	■ The Committee designs long-term incentive awards to motivate executives to achieve goals over an extended period. The Committee takes a strategic approach to the timing of grants to align awards with the company's strategy and stockholder returns.

Target Pay Mix

We believe our NEO compensation program supports our Compensation Philosophy and Executive Compensation Program Objectives through a mix of compensation elements that does not encourage actions that could conflict with our long-term performance or stockholder interests. Our executive compensation program is heavily weighted toward variable compensation, including long-term incentives that are primarily performance-based and annual short-term cash incentives. This design allows the Committee to closely align total compensation values with both company and individual performance on an annual and long-term basis. For 2025, 89% of our CEO target compensation mix and, on average, 78% of our other NEO target compensation mix was made up of variable compensation, as displayed in the charts below.

CEO Target Compensation



89% Variable Pay

Other NEOs Target Compensation



78% Variable Pay

EXECUTIVE COMPENSATION ELEMENTS AND OUTCOMES FOR 2025

Annual Base Salary

Annual base salary is established for each NEO primarily based upon market considerations, company and individual performance, and corresponds to an executive's experience and job scope to provide a stable and secure source of income at a market-competitive level. The Committee reviews base salaries annually to align with current market levels and considers other compensatory factors. The Committee reviewed market and peer data to determine the base salaries for our NEOs effective April 1, 2025. The base salary of Mr. Kelleher was effective on his date of hire, August 19, 2025. Base salary levels for NEOs employed prior to 2025 remained consistent with the previous year. The 2025 annual base salaries are set forth in the table below.

Executive Officer	Annual Base Salary ($)
Patrick Kelleher	$700,000
Malcolm Wilson	$880,000[1]
Baris Oran	$650,000
Richard Cawston	$565,000[1]
Karlis Kirsis	$515,000[1]
Corinna Refsgaard	$500,000[1]

[1] Annual base salaries for non-U.S. executive officers were converted and paid in British Pounds Sterling, at the exchange rate described in the Summary Compensation Table.

Annual Short-Term Incentive Target Opportunity

Our short-term incentive program provides cash compensation that is not guaranteed and contingent on the achievement of financial goals. It is designed to reward annual performance that supports the company's strategy and results. Each NEO is eligible for a target short-term incentive ("STI") amount. In consultation with the independent compensation consultant, the Committee reviewed market and peer data to determine the STI target opportunity for our NEOs. Target STI Opportunity levels for NEOs employed prior to 2025 remained consistent with the previous year. The table below reflects the 2025 annual STI opportunity of each NEO. Pursuant to the terms of Mr. Wilson's service agreement and related transition arrangements, no 2025 STI payout was made to Mr. Wilson.

Executive Officer	Annualized Base Salary	Target STI Opportunity (as a % of Base Salary)	Target STI Opportunity
Patrick Kelleher	$700,000	160%	$411,178[1]
Baris Oran	$650,000	110%	$715,000
Richard Cawston	$565,000	110%	$621,500[2]
Karlis Kirsis	$515,000	100%	$515,000[2]
Corinna Refsgaard	$500,000	100%	$500,000[2]

[1] Target STI Opportunity for Mr. Kelleher is based on a new hire salary proration. Mr. Kelleher joined GXO on August 19, 2025.

[2] Annual short term incentive target opportunities for non-U.S. executive officers were converted to British Pounds Sterling for communication purposes, at the exchange rate described in the Summary Compensation Table.

Annual Short-Term Incentive Payout Eligibility and Range

The evaluation of short-term incentive payouts is based on a review of predetermined key performance measures that are of preeminent importance to the company and our stockholders. We establish performance targets including threshold and maximum goals that we believe are rigorous but not likely to encourage excessive risk-taking. Achievement of the performance threshold must be met or exceeded to be eligible for a payout. When earned, threshold performance yields a 50% payout and achievement of the maximum performance yields a 200% payout. For performance between threshold and maximum, results will be interpolated on a straight-line basis. Performance below the threshold will result in a 0% payout.

2025 Annual Short-Term Incentive Financial Results Relative to Targets

We adhered to our standard practice of setting bonus goals in accordance with our budget and business plan approved by the Board for 2025. Goals for four key performance indicators were reviewed with the Committee: Adjusted EBITDA, Free Cash Flow, Organic Revenue and Net New Business, in the table below.

The 2025 Annual Short-Term Incentive metrics were selected because they reflect the areas of performance the Committee believed were most important to GXO and our stockholders in 2025: profitability, cash generation, and growth. Together, these measures are intended to reinforce the Company's earnings-focused strategy while preserving discipline around cash flow and new business development. Performance against this weighted scorecard informed the Committee's determination of 2025 annual incentive payouts for our NEOs.

- 50%—Adjusted EBITDA;

- 20%—Free Cash Flow;

- 15%—Organic Revenue; and

- 15%—Net New Business.

Overall, the Company's performance against the 2025 STI scorecard produced funding of 114.6% of target. Results were strongest on Adjusted EBITDA and Free Cash Flow, near target on Organic Revenue and further below target on Net New Business.

Primary Performance Indicators Supporting Committee Assessment			
Key Measures[1]	Weighting	2025 Target	Achievement %
Adjusted EBITDA	50%	$840 million	105%
Free Cash Flow	20%	$210 million	123%
Organic Revenue	15%	$12,294 million	99%
Net New Business	15%	8%	53%

[1] See Annex A for a description of non-GAAP financial measures.

2025 Annual Short-Term Incentive Payout

Below is a summary of our NEOs' total Annual STI Opportunity at target and Total Actual STI Payout as approved by the Committee. Pursuant to the terms of Mr. Wilson's service agreement and related transition arrangements, no 2025 STI payout was made to Mr. Wilson.

| | STI for Performance Year 2025 | | | | |
| | Target | | | Actual | |
Executive Officer	Base Salary	Annual STI Opportunity (% of Base Salary)	Annual STI Opportunity[1]	STI Funding Percentage	Total Actual STI Payout
Patrick Kelleher	$700,000	160%	$411,178[1]	114.65%	$471,404
Baris Oran	$650,000	110%	$715,000	114.65%	$819,728
Richard Cawston	$565,000[2]	110%	$621,500	114.65%	$712,533
Karlis Kirsis	$515,000[2]	100%	$515,000	114.65%	$590,433
Corinna Refsgaard	$500,000[2]	100%	$500,000	114.65%	$573,236

[1] Target STI Opportunity for Mr. Kelleher is based on a new hire salary proration. Mr. Kelleher joined GXO on August 19, 2025.

[2] Annual incentive payouts for non-U.S. executive officers were converted and paid in British Pounds Sterling, at the exchange rate described in the Summary Compensation Table.

2025 LTI Design

GXO's 2025 Long-Term Incentive ("LTI") program consists of two equity vehicles, performance share units ("PSUs") and RSUs, that are designed to align NEO performance with the interests of our stockholders and incentivize outperformance through achievement of long-term goals, while building retention among our key leaders given the upside potential if performance goals are met or exceeded. The Committee takes the view that long-term awards should incorporate ambitious strategic goals over an extended period, with awards being earned (or not) based on overall performance against the rigorous measures.

In structuring the 2025 PSUs, the Committee, in consultation with its independent compensation consultant, considered the Company's long-term strategy and the behaviors the Committee wanted the program to reinforce. The Committee selected a balanced set of measures intended to reward long-term value creation through relative stockholder return, profitable growth and cash generation, together with a return-on-capital modifier.

Metric	Weighting
Relative Total Shareholder Return (rTSR) compared to the S&P MidCap 400 Index	34%
3-year Cumulative Annual Organic Revenue Growth	33%
3-year Average Annual Adjusted EBITDA Conversion to Free Cash Flows	33%
Operating ROIC Modifier	*±10%*

Organic Revenue Growth in our long-term plan measures the Company's ability to grow over the 3-year performance period. Adjusted EBITDA Conversion to Free Cash Flows measures the Company's ability to translate earnings into cash generation. Relative total shareholder return ("rTSR") aligns pay outcomes with GXO stock performance relative to other public companies.

The Operating ROIC modifier is based on achievement of an operating return on invested capital goal and can increase or decrease the formulaic payout by up to 10%, subject to a 200% aggregate payout cap. The modifier strengthens the plan's focus on capital discipline and recognizes management's role in allocating capital efficiently.

The PSUs granted by GXO to executive officers, including our NEOs, in 2025 have a 3-year performance measurement period ending on December 31, 2027. The Committee will determine the achievement of the applicable performance goals following the end of this 3-year performance period and determine what portion of the PSUs are vested based on such results. The plan design also includes a one-year post-vest lockup period on the sale/transfer of shares. Achievement of the performance threshold yields a 50% payout and achievement of the maximum performance yields a 200% payout (capped). For performance between threshold and maximum, results will be interpolated on a straight-line basis. Performance below the performance threshold will result in a 0% payout.

RSUs help us retain our key leaders and also provide a direct incentive to build stockholder value and contribute retention value in our LTI design. Stock price performance has the same effect on holders of RSUs as it does on holders of our common stock. RSUs vest in substantially equal installments on the first, second and third anniversaries of the grant date.

2025 LTI Mix and Awards

Consistent with the LTI design discussed above, the Committee approved 2025 annual LTI awards consisting of 70% PSUs and 30% RSUs for Mr. Oran and 55% PSUs and 45% RSUs for Mr. Cawston. All other continuing executive officer positions received awards consisting of 50% PSUs and 50% RSUs. Due to his retirement, Mr. Wilson did not receive an annual LTI award in 2025. Mr. Kelleher joined GXO on August 19, 2025 and, as noted below, received sign-on equity awards rather than a regular annual LTI award. Messrs. Oran and Cawston are eligible for prorated vesting of certain outstanding LTI awards, as discussed in more detail below under "Agreements with NEOs and Severance Plan."

Executive Officer	PSUs Awarded (#)(1)	RSUs Awarded (#)(1)
Patrick Kelleher	0	0
Malcolm Wilson	0	0
Baris Oran	34,449(2)	14,764(2)
Richard Cawston	24,541(2)	19,686(2)
Karlis Kirsis	17,061	17,061
Corinna Refsgaard	11,812	11,812

(1) The grant date fair value of the awards in accordance with FASB ASC Topic 718 can be found in the "Grants of Plan-Based Awards" table.

(2) The PSUs and RSUs are prorated.

2025 Sign-On and Retention Grants

As part of its oversight of executive compensation and in connection with the Company's leadership transition, the Compensation Committee approved sign-on RSU and PSU awards for Mr. Kelleher in August 2025, as previously disclosed with the announcement of his appointment as CEO. These awards were granted outside the regular annual equity grant cycle and were intended, in part, to replace compensation forfeited at his prior employer while aligning his compensation opportunity with long-term stockholder returns.

In addition, the Committee approved a special RSU award for Ms. Refsgaard in connection with the 2025 annual grant cycle to support retention in a key leadership role during a period of organizational transition. These RSUs vest in equal installments on the first, second and third anniversaries of the grant date.

Executive Officer	RSUs Awarded (#)(1)
Patrick Kelleher	29,805
Corinna Refsgaard	19,686

(1) The grant date fair value of the awards in accordance with FASB ASC Topic 718 can be found in the "Grants of Plan-Based Awards" table.

The sign-on PSU award granted to Mr. Kelleher is eligible to be earned only upon achievement of pre-established, market-based performance goals over a multi-year period and continued service through the end of the performance period.

Metric(1)	Weight	Performance Period	PSUs Awarded (#)	Below Target 0% Payout	Target 100% Payout	Maximum 225% Payout
Relative Total Shareholder Return (rTSR) to outperform S&P MidCap 400 Index	100%	August 19, 2025 - August 18, 2028	81,069	Below 55th Percentile	55th Percentile	90th Percentile

(1) Straight-line interpolation between performance levels.

In approving Mr. Kelleher's sign-on equity awards, the Committee considered the need to recruit a new chief executive officer, replace forfeited compensation, reinforce a sustained long-term focus on stockholder value creation and maintain an overall compensation package that remained heavily weighted toward long-term equity.

The Committee believes that a performance-based award tied exclusively to relative total shareholder return over a three-year period appropriately emphasizes long-term outcomes, mitigates short-term decision-making, and complements the Company's existing incentive framework.

The sole performance metric is rTSR measured against the S&P MidCap 400 Index peer group. Target payout is at the 55th percentile and no PSUs are earned for performance below the 55th percentile. Maximum payout of 225% of target at or above the 90th percentile.

PSUs vest, if at all, following completion of the performance period and certification of results by the Compensation Committee, which will occur no later than November 30, 2028. Earned PSUs are settled in shares of Company common stock or, where permitted, cash, as determined by the Company.

The award is subject to the Company's standard equity award governance features, including stock ownership guidelines, clawback and forfeiture provisions, insider trading and securities monitoring policies, and a one-year post-vesting lock-up on shares issued under the award, subject to limited exceptions. No portion of the award is guaranteed, and the award will have no value unless the applicable performance conditions are satisfied.

2023 PSUs Summary

The PSUs granted by GXO to executive officers, including our NEOs, in 2023 have a three-year performance measurement period ending on December 31, 2025, and a four-year vesting period ending on January 15, 2027. Achievement of threshold performance yields a 50% payout, target performance yields a 100% payout and maximum performance yields a 200% payout, with straight-line interpolation between points. Performance below threshold results in a 0% payout.

In structuring the 2023 PSUs, the Committee sought to reward long-term value creation through a combination of relative stockholder return, organic growth and cash generation. The Committee believed these measures would encourage sustainable growth while maintaining focus on the overall health of the business.

2023 PSUs Performance

The following table summarizes the 2023 PSU goals, results and resulting payout. The Committee certified performance in March 2026. Based on those certified results, the weighted aggregate payout was 99.2% of target, with below-target Organic Revenue Growth more than offset by above-target performance on Adjusted EBITDA conversion and near-target rTSR performance.

Metric[1]	Weight	Threshold 50% Payout	Target 100% Payout	Maximum 200% Payout	Actual	Payout %
Relative Total Shareholder Return (rTSR) to outperform S&P MidCap 400 Index	34%	25th Percentile	50th Percentile	75th Percentile	48th Percentile	97.6%
3-year Cumulative Annual Organic Revenue Growth	33%	14%	29%	37%	8.8%	0.0%
3-year Average Annual Adjusted EBITDA Conversion to Free Cash Flows	33%	19%	29%	39%	41.8%	200.0%
					Weighted Aggregate Payout	**99.2%**

[1]   See Annex A for reconciliations of non-GAAP financial measures.

OUR EXECUTIVE COMPENSATION GOVERNANCE FRAMEWORK

Our compensation framework ensures a strong linkage between pay and performance with an emphasis on performance-based variable compensation. To effectively govern incentive compensation and ensure the arrangements do not indirectly encourage taking actions that conflict with our long-term interests, we adhere to the following governance framework.

Stock Ownership Policies

We believe that executive equity ownership in the company mitigates a number of risks, including risks related to executive attrition and undue risk-taking.

Guidelines

Stock ownership guidelines are expressed as a multiple of each NEO's annual base salary:

- CEO: 6x annual base salary

- Other NEOs: 3x annual base salary

Compliance with our stock ownership guidelines is generally determined using the aggregate count of shares of common stock held directly or indirectly by the NEO, plus unvested RSUs subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions are not counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.

Until the stock ownership guidelines are met, an executive is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.

As of the Record Date, each NEO was in compliance with our stock ownership guidelines.

Clawback Policy

Overview

Our NEOs have historically been subject to a clawback policy with respect to long-term and annual short-term incentive compensation. The policy is designed to mitigate risk in the Company's compensation program and also reflects the NYSE's mandatory recovery standards for executive incentive compensation in the event of an accounting restatement.

The Clawback Policy applies to each NEO in the event of: (i) a breach of the restrictive covenants, (ii) termination of his or her employment by our company for cause, (iii) his or her engagement in certain misconduct that contributes to any material loss to our company or its affiliates or (iv) the company being required to prepare a restatement due to material noncompliance with a financial reporting requirement. Upon the occurrence of (i), (ii) or (iii), the company may terminate or cancel any LTI award; require the NEO to forfeit or remit to the company any amounts payable or the after-tax net amount paid or received with respect to any LTI award (time- or performance-based); or forfeit or remit any shares of the company's common stock that were received in connection with any LTI award. If the company is required to prepare a restatement, the Clawback Policy provides for recoupment of erroneously awarded incentive compensation received by covered

employees (current and former executive officers) during the three fiscal years that precede the date the company is required to prepare the restatement.

In addition, if an NEO has engaged in certain misconduct that contributes to any material loss to the company or any of its affiliates, the company may: (i) require repayment by the NEO of any cash bonus or annual bonus previously paid, net of any taxes paid by the NEO on such bonus; (ii) cancel any earned but unpaid cash bonus or annual bonus; and/or (iii) adjust the NEO's future compensation to recover an appropriate amount with respect to the material loss.

Further, to the extent that the rules adopted by the NYSE or the SEC under the Dodd-Frank Wall Street Reform and Consumer Protection Act are broader than the clawback provisions contained in our NEO service agreements and to the extent the company is required to implement any additional clawback provisions pursuant to applicable law, the NEOs will each be subject to such additional clawback provisions pursuant to such rules as described under the heading "Agreements with NEOs and Severance Plan—Clawbacks."

Role of the Committee

The Committee is responsible for approving our compensation practices and overseeing our executive compensation program in a manner consistent with GXO's compensation philosophy. The Committee is tasked with: (i) reviewing the annual and long-term performance goals for our NEOs; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for our NEOs. The Committee acts independently but works closely with the full Board and executive management in making many of its decisions. To assist it in discharging its responsibilities, the Committee has retained the services of an independent compensation consultant, as discussed below.

Role of Management

Executive management provides input to the Committee, including with respect to the Committee's evaluation of executive compensation practices. In particular, our chief executive officer, Mr. Kelleher, provides recommendations for proposed compensation actions with respect to our executive team, but not with respect to his own compensation. The Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent compensation consultant before making final determinations. We believe this process ensures that our executive compensation program effectively aligns with GXO's compensation philosophy and stockholder interests.

Role of the Committee's Independent Compensation Consultant

The Committee's independent compensation consultant advises the Committee on compensation and governance matters, monitors trends and evolving market practices in executive compensation and provides general advice and support to the Committee and the Committee's chair. F.W. Cook served as the Committee's independent compensation consultant for 2025. The compensation consultants do not provide any other services to the company.

As part of the consultants' engagement with the Committee, they reviewed our executive compensation peer group and conducted a competitive analysis of compensation, including base pay, short-term incentives, long-term incentives and other compensation components as needed. The compensation consultant also assists the Committee with a variety of other matters, including analysis of share usage of our equity compensation plan, trends and regulatory developments in executive compensation, setting CEO compensation, the design and establishment of performance metrics and goals under our variable incentive plans, reviewing our compensation risk analysis and reviewing this Compensation Discussion and Analysis.

The Committee considered the independence of the compensation consultants in light of applicable SEC rules and NYSE Listing Standards. After taking into account the absence of any relationships with management and members of the Committee, as well as the compensation consultants' internal policies and other information provided to the Committee, the Committee determined that no conflicts of interest existed that would prevent the firms from serving as independent compensation consultants to the Committee. On an annual basis, the Committee reviews the services performed by and the fees paid to the compensation consultant.

OTHER COMPENSATION-RELATED ITEMS

Equity Granting Policy

All equity awards to NEOs are discretionary and are approved by the Committee with the grant date determined at the time of approval. The Committee has historically granted annual equity awards, which generally consist of RSUs and PSUs, to our NEOs during the first two weeks of March. In limited circumstances, including a new hire or promotion, the Committee may approve grants at other times. The Company does not currently grant stock options to employees. The Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2025, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Benefits

Our U.S. NEOs are provided generally the same benefits as other eligible employees, including participation in the GXO 401(k) Plan and insurance benefit programs. Our U.K. NEOs are provided generally the same benefits as other eligible

employees, including participation in pension and top-up arrangements and car allowances. Except for limited new-hire and transition-related arrangements described in this proxy statement, our NEOs receive minimal perquisites, as shown in the "All Other Compensation Table" following this Compensation Discussion and Analysis.

Agreements with NEOs

We believe that it is in the best interests of our company to enter into agreements with our NEOs, which allow the Committee to exercise discretion in designing incentive compensation programs. The material compensation-related terms of these agreements are described under the heading "Agreements with NEOs and Severance Plan" and the tables that follow this Compensation Discussion and Analysis.

As discussed in "Agreements with NEOs and Severance Plan," GXO previously disclosed that Mr. Wilson would retire as CEO and director in 2025. On February 17, 2025, Mr. Wilson entered into a settlement agreement with GXO Logistics UK Limited that provides specified payments and benefits on termination, subject to certain conditions, including the execution of a release of claims. The principal payments and benefits are summarized under "Agreements with NEOs and Severance Plan."

Mr. Wilson also agreed to remain available in his CEO capacity, as requested by GXO or the Board, through the earlier of (i) a date chosen at GXO's discretion (not earlier than August 15, 2025) or (ii) December 3, 2025, subject to certain exceptions. The agreement also provided for potential consideration of a prorated bonus in recognition of a satisfactory transition of duties to his successor. At year-end, the Committee approved a bonus consistent with the terms of the settlement agreement of $2,071,620 in recognition of Mr. Wilson's continued leadership and performance during this transition period. This award specifically acknowledges his significant contributions to the company and his successful execution of a seamless transition of executive responsibilities.

Mr. Kelleher joined GXO on August 19, 2025. A summary of Mr. Kelleher's offer letter and other arrangements are outlined in the "Agreements with NEOs and Severance Plan."

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "IRS Code"), disallows a federal income tax deduction to public companies for compensation greater than $1 million paid in any tax year to covered executive officers.

As a general matter, while tax deductibility is one of several relevant factors considered by the Committee in determining compensation, we believe that the tax deduction limitation imposed by Section 162(m) should not compromise the company's access to compensation arrangements that will attract and retain a high level of executive talent. Accordingly, the Committee and our Board will take into consideration a multitude of factors in making executive compensation decisions and may approve executive compensation that is not tax deductible.

COMPENSATION COMMITTEE RISK OVERSIGHT

The Committee monitors the risks associated with our compensation philosophy and programs. The Committee seeks to ensure that the Company's compensation structure appropriately motivates senior executives to deliver long-term results for stockholders without encouraging excessive or inappropriate risk-taking. The Committee believes that the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Committee considered the following:

- The Committee consists solely of independent non-employee directors and has engaged an independent external compensation consultant to assist with creating the executive compensation program;

- Our executive compensation program is heavily weighted toward variable compensation with payouts and awards capped, even if our performance exceeds the predetermined maximum goals;

- A substantial portion of executive compensation consists of performance-based awards that are subject to meaningful stock price and/or financial-related performance goals to align management and stockholder interests;

- We have adopted a stock ownership policy and stock retention requirements for directors and executive officers that requires directors and executive officers to own meaningful levels of the company's stock;

- We have adopted a clawback policy for our executive officers that provides for certain long-term incentive compensation and annual bonus (STI) forfeiture; and

- We have adopted an insider trading policy that prohibits pledging or holding company securities in a margin account without preclearance.

For additional information regarding the Company's stock ownership policy, clawback policy, and insider trading policy see the discussions in this Proxy Statement under the headings "Stock Ownership Policies", "Clawback Policy", and "Insider Trading Policy", respectively.

COMPENSATION COMMITTEE REPORT

The following statement made by the Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate such statement by reference.

The Committee reviewed the Compensation Discussion and Analysis with management as required by Item 402(b) of Regulation S-K, as set forth above. Based on this review and the resulting discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Compensation Committee

Todd Cooper, Chair

Marlene Colucci

Laura Wilkin

Summary Compensation Table

The following table sets forth information concerning the total compensation earned by our NEOs for the year ended December 31, 2025.

Certain amounts paid to or earned by certain NEOs were paid in British Pounds Sterling. In the tables below, amounts for fiscal year 2025 were converted to U.S. dollars at an exchange rate of approximately £1=$1.318 (the yearly average exchange rate during fiscal year 2025 available on the Internal Revenue Service website).

Executive Officer and Principal Position	Year	Salary	Bonus	Stock Awards[1]	Non-Equity Incentive Plan Compensation	All Other Compensation[2]	Total
Patrick Kelleher[3]	2025	$239,615	$661,178[5]	$6,506,536	$60,226	$160,720	$7,628,275
Chief Executive Officer							
Malcolm Wilson[4]	2025	$886,697	$—	$—	$—	$4,045,942	$4,932,639
Former Chief Executive Officer	2024	$918,338	$—	$4,436,851	$—	$176,602	$5,531,791
	2023	$827,325	$—	$4,221,221	$1,525,049	$160,067	$6,733,662
Baris Oran	2025	$650,000	$—	$1,803,705	$819,728	$24,436	$3,297,869
Chief Financial Officer	2024	$644,615	$—	$1,848,745	$—	$24,422	$2,517,782
	2023	$621,923[5]	$—	$2,026,207	$753,554	$27,751	$3,429,435
Richard Cawston	2025	$608,888	$—	$1,634,249	$712,533	$73,902	$3,029,572
Chief Revenue Officer	2024	$582,930	$—	$1,985,080	$—	$71,276	$2,639,286
	2023	$526,306	$217,662	$1,688,570	$634,061	$70,850	$3,137,449
Karlis Kirsis	2025	$559,460	$—	$1,264,732	$590,433	$46,121	$2,460,746
Chief Legal Officer	2024	$528,899	$—	$1,286,984	$—	$253,987	$2,069,870
	2023	$457,290	$—	$1,416,717	$556,194	$47,906	$2,478,107
Corinna Refsgaard	2025	$529,836	$—	$1,625,660	$573,236	$138,256	$2,866,988
Chief Human Resources Officer	2024	$375,801	$128,339	$812,151	$—	$63,373	$1,379,664

[1] The amounts reflected in this column represent the aggregate grant date fair value of the awards made during 2025 as computed in accordance with FASB ASC Topic 718. The grant date value of PSUs included in this column is based upon the probable outcome at the time of grant, which is at target. See footnote 1 of the "Grants of Plan-Based Awards" table for the maximum value of the PSUs. For additional information related to the measurement of stock-based compensation awards, please see "Notes to Consolidated Financial Statements—Note 14. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2025.

[2] The components of "All Other Compensation" for 2025 are detailed in the "All Other Compensation Table".

[3] Mr. Kelleher joined GXO in August 2025.

[4] Mr. Wilson did not receive additional compensation for his service as a director.

[5] The amount reflected in this column for 2025 represents the sum of the following: (a) one-time cash bonus of $250,000 awarded to Mr. Kelleher upon his hire in recognition for his forfeited bonus from his prior employer and (b) $411,178 to reflect guaranteed level of annual bonus for 2025 only and prorated for 2025 to reflect the period between Mr. Kelleher's start date and December 31, 2025.

We compensate our NEOs pursuant to the terms of their respective offer letter and service agreement, and the information reported in the Summary Compensation Table reflects the terms of such agreements. For more information about our agreements with our NEOs, see the discussion in this Proxy Statement under the heading "Agreements with NEOs and Severance Plan."

All Other Compensation Table

The following table sets forth the amounts included in the "All Other Compensation" column in the "Summary Compensation Table" for our NEOs in 2025.

Executive Officer	Matching Contributions to 401(k) Plan[1]	Pension-Related Payments[2]	Car Allowance[3]	Professional Memberships & Fees[4]	Short-Term Housing Payments[5]	Commuting Benefits[5]	Relocation[6]	Tax Services[7]	Severance-Related Payments[8]	Total
Patrick Kelleher	$—	$—	$—	$7,466	$—	$9,679	$145,975	$—	$—	$160,720
Malcolm Wilson	$—	$157,743	$12,665	$—	$—	$—	$—	$—	$3,875,534	$4,045,942
Baris Oran	$14,000	$—	$—	$—	$—	$—	$—	$10,436	$—	$24,436
Richard Cawston	$—	$60,248	$13,654	$—	$—	$—	$—	$—	$—	$73,902
Karlis Kirsis	$—	$23,974	$13,654	$—	$—	$—	$—	$8,493	$—	$46,121
Corinna Refsgaard	$—	$50,814	$12,336	$3,142	$13,576	$38,370	$—	$20,018	$—	$138,256

[1] Amount in this column represents the company's contributions to the 401(k) Plan for Mr. Oran. Only amounts contributed directly by Mr. Oran are eligible for matching contributions, and he is eligible for matching contributions on the same basis as all other eligible employees of our company.

[2] Amounts in this column include the annual pension allowance for Mr. Wilson and Mr. Cawston, and pension top-up payments for Mr. Kirsis and Ms. Refsgaard as outlined in their offer letters.

[3] Amounts in this column include the car allowance benefits for these executives as outlined in their offer letters and consistent with other senior U.K. employees.

[4] Amounts in this column include reimbursement for professional memberships ($1,823) and bank fees ($1,319).

[5] Amounts in these columns include mobility benefits provided by GXO for travel between these executives' home locations and their respective work locations. The short-term housing payments for Ms. Refsgaard is comprised of hotel expenses. Commuting benefits are comprised of flights ($35,315 for Ms. Refsgaard and $8,791 for Mr. Kelleher), and transportation expenses ($3,055 for Ms. Refsgaard and $888 for Mr. Kelleher). Ms. Refsgaard's mobility benefits are generally higher due to GXO's expectation that she travel regularly within the U.K., Ireland, the U.S., Europe and globally in the performance of her duties.

[6] Amounts in this column include the relocation benefits outlined in Mr. Kelleher's offer letter.

[7] Amounts in this column represent tax preparation fees paid by GXO as outlined in their offer letters.

[8] Amounts in this column reflect payments made to Mr. Wilson in 2025 pursuant to the terms of his Settlement Agreement. See "Agreements with NEOs and Severance Plan" for additional details regarding Mr. Wilson's Settlement Agreement.

Grants of Plan-Based Awards

The following table sets forth additional details regarding grants of equity and non-equity plan-based awards. Additional information relevant to the equity awards shown in this table is included under the heading "Outstanding Equity Awards at Fiscal Year-End."

Executive Officer[1]	Grant Date	Grant Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
Patrick Kelleher	—	Cash Bonus	$205,589	$411,178	$822,356	—	—	—	—	—
	8/19/2025	RSU	$—	$—	$—	—	—	—	29,805	$1,250,022
	8/19/2025[5]	PSU	$—	$—	$—	—	81,069	182,405	—	$5,256,514
Malcolm Wilson	—	Cash Bonus	$—	$—	$—	—	—	—	—	—
Baris Oran	—	Cash Bonus	$357,500	$715,000	$1,430,000	—	—	—	—	—
	3/7/2025	RSU	—	—	—	—	—	—	14,764	$562,508
	3/7/2025[6]	PSU	—	—	—	17,225	34,449	68,898	—	$1,241,197
Richard Cawston	—	Cash Bonus	$310,750	$621,500	$1,243,000	—	—	—	—	—
	3/7/2025	RSU	—	—	—	—	—	—	19,686	$750,037
	3/7/2025[6]	PSU	—	—	—	12,271	24,541	49,082	—	$884,212
Karlis Kirsis	—	Cash Bonus	$257,500	$515,000	$1,030,000	—	—	—	—	—
	3/7/2025	RSU	—	—	—	—	—	—	17,061	$650,024
	3/7/2025[6]	PSU	—	—	—	8,531	17,061	34,122	—	$614,708
Corinna Refsgaard	—	Cash Bonus	$250,000	$500,000	$1,000,000	—	—	—	—	—
	3/7/2025	RSU	$—	$—	$—	—	—	—	11,812	$450,037
	3/7/2025	RSU	—	—	—	—	—	—	19,686	$750,037
	3/7/2025[6]	PSU	—	—	—	5,906	11,812	23,624	—	$425,586

[1] This table excludes Mr. Wilson, who was ineligible for annual incentive plan awards in 2025.

[2] The maximum value of the Annual PSU awards at the grant date are as follows: Mr. Oran - $2,482,395, Mr. Cawston - $1,768,424, Mr. Kirsis - $1,229,416, and Ms. Refsgaard - $851,173. The total grant date fair value of the PSUs that may be earned depending on GXO's relative TSR remains the same whether the maximum, target, or below target performance is earned.

[3] Time-based RSUs granted to all NEOs will vest in equal increments on the first, second and third anniversaries of the grant date.

[4] The amounts reflected in this column represent the aggregate grant date fair value of the awards made during 2025 as computed in accordance with FASB ASC Topic 718. The grant date value of the 2025 annual PSU awards included in this column is based upon the probable outcome at the time of grant, which is at target. See footnote 1 above for the maximum value of these awards. The grant date value of Mr. Kelleher's sign-on PSU was determined using a Monte Carlo simulation model to reflect the applicable market-based performance conditions. For additional information related to the measurement of stock-based compensation awards, please see

© 2026 **GXO Logistics**, Inc.

"Notes to Consolidated Financial Statements—Note 14. Stock-Based Compensation" of our company's Annual Report on Form 10-K for the year ended December 31, 2025.

(5) The payout of Special PSUs will be determined based on the achievement of specific goals calculated over a 3-year period beginning August 19, 2025 and ending on August 18, 2028. The maximum payout amount for the PSUs is 225% of target. No amount is payable if actual performance does not meet the target goal. See "Compensation Discussion and Analysis – 2025 Sign-on and Retention Grants" for additional details.

(6) The payout of Annual PSUs will be determined based on the achievement of specific goals calculated over a 3-year period beginning January 1, 2025 and ending on December 31, 2027. The maximum payout amount for the PSUs is 200% of target, and the threshold payout amount is 50% of target. No amount is payable if actual performance does not meet the threshold goal. See "Compensation Discussion and Analysis – 2025 LTI Design" for additional details.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards held by our NEOs as of December 31, 2025. Upon the spin-off of GXO from XPO (the "Spin-Off"), outstanding awards held by GXO employees, including the NEOs, were converted in accordance with the employee matters agreement. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Spin-Off when compared to the aggregate intrinsic value immediately prior to the Spin-Off. Such adjusted awards are otherwise subject to the same terms and conditions that applied to the original XPO award immediately prior to the Spin-Off.

| | Option Awards | | | | Stock Awards | | | |
| | | | | | | | Equity Incentive Plan Awards | |
Executive Officer	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price($)[2]	Option Expiration Date[3]	Number of Shares or Units of Stock That Have Not Vested (#)[4]	Market Value of Shares or Units of Stock That Have Not Vested ($)[5]	Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)[6]	Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Patrick Kelleher	—	—	$—	—	29,805	$1,568,935	81,069	$4,267,472
Malcolm Wilson	184,714[7]	—[7]	$64.91	3/3/2026	75,391	$3,968,582	40,561	$2,135,131
Baris Oran	153,928[8]	65,970[8]	$65.60	5/17/2031	71,003	$3,737,598	60,784	$3,199,670
Richard Cawston	115,446[9]	49,477[9]	$64.91	6/7/2031	67,821	$3,570,097	49,623	$2,612,155
Karlis Kirsis	30,786[10]	13,193[10]	$64.13	7/15/2031	53,076	$2,793,921	30,103	$1,584,622
Corinna Refsgaard	—	—	$—	—	36,849	$1,939,731	19,838	$1,044,272

Note: Vesting of all outstanding equity awards is subject to continued employment by the NEO on the applicable vesting date, subject to certain exceptions in connection with a termination of employment.

(1) For 12 months following the vesting date, shares issued upon the exercise of stock options are subject to a lock-up on sales, offers, pledges, contracts to sell, grants of any option, right or warrant to purchase or other transfers or dispositions.

(2) Options were awarded by the Committee, and the exercise price is equal to the closing price of the company's common stock on the day the awards were granted, subject to the conversion methodology as previously described.

(3) Options awarded by the Committee expire 10 years after the grant date.

(4) RSUs and earned PSUs vest subject to the individual terms of each award agreement as follows:

- RSUs granted in March 2022 to Mr. Oran for 1,875 shares, Mr. Cawston for 1,688 shares and Mr. Kirsis for 2,083 shares vest on April 1, 2026.

- PSUs granted in March 2022 to Mr. Wilson for 24,809 shares, Mr. Oran for 16,540 shares, Mr. Cawston for 11,165 shares and Mr. Kirsis for 5,906 shares vest in full on January 15, 2026. The performance period for the 2022 PSUs ended on December 31, 2024, and were certified by the Committee effective March 2025. The actual quantity of the 2022 PSUs that will vest is reflected in this column.

- RSUs granted in March 2023 to Mr. Oran for 5,383 shares, Mr. Cawston for 4,486 shares and Mr. Kirsis for 6,479 shares vest in two equal annual installments on March 7, 2026, and March 7, 2027.

- PSUs granted in March 2023 had a performance period ending December 31, 2025, with results certified by the Committee effective March 2026. Based on certified performance, the amounts earned are as follows: Mr. Wilson – 51,906 shares; Mr. Oran – 24,916 shares; Mr. Cawston – 20,763 shares; and Mr. Kirsis – 12,852 shares. The amounts shown for Mr. Oran, Mr. Cawston, and Mr. Kirsis reflect their full certified awards, and Mr. Kirsis's award remains scheduled to vest in full on January 15, 2027, subject to continued employment. Although Mr. Wilson's certified award was 51,906 shares, the amount included in the table above is 50,582 shares, reflecting proration in accordance with his settlement agreement based on service through his December 3, 2025 termination date. Mr. Oran's and Mr. Cawston's awards are also subject to the terms of their respective separation arrangements, including service-based proration through March 14, 2026.

- RSUs granted in March 2024 to Mr. Oran for 7,525 shares, Mr. Cawston for 10,033 shares and Mr. Kirsis for 8,695 shares vest in two equal annual installments on March 7, 2026, and March 7, 2027.

- RSUs granted in April 2024 to Ms. Refsgaard for 5,351 shares vest in two equal annual installments on April 8, 2026, and April 8, 2027.

- RSUs granted in March 2025 to Mr. Oran for 14,764 shares, Mr. Cawston for 19,686, Mr. Kirsis for 17,061 and Ms. Refsgaard for 31,498 vest in three equal annual installments on March 7, 2026, March 7, 2027, and March 7, 2028.

© 2026 **GXO Logistics**, Inc.

- RSUs granted in August 2025 to Mr. Kelleher for 29,805 shares vest in three equal annual installments on August 19, 2026, August 19, 2027, and August 19, 2028.

(5) The values reflected in this column were calculated using $52.64, the closing price of the company's common stock on the NYSE on December 31, 2025, the last trading day of our fiscal year 2025.

(6) The quantity of PSUs in this column generally reflects gross shares if actual performance meets target goal. See "Compensation Discussion and Analysis – 2025 LTI Design" for additional details on 2025 PSU design. In aggregate, the forecasted goal achievement of the 2024 PSUs, 2024 Special PSUs, 2025 PSUs and 2025 Special PSUs exceeded threshold performance and, as a result, the table reflects target performance value.

(7) On June 7, 2022, Mr. Wilson vested in 26,387 stock options representing 10% of the original 263,878 stock options granted. On June 7, 2023, Mr. Wilson vested in 39,581 stock options representing 15% of the original stock options granted. On June 7, 2024, Mr. Wilson vested in 52,776 stock options, representing 20% of the original stock options granted. On June 7, 2025, Mr. Wilson vested in 65,970 stock options representing 25% of the original stock options granted. In connection with Mr. Wilson's termination of employment on December 3, 2025 pursuant to his Settlement Agreement, the following unvested awards were forfeited: 79,164 stock options, 19,599 RSUs, and 23,977 PSUs. The amounts shown in the table above represent shares that vested prior to Mr. Wilson's termination date on December 3, 2025.

(8) On May 17, 2022, Mr. Oran vested in 21,989 stock options representing 10% of the original 219,898 stock options granted. On May 17, 2023, Mr. Oran vested in 32,984 stock options representing 15% of the original stock options granted. On May 17, 2024, Mr. Oran vested in 43,980 stock options representing 20% of the original stock options granted. On May 17, 2025, Mr. Oran vested in 54,975 stock options representing 25% of the original stock options granted. The remaining unvested options vest on the fifth anniversary of the grant date, representing 30% of the original stock options granted, subject to the NEO's continued employment with the company. The grant date of these options was May 17, 2021.

(9) On June 7, 2022, Mr. Cawston vested in 16,493 stock options representing 10% of the original 164,923 stock options granted. On June 7, 2023, Mr. Cawston vested in 24,739 stock options representing 15% of the original stock options granted. On June 7, 2024, Mr. Cawston vested in 32,984 stock options representing 20% of the original stock options granted. On June 7, 2025, Mr. Cawston vested in 41,230 stock options representing 25% of the original stock options granted. The remaining unvested options vest on the fifth anniversary of the grant date, representing 30% of the original stock options granted, subject to the NEO's continued employment with the company. The grant date of these options was June 7, 2021.

(10) On July 15, 2022, Mr. Kirsis vested in 4,398 stock options representing 10% of the original 43,979 stock options granted. On July 15, 2023, Mr. Kirsis vested in 6,597 stock options representing 15% of the original stock options granted. On July 15, 2024, Mr. Kirsis vested in 8,796 stock options representing 20% of the original stock options granted. On July 15, 2025, Mr. Kirsis vested in 10,995 stock options representing 25% of the original stock options granted. The remaining unvested options vest on the fifth anniversary of the grant date, representing 30% of the original stock options granted, subject to the NEO's continued employment with the company. The grant date of these options was July 15, 2021.

Option Exercises and Stock Vested

The following table sets forth the options exercised and stock vested for our NEOs during 2025.

Executive Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Patrick Kelleher	—	$—	—	$—
Malcolm Wilson	—	$—	35,313	$1,525,953
Baris Oran	—	$—	20,828	$809,441
Richard Cawston	—	$—	11,281	$433,492
Karlis Kirsis	—	$—	11,305	$434,887
Corinna Refsgaard	—	$—	2,675	$91,271

(1) The values reflected in this column were calculated by multiplying the number of shares that vested in 2025 by the company's common stock price on the NYSE on the applicable vesting date.

Potential Payments Upon Termination or Change of Control

The following table sets forth the amounts of compensation that would be due to Mr. Kelleher, Mr. Oran, Mr. Cawston, Mr. Kirsis and Ms. Refsgaard pursuant to their respective offer letter, confidential information protection agreement and service agreement, as applicable, and our Severance Plan upon the termination events as summarized below, as if each such event had occurred on December 31, 2025. The amounts shown below are estimates of the payments that each NEO would receive in certain instances. The actual amounts payable will be determined only upon the actual occurrence of any such event. For Mr. Wilson, the following table sets forth the amount of compensation that was due in connection with his actual separation of employment as outlined in the Settlement Agreement on February 17, 2025, as described in "Agreements with NEOs and Severance Plan."

For more information regarding the payments and benefits to which our NEOs are entitled upon certain termination events or upon a Change of Control, see the discussion in this Proxy Statement under the heading "Agreements with NEOs and Severance Plan."

	Patrick Kelleher	Malcolm Wilson[1]	Baris Oran	Richard Cawston	Karlis Kirsis	Corinna Refsgaard
Termination without Cause:						
Cash severance[2][3]	$2,170,000[4]	$7,931,620	$1,794,728[4]	$1,186,500	$1,030,000	$1,000,000
Acceleration of equity-based awards[5][6]	$718,589	$6,807,713	$4,128,292	$3,544,672	$2,355,008	$990,737
Continuation of medical/dental benefits[7][11]	$29,166	$3,182	$29,153	$2,621	$2,122	$17,567
Total	**$2,917,755**	**$14,742,515**	**$5,952,173**	**$4,733,793**	**$3,387,130**	**$2,008,304**
Voluntary Termination:						
Cash severance[2][8]	$—	$—	$—	$565,000	$515,000	$250,000
Acceleration of equity-based awards	$—	$—	$—	$—	$—	$—
Continuation of medical/dental benefits	$—	$—	$—	$—	$—	$—
Total	**$—**	**$—**	**$—**	**$565,000**	**$515,000**	**$250,000**
Termination for Cause:						
Cash severance	$—	$—	$—	$—	$—	$—
Acceleration of equity-based awards	$—	$—	$—	$—	$—	$—
Continuation of medical/dental benefits	$—	$—	$—	$—	$—	$—
Total	**$—**	**$—**	**$—**	**$—**	**$—**	**$—**
Disability:						
Cash severance	$—	$—	$—	$—	$—	$—
Acceleration of equity-based awards[5][6]	$5,836,407	$—	$6,009,593	$5,235,627	$3,659,638	$2,647,108
Continuation of medical/dental benefits	$—	$—	$—	$—	$—	$—
Total	**$5,836,407**	**$—**	**$6,009,593**	**$5,235,627**	**$3,659,638**	**$2,647,108**
Death:						
Cash severance	$—	$—	$—	$—	$—	$—
Acceleration of equity-based awards[5][6]	$5,836,407	$—	$7,375,654	$6,653,170	$4,887,624	$3,124,816
Continuation of medical/dental benefits	$—	$—	$—	$—	$—	$—
Total	**$5,836,407**	**$—**	**$7,375,654**	**$6,653,170**	**$4,887,624**	**$3,124,816**
Change of Control and No Termination:						
Cash severance	$—	$—	$—	$—	$—	$—
Acceleration of equity-based awards	$—	$—	$—	$—	$—	$—
Continuation of medical/dental benefits	$—	$—	$—	$—	$—	$—
Total	**$—**	**$—**	**$—**	**$—**	**$—**	**$—**
Change of Control and Termination without Cause or for Good Reason:						
Cash severance[2][10]	$3,189,123	$—	$3,445,000	$2,994,500	$2,575,000	$2,500,000
Acceleration of equity-based awards[5][6][9]	$5,836,407	$—	$7,375,654	$6,653,170	$4,887,624	$3,124,816
Continuation of medical/dental benefits[7]	$29,166	$—	$29,153	$2,621	$2,122	$17,567
Total	**$9,054,696**	**$—**	**$10,849,807**	**$9,650,291**	**$7,464,746**	**$5,642,383**

(1)   Pursuant to a Settlement Agreement entered into on February 17, 2025, Mr. Wilson transitioned from Chief Executive Officer to Advisor to the CEO on August 19, 2025, and his employment terminated effective December 3, 2025. The values reflected in this table for Mr. Wilson solely reflect the actual payments and benefits paid or payable in connection with his Settlement Agreement, pursuant to Instruction 4 to Item 402(j) of Regulation S-K. See "Agreements with NEOs and Severance Plan—Offer Letter, Service Agreement and Settlement Agreement with Former Chief Executive Officer" for additional details.

(2)   Amounts shown do not include any payments for accrued and unpaid salary, bonuses or vacation.

(3)   In the event of a termination by our company without Cause, cash severance payable to the NEO under the Severance Plan will be reduced, dollar for dollar, by other income earned by such NEO and offset by the amount and/or value of any severance benefits, compensation and benefits provided during any notice period, pay in lieu of notice, mandated termination indemnities or similar benefits that the applicable NEO may separately be entitled to receive from the company or any affiliate based on any employment agreement, confidential information protection agreement or other contractual obligation or statutory scheme. In the event of a termination by our company without Cause, the cash severance payable to Mr. Cawston, Mr. Kirsis and Ms. Refsgaard under the Severance Plan is greater than the amount and value of pay in lieu of notice under the respective NEO's U.K. service agreement. Under the non-duplication provisions within the Severance Plan, any payment of salary during the notice period and/or payment in lieu of notice would be offset against the payments payable to Mr. Cawston, Mr. Kirsis and Ms. Refsgaard under the plan. As such, the calculations of cash severance pay for Mr. Cawston, Mr. Kirsis and Ms. Refsgaard in the above table reflect the respective NEO's maximum cash severance payable under the Severance Plan, using the respective NEO's base salary effective as of December 31, 2025, plus a pro rata portion of the applicable NEO's target bonus for the year in which termination occurs. The target bonus for Mr. Kelleher in 2025 is based on a new hire salary proration, as Mr. Kelleher joined GXO on August 19, 2025. In the event of a termination by our company without Cause, Messrs. Kelleher and Oran will be entitled to the greater of the cash severance payable under the Severance Plan or the cash severance payable under their respective confidential information protection agreement. The calculations of severance pay for Messrs. Kelleher and Oran in the above table reflect the respective NEO's maximum cash severance payable under the respective confidential information protection agreement, using the respective NEO's base salary

© 2026 **GXO Logistics**, Inc.

effective as of December 31, 2025, plus a pro rata portion of the NEO's award under the AIP for the year in which termination occurs, payable during the 18-month post-termination non-compete period.

(4) Our company has the right to extend the period during which Messrs. Kelleher and Oran are bound by the non-competition covenant in his confidential information protection agreement for up to 12 additional months, which would extend the non-compete period from 18 months to up to 30 months following termination. During each six-month period the non-compete is extended, Messrs. Kelleher and Oran, as applicable, would be entitled to receive cash compensation equal to their respective monthly base salary as in effect on the date employment is terminated, plus an amount equal to 50% of their respective target bonus amount under the AIP for the year in which termination occurs. Fully extending the non-compete provision would increase the amounts shown as "Cash Severance" by up to $1,820,000 for Mr. Kelleher and $1,365,000 for Mr. Oran. These amounts assume the company fully extended the non-compete periods.

(5) For Mr. Wilson, the value reflected in this column was calculated using $52.62, the closing price of the company's common stock on the NYSE on December 3, 2025, the termination date for Mr. Wilson. The remaining values reflected in this column were calculated using $52.64, the closing price of the company's common stock on the NYSE on December 31, 2025, the last trading day of our fiscal year 2025.

(6) Certain RSUs and PSUs granted under the company's 2021 Omnibus Incentive Compensation Plan and awards that GXO assumed in connection with the Spin-Off, provide for pro-rata vesting in connection with certain terminations of employment. Additionally, in cases of a Change of Control, awards accelerate only if they are not assumed or substituted, or there is an involuntary termination or termination for Good Reason. The numbers in the table assume there is no assumption or substitution.

(7) The amounts of continued medical and dental benefits shown in the table for Mr. Cawston, Mr. Kirsis and Ms. Refsgaard reflects the Severance Plan lump sum amount of 12 months of the employer portion of premiums at the active employee rate and have not been discounted for the time value of money. The amounts were converted to U.S. dollars at an exchange rate of approximately £1=$1.318 (the yearly average exchange rate during fiscal year 2025 available on the Internal Revenue Service website). The amounts of continued medical and dental benefits shown in the table for Messrs. Kelleher and Oran (i) have been calculated based upon a lump sum amount of 18 months (for Mr. Kelleher) and 12 months (for Mr. Oran) of the employer portion of the premiums at the active employee rate and (ii) have not been discounted for the time value of money. In the event of a termination without Cause, continued medical and dental benefits for Messrs. Kelleher and Oran would cease when the respective NEO commences employment with a new employer.

(8) In the event of a resignation by either Mr. Cawston, Mr. Kirsis or Ms. Refsgaard, the amounts shown assume they receive full pay in lieu of notice under the respective NEO's U.K. service agreement or they receive the money as a monthly payment of salary because they either work out their notice period or they are placed on garden leave for the notice period. If the NEO resigns, the NEO and the company will most likely agree to a shorter notice period, reducing the amount of money that would have to be paid to the NEO.

(9) The XPO stock options that GXO assumed in connection with the Spin-Off that Messrs. Oran, Cawston and Kirsis received in connection with their offer letters accelerate upon an involuntary termination or termination for Good Reason following a Change of Control.

(10) Pursuant to the Severance Plan discussed below, in the event of a termination without Cause or by the NEO for Good Reason upon or within two (2) years of a "change in control" (as defined in the Severance Plan), the applicable NEO (other than Messrs. Kelleher and Wilson) will receive a lump sum cash severance payment equal to two times the sum of the NEO's annual base salary and target annual bonus plus a pro-rata portion of the applicable NEO's target bonus, and Messrs. Kelleher and Wilson will receive two and one-half times the sum of the respective NEO's annual base salary and target annual bonus, plus a pro-rata portion of the respective NEO's target bonus. The amount noted for Mr. Kelleher reflects proration of both the target annual bonus and the pro-rata portion of his target bonus, as Mr. Kelleher joined GXO on August 19, 2025.

(11) The amount of continued medical and dental benefits shown in the table for Mr. Wilson reflects the Severance Plan lump sum amount of 18 months of the employer portion of premiums at the active employee rate. The amounts were converted to U.S. dollars at an exchange rate of approximately £1=$1.318 (the yearly average exchange rate during fiscal year 2025 available on the Internal Revenue Service website).

CEO PAY RATIO DISCLOSURE

As required by Item 402(u) of the SEC's Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our CEO to the compensation of our median employee. The pay ratio and annual total compensation amount disclosed in this section are reasonable estimates that have been calculated using methodologies and assumptions permitted by SEC rules.

Identifying the Median Employee

We previously identified our median employee using our world-wide employee population as of October 31, 2024, and measuring compensation based on total pay actually received over the period November 1, 2023, to October 31, 2024. There has been no material change in our employee population, our employee compensation arrangements or our median employee's circumstances that we believe would significantly impact our pay ratio disclosure. Therefore, as permitted by SEC rules, we calculated the 2025 pay ratio set forth below using the same median employee that we used to calculate our 2024 pay ratio. As permitted by SEC rules, we calculated the 2025 pay ratio set forth below using the below methodology.

- The median employee was identified by calculating the 2024 cash compensation for the population of 86,088 employees excluding the CEO. For this purpose, cash compensation included all earnings paid to each employee during the calendar year, including base salary and wages, bonuses, commissions, overtime and holiday or PTO pay. Compensation was converted into U.S. dollars using the average currency conversion rates during October 2024.

- As of October 31, 2024, GXO had 86,088 employees globally, including 21,506 U.S. employees and 64,582 non-U.S. employees. In determining the identity of our median employee, no employees were excluded. This employee group included full-time, part-time and seasonal employees.

- For purposes of determining the median employee, employees of Wincanton, acquired during the fiscal year, were excluded from the employee population, which represented approximately 16,280 employees.

Annual Compensation of Median Employee using Summary Compensation Table Methodology

After identifying the median employee as described above, we calculated annual total compensation for this employee using the same methodology we used for our CEO, Mr. Kelleher, in the 2025 Summary Compensation Table. This compensation calculation includes, where applicable, base salary and wages, bonuses, commissions, overtime, holiday or PTO pay, equity awards and employer-paid retirement contributions. The compensation for our median employee was $42,718 and the compensation for our CEO was $7,628,275.

2025 Pay Ratio

Based on the above information, we reasonably estimate that for 2025 our CEO's annual total compensation was 179 times that of the median of the annual total compensation of all our employees excluding the CEO. The pay ratio reported by other companies may not be comparable to the pay ratio reported above, due to variances in business mix, proportion of seasonal and part-time employees and distribution of employees across geographies.

PAY VERSUS PERFORMANCE DISCLOSURE

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation "actually paid" (referred to as "Compensation Actually Paid" or the "CAP Amounts") to the Chief Executive Officer ("CEO") and the Other Named Executive Officers ("Other NEOs") and the financial performance of the company. Compensation Actually Paid, as determined under SEC requirements, does not reflect the actual amount of compensation earned by or paid to our executive officers during a covered year. For a discussion of how our Compensation Committee seeks to align pay with performance when making compensation decisions, please review the "Compensation Discussion and Analysis" disclosure of this Proxy Statement.

| | Mr. Wilson | | Mr. Kelleher | | | | Value of Initial Fixed $100 Investment Based on: | | | | |
Fiscal Year	Summary Compensation Table Total to CEO[1]	Compensation Actually Paid to CEO[1][3]	Summary Compensation Table Total to CEO[1]	Compensation Actually Paid to CEO[1][3]	Average Summary Compensation Table Total to Other NEOs[2]	Average Compensation Actually Paid to Other NEOs[2][3]	GXO Total Shareholder Return[4]	Peer Group Total Shareholder Return[4][5]	Peer Group Total Shareholder Return[4][6]	GAAP Net Income ($ Millions)	Adjusted EBITDA ($ Millions)[7]
2025	$4,932,639	$1,963,126	$7,628,275	$7,531,979	$2,913,794	$3,736,191	$83.46	$211.80	$106.28	$36	$881
2024	$5,531,791	($436,193)	$—	$—	$2,151,651	$3,927	$68.97	$171.76[9]	$96.16[9]	$138	$815
2023	$6,733,662	$11,859,635	$—	$—	$2,325,357	$4,188,777	$96.97	$126.59[9]	$97.57[9]	$233	$741
2022	$4,851,558	($9,395,561)	$—	$—	$2,507,302	($1,111,379)	$67.69	$80.94[9]	$88.61[9]	$200	$728
2021	$10,176,933	$19,626,392	$—	$—	$3,347,045	$5,218,189	$144.01[8]	$113.85[8][9]	$110.27[8][9]	$161[8]	$611[8]

[1] During fiscal year 2025, the Company had two individuals serve as Chief Executive Officer. Mr. Wilson served as Chief Executive Officer from January 1, 2025 through August 18, 2025, and Mr. Kelleher served as Chief Executive Officer from August 19, 2025 through December 31, 2025. Compensation actually paid for each individual reflects compensation during the period each served as Chief Executive Officer.

[2] The Other NEOs were inclusive of Baris Oran, Karlis Kirsis, Maryclaire Hammond and Elizabeth Fogarty for 2021 and 2022 and additionally inclusive of Richard Cawston in 2023. For 2024 and 2025, the Other NEOs were inclusive of Baris Oran, Richard Cawston, Karlis Kirsis and Corinna Refsgaard. Amounts presented are averages for the entire group of Other NEOs in each respective year they were NEOs.

[3] The following tables describe the adjustments to calculate the CAP Amounts from the Summary Compensation Table Amounts ("SCT Amounts") for fiscal year 2025. Pursuant to the applicable rules, the amounts in the "Stock Awards" column from the Summary Compensation Table are subtracted from the SCT Amounts and the values reflected in the table below are added or subtracted as applicable. The fair value of equity awards was computed in accordance with the company's methodology used for financial reporting purposes.

	CEO[1]	CEO[1]
Prior FYE	**12/31/2024**	**12/31/2024**
Current FYE	**12/31/2025**	**12/31/2025**
Fiscal Year	**2025**	**2025**
Summary Compensation Table Total	$7,628,275	$4,932,639
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($6,506,536)	$—
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$6,410,240	$—
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$—	$399,243
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$—	$—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$—	($76,142)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$—	($3,292,614)
Compensation Actually Paid	**$7,531,979**	**$1,963,126**

	Other NEOs[2]
Prior FYE	**12/31/2024**
Current FYE	**12/31/2025**
Fiscal Year	**2025**
Summary Compensation Table Total	$2,913,794
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	($1,582,087)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$2,277,535
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$203,574
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	($76,626)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$—
Compensation Actually Paid	**$3,736,191**

[4] TSR, in the case of both the company and the peer groups, for fiscal year 2021 reflects the cumulative return of $100 as if invested on August 2, 2021, the date of the Spin-Off, through the end of the 2021 fiscal year and assumes the reinvestment of dividends. TSR for 2022, 2023, 2024 and 2025 reflects the cumulative return of $100 as if invested from August 2, 2021 through the end of each fiscal year and assumes the reinvestment of dividends.

[5] The peer group used is the S&P 500 Technology Index.

[6] The peer group used is the S&P 500 Transportation Index.

[7] See Annex A for reconciliations of non-GAAP financial measures.

[8] Reflects the full year 2021, including periods prior to the Spin-Off.

[9] Minor updates were made to historical peer group TSR numbers to align with the Stock Performance Graph included in the Annual Report on Form 10-K for the year ended December 31, 2025.

Relationship Between Compensation Actually Paid and Performance Measures

The following graphs describe the relationship between Compensation Actually Paid for our CEO and other NEOs and each of TSR, GAAP Net Income and Adjusted EBITDA. The first chart also compares the Company's cumulative TSR with cumulative TSR for the peer group used in the pay-versus-performance table above.







Compensation Actually Paid vs Adjusted EBITDA

Most Important Financial Performance Measures

The following is a list of the most important financial performance measures used by the company to link compensation actually paid to the NEOs and company performance for the fiscal year ended December 31, 2025.

Financial Performance Measures[1]
Adjusted EBITDA
Free Cash Flow
Organic Revenue
Net New Business

[1] See "Non-GAAP Financial Measures" in Annex A for additional information.

AGREEMENTS WITH NEOS AND SEVERANCE PLAN

We have offer letters and service agreements with each of the NEOs, and adopted the GXO Logistics, Inc. Severance Plan (the "Severance Plan"). The material terms of these letters, service agreements and the Severance Plan are described below.

Special Note Regarding the Spin-Off

As of the Spin-Off date, to the extent applicable, GXO assumed the offer letters and service agreements for Messrs. Wilson, Oran, Cawston, and Kirsis. Upon the Spin-Off, outstanding awards held by GXO employees, including the NEOs, were converted in accordance with the employee matters agreement between GXO and XPO. The purpose of the conversion methodology used was to maintain the aggregate intrinsic value of the award immediately after the Spin-Off when compared to the aggregate intrinsic value immediately prior to the Spin-Off. Such adjusted awards are otherwise subject to the same terms and conditions that applied to the original XPO award immediately prior to the Spin-Off.

Offer Letter with Chief Executive Officer

The offer letter with Patrick Kelleher provides for Mr. Kelleher to serve as Chief Executive Officer of GXO and to receive an annual compensation package consisting of a base salary of $700,000, a target annual bonus award of 160% of base salary and an annual long-term equity award. The offer letter provides that the annual bonus for 2025 will be guaranteed to be paid at least at target, prorated based on the date on which Mr. Kelleher commences employment, and the total target value of the 2026 annual equity awards to be granted to Mr. Kelleher will be no less than $3,400,000. In addition, in recognition of Mr. Kelleher's forfeited bonus from his prior employer, the offer letter provides for a lump-sum sign-on cash bonus of $250,000, subject to repayment in full if his employment is terminated by the company for cause or if he voluntarily resigns without good reason before the first anniversary of his effective date of employment. In recognition of forfeited equity awards held by Mr. Kelleher with his prior employer and in lieu of any 2025 annual equity awards, the offer letter also provides for sign-on equity awards consisting of (i) an award of restricted stock units with a value of $1,250,000, vesting in

equal annual installments over three years following the grant date, and (ii) an award of performance-based restricted stock units with a value of $3,400,000, vesting on the third anniversary of the grant date, subject to achievement of the applicable performance goals. Vesting is generally subject to Mr. Kelleher's continued service through the vesting date, subject to certain exceptions in the event of a qualifying termination of employment, including following a change of control of the company. The offer letter also provides Mr. Kelleher with certain relocation benefits in connection with his commute to the company's headquarters prior to relocation and home finding and home marketing assistance, a tax gross-up with respect to the relocation benefits, and reimbursement of up to $10,000 in legal fees incurred by Mr. Kelleher in connection with negotiation of the offer letter and ancillary agreements. The relocation benefits are required to be repaid by Mr. Kelleher in the event of Mr. Kelleher's voluntary resignation without good reason or termination of employment for cause prior to December 31, 2026.

Offer Letter, Service Agreement and Settlement Agreement with Former Chief Executive Officer

The offer letter and service agreement with Malcolm Wilson provide for Mr. Wilson to serve as Chief Executive Officer of GXO and to receive an annual compensation package consisting of a base salary of £468,000, a target annual bonus award of 115% of base salary, an annual equity award consisting of 30% RSUs and 70% PSUs with a total target value of $850,000 for the 2021 performance year and a pension allowance equal to 17.79% of base salary. In addition, the offer letter and service agreement provide for an XPO equity award of 120,000 stock options relating to XPO common stock that will vest in installments over the five year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Wilson's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off as described above under "Special Note Regarding the Spin-Off." Mr. Wilson's base salary is subject to annual review and adjustment by the Committee. Mr. Wilson's annual base salary was $880,000, effective April 1, 2025.

As previously noted, on December 3, 2024, the company announced that Mr. Wilson would retire as Chief Executive Officer and director of the company by December 3, 2025, after a successful tenure with the company and its legacy parent, XPO. As a part of this transition, on February 17, 2025, Mr. Wilson entered into a settlement agreement with GXO Logistics UK Limited, which provides certain payments and benefits on termination (subject to certain conditions including Mr. Wilson's execution of a waiver and release of claims). In recognition of Mr. Wilson's significant contributions to GXO's success and his continuing leadership as CEO while the company searched for a successor, the Committee determined to treat his retirement for purposes of his service agreement, GXO's Severance Plan, and prorated vesting of his outstanding LTI awards as an involuntary termination without cause. Additionally, the company secured a longer, 3-year non-compete covenant by Mr. Wilson (in contrast to the 12-month non-compete provided in his service agreement), in exchange for certain additional payments to Mr. Wilson, as set forth in the settlement agreement.

Pursuant to Mr. Wilson's settlement agreement, upon Mr. Wilson's termination of employment, in addition to accrued but unpaid benefits and compensation: (a) Mr. Wilson will receive (i) all severance payments due to Mr. Wilson under GXO's Severance Plan upon an involuntary termination without cause (totaling $2,860,000), and (ii) additional payments totaling $3,000,000 that will generally be paid in equal quarterly installments in arrears over a period of three years (the "ex gratia and non-compete payments"), subject to Mr. Wilson's not having competed with the company or any of its subsidiaries or affiliates prior to each such payment date and a clawback of all payments (on an after-tax basis) made within the preceding 12 months if Mr. Wilson violates the non-compete; (b) Mr. Wilson's time-vested restricted stock units and performance-based restricted stock units (to the extent earned based on actual performance) will be subject to prorated vesting through his termination date in accordance with their terms; and (c) a discretionary bonus in recognition of a successful transition period (totaling $2,071,620). Mr. Wilson's settlement agreement also provides that a number of shares of GXO common stock received upon settlement of such time-vested restricted stock units and performance-based restricted stock units with an aggregate value of $1,000,000 will be subject to a lock-up on sales, offers, pledges, as well as any other transfers or dispositions, directly or indirectly, through December 3, 2026.

The Committee determined that the payments under GXO's Severance Plan, the ex gratia and non-compete payments and prorated vesting for the applicable time-vested restricted stock units and performance-based restricted stock units were appropriate due to Mr. Wilson's long and successful tenure with the company and its legacy parent, continued engagement as CEO without unnecessary distraction, assistance with the selection of a new CEO, continued leadership and support during this transition for GXO, and agreement to extend the post-termination non-compete period from 12 months to three years. Per Mr. Wilson's service agreement and the settlement agreement, he did not receive any further equity or long-term incentive awards following December 3, 2024.

Offer Letter and Separation Agreement with Chief Financial Officer

The offer letter with Baris Oran provides for Mr. Oran to serve as Chief Financial Officer of GXO and to receive an annual compensation package consisting of a base salary of $600,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 30% restricted stock units and 70% performance-based restricted stock units with a total target value of $800,000 for the 2021 performance year. In addition, the offer letter provides for an XPO equity award of 100,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Oran's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Mr. Oran's base salary is

© 2026 **GXO Logistics**, Inc.

subject to annual review and adjustment by the Committee. Mr. Oran's annual base salary was $650,000, effective April 1, 2025.

As previously noted, the company and Mr. Oran mutually agreed that Mr. Oran will depart from his employment with the company in March 2026. As a part of this transition, on November 4, 2025, Mr. Oran entered into a separation agreement with the company, which provides certain payments and benefits on termination (subject to certain conditions including Mr. Oran's execution of a waiver and release of claims). In recognition of Mr. Oran's significant contributions to GXO's success and his continuing leadership as Chief Financial Officer while the company searches for a successor, the Committee determined to treat his separation for purposes of GXO's Severance Plan, his confidential information protection agreement, and prorated vesting of his outstanding LTI awards as an involuntary termination without cause.

Pursuant to Mr. Oran's separation agreement, upon Mr. Oran's termination of employment on March 14, 2026, in addition to accrued but unpaid benefits and compensation: (a) Mr. Oran will receive (i) all severance payments and benefits due to him under GXO's Severance Plan upon an involuntary termination without cause (totaling $818,958), and (ii) certain outplacement services; and (b) Mr. Oran's outstanding company service-based restricted stock units and performance-based restricted stock units (to the extent earned based on actual performance) will be subject to prorated vesting through the termination date in accordance with their existing terms. Per Mr. Oran's separation agreement, he will not receive any further equity or long-term incentive awards following November 4, 2025.

Offer Letter, Service Agreement and Settlement Agreement with Chief Revenue Officer

The offer letter and service agreement with Richard Cawston provide for Mr. Cawston to serve as the President - Europe and to receive an annual compensation package consisting of a base salary of £310,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 30% restricted stock units and 70% performance-based restricted stock units with a total target value of $600,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 75,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Cawston's continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." In December 2023, Mr. Cawston assumed the newly-created role of Chief Revenue Officer and President of Europe. Mr. Cawston's base salary is subject to annual review and adjustment by the Committee. Mr. Cawston's annual base salary was $565,000, effective April 1, 2025. Mr. Cawston's annual equity award consists of 50% restricted stock units and 50% performance-based restricted stock units, effective March 7, 2024, with a total target value of $1,500,000 for the 2025 performance year.

As previously noted, the company and Mr. Cawston mutually agreed that Mr. Cawston will depart from his employment with the company in March 2026. As a part of this transition, on February 20, 2026, Mr. Cawston entered into a settlement agreement with GXO Logistics UK Limited, which provides certain payments and benefits on termination (subject to certain conditions including Mr. Cawston's execution of a waiver and release of claims). In recognition of Mr. Cawston's significant contributions to GXO's success and his continuing leadership as Chief Revenue Officer and President of Europe while the company searches for a successor, the Committee determined to treat his separation for purposes of his service agreement, GXO's Severance Plan, and prorated vesting of his outstanding LTI awards as an involuntary termination without cause. Additionally, the company secured a longer, 3-year non-compete covenant by Mr. Cawston (in contrast to the 12-month non-compete provided in his service agreement), in exchange for certain additional payments to Mr. Cawston, as set forth in the settlement agreement.

Pursuant to Mr. Cawston's settlement agreement, upon Mr. Cawston's termination of employment on March 14, 2026, in addition to accrued but unpaid benefits and compensation: (a) Mr. Cawston will receive (i) all severance payments and benefits due to him under GXO's Severance Plan upon an involuntary termination without cause (totaling $1,480,539), as well as all pay and benefits due to him pursuant to his service agreement, (ii) $1,000,000 to be paid in eight equal quarterly installments (the "non-compete payments"), beginning on the next available payroll date in which the company can reasonably process the payment following the earlier of June 14, 2027 or the date three months after the date on which Mr. Cawston commences garden leave, if applicable, subject to Mr. Cawston's not having competed with the company or any of its subsidiaries or affiliates in the 12 months immediately prior to each such payment date and a clawback of all payments (on an after-tax basis) made within the preceding 12 months if Mr. Cawston violates the non-compete, and (iii) certain outplacement services; and (b) Mr. Cawston's outstanding company service-based restricted stock units and performance-based restricted stock units (to the extent earned based on actual performance) will be subject to prorated vesting through the termination date in accordance with their existing terms. Per Mr. Cawston's service agreement and the settlement agreement, he will not receive any further equity or long-term incentive awards following February 20, 2026.

Offer Letter and Service Agreement with Chief Legal Officer

The offer letter and service agreement with Karlis Kirsis provide for Mr. Kirsis to serve as the Chief Legal Officer and to receive an annual compensation package consisting of a base salary of no less than £310,000, a target annual bonus award of 100% of base salary and an annual equity award consisting of 50% RSUs and 50% PSUs with a total target value of $350,000 for the 2021 performance year. In addition, the offer letter and service agreement provide for an XPO equity award of 20,000 stock options relating to XPO common stock that will vest in installments over the five-year period following the grant date, subject to (i) the occurrence of the Spin-Off by March 31, 2022, and (ii) Mr. Kirsis' continued employment with XPO and then GXO after the Spin-Off through each applicable vesting date. Treatment of such XPO stock option

award will be consistent with the treatment of other outstanding XPO equity-based compensation awards held by GXO employees in connection with the Spin-Off, as described above under "Special Note Regarding the Spin-Off." Mr. Kirsis also entered into a U.K. pension top-up agreement with XPO in connection with his role with GXO following the Spin-Off, which states that XPO will provide a top-up to his pension account of 4% of base salary, subject to his individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact). Mr. Kirsis' base salary is subject to annual review and adjustment by the Committee. His annual base salary remained $515,000 in 2025, following the April 1, 2024 adjustment.

Offer Letter and Service Agreement with Chief Human Resources Officer

The offer letter and service agreement with Ms. Refsgaard provide for Ms. Refsgaard to serve as the Chief Human Resources Officer of GXO and to receive an annual compensation package consisting of a base salary of no less than £402,000, a target annual bonus award of 100% of base salary, car allowance of £9,360, certain tax advisory services, and certain commuting benefits with respect to her travel between her home in Denmark and the GXO offices in London. Ms. Refsgaard is also eligible for an annual LTI award. Additionally, as part of Ms. Refsgaard's hire, Ms. Refsgaard was paid a sign-on bonus of £100,500, and received a 2024 LTI award consisting of 50% RSUs and 50% PSUs. Ms. Refsgaard also entered into a U.K. pension top-up agreement in connection with her role with GXO, which states that GXO will provide a top-up to her pension account of 4% of base salary, subject to her individual contribution of at least 8% of base salary (which additional contribution will be grossed up to offset any additional tax impact). Ms. Refsgaard's annual base salary was $500,000, effective April 8, 2024.

GXO Severance Plan

In connection with the Spin-Off, GXO adopted a severance plan. The eligible participants under the Severance Plan include the NEOs and our other executive officers and key members of executive management.

Pursuant to the Severance Plan, any GXO executive officer whose employment is terminated without Cause at any time other than within the two years following a "change in control" (as such terms are defined in the Severance Plan) of GXO would be entitled to receive (subject to the officer's execution of a release of claims in favor of GXO and continuing compliance with the officer's confidential information protection agreement that includes restrictive covenants relating to confidentiality, ownership of intellectual property, non-hire and non-solicitation of employees, non-solicitation of customers, non-competition and non-disparagement):

- continuation of annual base salary for 18 months (for the Chief Executive Officer) or 12 months (for other executive officers);

- a prorated target annual bonus for the year of termination (the "Prorated Bonus"); and

- up to 18 months (for the Chief Executive Officer) or 12 months (for other executive officers) of healthcare benefit coverage continuation at the active employee rate for healthcare benefit coverage or a cash payment in lieu thereof (the "Healthcare Benefit").

Pursuant to the Severance Plan, any GXO executive officer whose employment is terminated without Cause or who resigns for Good Reason on or within the two years following a "change in control" (as such terms are defined in the Severance Plan) of GXO, would be entitled to receive (subject to the officer's execution of a release of claims in favor of GXO and continuing compliance with the officer's confidential information protection agreement, service agreement or other similar contractual obligations):

- a lump sum cash severance payment equal to two and one-half times (for the Chief Executive Officer) and two times (for other executive officers) the sum of (a) the officer's annual base salary and (b) the officer's target annual bonus;

- the Prorated Bonus; and

- the Healthcare Benefit.

The Severance Plan provides that in the event that the payments and benefits to an NEO in connection with a change in control, whether pursuant to the Severance Plan or otherwise, are subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the IRS Code, then the officer will either receive all such payments and benefits and pay the excise tax or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.

Cash severance payable to the executive officer under the Severance Plan will be reduced, dollar for dollar, by other income earned by such executive officer and offset by the amount and/or value of any severance benefits, compensation and benefits provided during any notice period, pay in lieu of notice, mandated termination indemnities or similar benefits that the applicable executive officer may separately be entitled to receive from the company or any affiliate based on any employment agreement or other contractual obligation or statutory requirement in respect of the applicable termination of employment, including pursuant to the GXO confidential information protection agreement, as applicable, which provides for minimum payments of the GXO executive officer's base salary, plus a pro rata portion of the applicable executive officer's award under the AIP for the year in which termination occurs, for 18 months following termination if the executive officer is terminated without cause.

Clawbacks

Under certain agreements with the NEOs, the applicable NEO is subject to certain long-term incentive compensation clawback provisions in the event of: (1) a breach of the restrictive covenants, (2) termination of his or her employment by our company for cause or (3) his or her engagement in fraud or willful misconduct that contributes materially to any financial restatement or material loss to our company or its affiliates.

Furthermore, under certain agreements with the NEOs, the applicable NEO is subject to certain annual bonus forfeiture and clawback provisions in the event that the applicable NEO engages in fraud or other willful misconduct that contributes materially to any financial restatement or material loss to our company.

In addition, in the event that the applicable NEO breaches any restrictive covenant, such NEO will be required, upon written notice from us, to forfeit or repay to our company his or her severance payments.

In certain circumstances, the triggering event must have occurred within a certain period for us to be able to cause the forfeiture or clawback of the equity-based awards, annual bonus or severance payments.

Each NEO shall also be subject to any other clawback policy of the company as may be in effect from time to time or any clawback as may be required by applicable law. See "Our Executive Compensation Governance Framework" section for further details regarding our clawback policy.

Restrictive Covenants

Under the NEO service agreements and confidential information protection agreements, as applicable, the applicable NEO is generally subject to the following restrictive covenants: employee and customer non-solicitation during employment and for a period of one year thereafter; confidentiality and non-disparagement during employment and thereafter; and non-competition during employment and for a minimum period of one year thereafter. In addition, under the confidential information protection agreements for Mr. Oran, our company has the right to extend the non-competition covenant up to 12 additional months, which would extend the non-compete period from 18 months to up to 30 months following termination. During each six-month period the non-compete is extended, Mr. Oran, as applicable, would be entitled to receive cash compensation equal to his monthly base salary in effect on the date of termination, plus an amount equal to 50% of the target bonus amount under the AIP for the year in which termination occurs.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2025, with respect to the company's compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	3,204,835	$65.07	5,777,272
Equity compensation plans not approved by security holders	—	—	—
Total	**3,204,835**	**$65.07**	**5,777,272**

[1] Represents 1,768,229 RSUs, 704,349 PSUs and 732,257 options outstanding.

[2] The weighted average exercise price is based solely on the 732,257 outstanding options.

AUDIT-RELATED MATTERS

AUDIT COMMITTEE REPORT

The following statement made by our Audit Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate such statement by reference.

The Audit Committee ("we" in this Audit Committee Report) currently consists of Mr. Wismans (chair), Mr. Cooper and Mr. Fassler.

The Board of Directors has determined that each current member of the Audit Committee has the requisite independence and other qualifications for audit committee membership under the Securities and Exchange Commission ("SEC") rules, the listing standards of NYSE, our Audit Committee charter and the independence standards set forth in the GXO Logistics, Inc. Corporate Governance Guidelines. The Board of Directors has also determined that Mr. Wismans qualifies as an "audit committee financial expert" as defined under Item 407(d)(5) of Regulation S-K of the Exchange Act. As described more fully below, in carrying out its responsibilities, the Audit Committee relies on management and GXO's independent registered public accounting firm (the "outside auditors"). The Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee operates under a written charter that is reviewed annually and is available at www.gxo.com.

In accordance with our charter, the Audit Committee assists the Board of Directors in fulfilling its responsibilities in a number of areas. These responsibilities include oversight of: (i) GXO's accounting and financial reporting processes, including the effectiveness of the company's systems of internal controls over financial reporting and disclosure controls, (ii) the integrity of GXO's financial statements, (iii) GXO's compliance with legal and regulatory requirements, (iv) the qualifications and independence of GXO's outside auditors and (v) the performance of GXO's outside auditors and internal audit function. Management is responsible for GXO's financial statements and the financial reporting process, including the system of internal controls over financial reporting. We are solely responsible for selecting and reviewing the performance of GXO's outside auditors and, if we deem appropriate in our sole discretion, terminating and replacing the outside auditors. We also are responsible for reviewing and approving the terms of the annual engagement of GXO's outside auditors, including the scope of audit and non-audit services to be provided by the outside auditors and the fees to be paid for such services and discussing with the outside auditors any relationships or services that may impact the objectivity and independence of the outside auditors.

In fulfilling our oversight role, we met and held discussions, both together and separately, with the company's management and our outside auditor KPMG LLP ("KPMG"). Management advised us that the company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements and key accounting and reporting issues with management and KPMG, both together and separately, in advance of the public release of operating results and filing of annual and quarterly reports with the SEC. We discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

KPMG also provided us with written disclosures required by applicable requirements of the PCAOB regarding the outside auditor's communications with the Audit Committee concerning independence, and we discussed with KPMG matters relating to their independence and considered whether their provision of certain non-audit services is compatible with maintaining their independence. KPMG has confirmed its independence, and we determined that KPMG's provision of non-audit services to GXO is compatible with maintaining its independence. We also reviewed a report by KPMG describing the firm's internal quality-control procedures and any material issues raised in the most recent internal quality-control review or external peer review or inspection performed by the PCAOB.

Based on our review of GXO's audited consolidated financial statements with management and KPMG, KPMG's report on such financial statements and the discussions and written disclosures described above and our business judgment, we recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in GXO's Annual Report on Form 10-K for the year ended December 31, 2025, for filing with the SEC.

Audit Committee

Kyle Wismans, Chair

Todd Cooper

Matthew Fassler

POLICY REGARDING PRE-APPROVAL OF SERVICES PROVIDED BY THE OUTSIDE AUDITORS

The Audit Committee's charter requires review and pre-approval by the Audit Committee of all audit services provided by our outside auditors and, subject to the *de minimis* exception under applicable SEC rules, all permissible non-audit services provided by our outside auditors. The Audit Committee has delegated to its chair the authority to approve, within guidelines and limits established by the Audit Committee, specific services to be provided by our outside auditors and the fees to be paid. Any such approval must be reported to the Audit Committee at its next scheduled meeting. As required by Section 10A of the Exchange Act, the Audit Committee pre-approved all audit and non-audit services provided by our outside auditors during 2025 and 2024.

SERVICES PROVIDED BY THE OUTSIDE AUDITORS

As described above, the Audit Committee is responsible for the appointment, compensation, oversight, evaluation and termination of our outside auditors. Accordingly, the Audit Committee retained KPMG to serve as our independent registered public accounting firm for fiscal year 2026 on April 17, 2026.

The following table shows the fees for audit and other services provided by KPMG for fiscal years 2025 and 2024.

Fee Category	2025	2024
Audit Fees	$ 8,975,082	$ 7,262,920
Audit-Related Fees	153,300	81,720
Tax Fees	50,000	135,080
All Other Fees	—	1,340,110
Total Fees	**$ 9,178,382**	**$ 8,819,830**

Audit Fees. This category includes fees for professional services rendered by KPMG for 2025 and 2024, for the audits of our financial statements included in our Annual Report on Form 10-K and for reviews of the financial statements included in our Quarterly Reports on Form 10-Q and the services that an independent auditor would customarily provide in connection with subsidiary audits and statutory requirements.

Audit-Related Fees. The 2025 and 2024 fees for this category include services that are reasonably related to the performance of the audit or review of our consolidated financial statements or internal control over financial reporting.

Tax Fees. Tax fees generally consist of U.S. and foreign tax compliance and related planning and assistance with tax refund claims, tax consulting, expatriate tax services and tax-related advisory services. Independence risks are mitigated by established safeguards following agreed upon standard work.

All Other Fees. This category represents fees for all other services or products provided but not covered by the categories above.

PROPOSALS TO BE PRESENTED AT THE ANNUAL MEETING

Proposal 1: Election of Directors

Our Board of Directors has nominated for election at the Annual Meeting each of the following persons to serve as directors until the 2027 Annual Meeting of Stockholders or until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal:

Patrick Byrne
Marlene Colucci
Todd Cooper
Matthew Fassler
Patrick Kelleher
Michael Kneeland
Julio Nemeth
Torsten Pilz, Ph.D.
Laura Wilkin
Kyle Wismans

Ms. Colucci, Mr. Cooper, Mr. Fassler, Mr. Nemeth, Dr. Pilz, Ms. Wilkin and Mr. Wismans were elected as directors by our stockholders at our 2025 Annual Meeting of Stockholders. On July 29, 2025, upon the recommendation of the former Chairman and the Nominating, Corporate Governance and Sustainability Committee, the Board appointed Mr. Byrne as a director of the company. On July 30, 2025, upon the recommendation of the former Chairman and the Nominating, Corporate Governance and Sustainability Committee, the Board appointed Mr. Kneeland as a director of the company. As part of our ongoing commitment to Board refreshment, we have one (1) new director nominee standing for election this year, Patrick Kelleher, our Chief Executive Officer who was recommended by the Nominating, Corporate Governance and Sustainability Committee as highly qualified candidate to be nominated for election. All of our directors will stand for election each year for one-year terms. Information about the nominees is set forth above under the heading "Board of Directors and Corporate Governance—Directors."

REQUIRED VOTE

The election of each of the ten (10) director nominees named in this Proxy Statement requires the affirmative vote of a majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) by holders of shares of our common stock. If any incumbent director standing for election receives a greater number of votes "against" his or her election than votes "for" his or her election, our bylaws require that such person must promptly tender his or her resignation to the Board of Directors, subject to acceptance by the Board of Directors.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the election to our Board of Directors of each of the nominees listed above.

© 2026 **GXO Logistics**, Inc.

Proposal 2: Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm for Fiscal Year 2026

The Audit Committee of our Board of Directors has appointed KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the year ending December 31, 2026. KPMG has served as our independent registered public accounting firm since the year ended December 31, 2021.

We are asking our stockholders to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2026. Although ratification is not required by our bylaws or otherwise, our Board of Directors is submitting the appointment of KPMG to our stockholders for ratification as a matter of good corporate governance. If our stockholders fail to ratify the appointment of KPMG, the Audit Committee will consider whether it is appropriate and advisable to appoint a different independent registered public accounting firm. Even if our stockholders ratify the appointment of KPMG, the Audit Committee in its discretion may appoint a different registered public accounting firm at any time if it determines that such a change would be in the best interests of our company and our stockholders.

Representatives of KPMG are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

REQUIRED VOTE

Ratification of the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2026, requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2026.

Proposal 3: Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, and Section 14A of the Exchange Act require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Accordingly, we are asking our stockholders to approve the following advisory resolution:

> **RESOLVED**, that the stockholders of GXO Logistics, Inc. (the "company") hereby approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the company's 2026 Annual Meeting of Stockholders.

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures included in this Proxy Statement. As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," we believe that our compensation programs appropriately reward executive performance and align the interests of our NEOs and key employees with the long-term interests of our stockholders while also enabling us to attract and retain talented executives.

This resolution, commonly referred to as a "say-on-pay" resolution, is not binding on our Board. Although the resolution is non-binding, our Board and the Compensation Committee will consider the voting results when making future decisions regarding our executive compensation program.

At the 2022 Annual Meeting of Stockholders, our stockholders voted to approve an annual holding of the advisory vote on executive compensation. This frequency will continue until the next required non-binding advisory vote is held on the frequency of advisory votes on executive compensation in 2028, per the SEC rules.

REQUIRED VOTE

Approval of this advisory resolution, commonly referred to as a "say-on-pay" resolution, requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter.

RECOMMENDATION

Our Board of Directors recommends a vote "FOR" the advisory approval of the resolution to approve executive compensation.

OTHER MATTERS

We do not expect that any matter other than the foregoing proposals will be brought before the Annual Meeting. If, however, such a matter is properly presented at the Annual Meeting or any adjournment or postponement of the Annual Meeting, the person appointed as proxy will vote as recommended by our Board or, if no recommendation is given, in accordance with his judgment.

ADDITIONAL INFORMATION

AVAILABILITY OF ANNUAL REPORT AND PROXY STATEMENT

If you would like to receive a printed copy of our 2025 Annual Report or this Proxy Statement, please contact us at: Investor Relations, GXO Logistics, Inc., Two American Lane, Greenwich, Connecticut 06831 or by telephone at (203) 489-1287, and we will send a copy to you without charge.

A NOTE ABOUT OUR WEBSITE

Although we include references to our website, www.gxo.com, throughout this Proxy Statement, information that is included on our website is not incorporated by reference into, and is not a part of, this Proxy Statement. Our website address is included as an inactive textual reference only.

We use our website as one means of disclosing material non-public information and for complying with our disclosure obligations under the SEC's Regulation FD. Such disclosures typically will be included within the investor relations section of our website. Accordingly, investors should monitor the investor relations section of our website in addition to following our press releases, SEC filings and public conference calls and webcasts.

ANNEX A
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

(Unaudited)

	Year Ended December 31,	
(In millions)	**2025**	**2024**
Net income attributable to GXO	$ 32	$ 134
Net income attributable to noncontrolling interests	4	4
Net income	$ 36	$ 138
Interest expense, net	133	103
Income tax expense	68	8
Depreciation and amortization expense	457	415
Transaction and integration costs	54	76
Restructuring costs and other	27	25
Regulatory matter and litigation expense	65	59
Net loss on divestiture of business	34	2
Unrealized (gain) loss on foreign currency contracts	7	(11)
Adjusted EBITDA[1]	$ 881	$ 815

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITA

(Unaudited)

	Year Ended December 31,	
(In millions)	**2025**	**2024**
Net income attributable to GXO	$ 32	$ 134
Net income attributable to noncontrolling interests	4	4
Net income	$ 36	$ 138
Interest expense, net	133	103
Income tax expense	68	8
Amortization of intangible assets acquired	119	108
Transaction and integration costs	54	76
Restructuring costs and other	27	25
Regulatory matter and litigation expense	65	59
Net loss on divestiture of business	34	2
Unrealized (gain) loss on foreign currency contracts	7	(11)
Adjusted EBITA[1]	$ 543	$ 508

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
(Unaudited)

			Year Ended December 31,	
(Dollars in millions, shares in thousands, except per share amounts)		**2025**		**2024**
Net Income	$	36	$	138
Net income attributable to noncontrolling interests		(4)		(4)
Net income attributable to GXO	$	32	$	134
Amortization of intangible assets acquired		119		108
Transaction and integration costs		54		76
Restructuring costs and other		27		25
Regulatory matter and litigation expense		65		59
Net loss on divestiture of business		34		2
Unrealized (gain) loss on foreign currency contracts		7		(11)
Income tax associated with the adjustments above[1]		(46)		(42)
Discrete income tax benefit[2]		—		(16)
Adjusted net income attributable to GXO[3]	$	292	$	335
Adjusted basic EPS[3]	$	2.52	$	2.81
Adjusted diluted EPS[3]	$	2.51	$	2.80
Weighted-average shares outstanding used in computation of earnings per share				
Basic		115,677		119,413
Diluted		116,303		119,798

[1] The income tax rate applied to items is based on the GAAP annual effective tax rate.

[2] In 2024, the discrete income tax benefit arises from the release of the valuation allowance.

[3] See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF CASH FLOWS FROM OPERATIONS TO FREE CASH FLOW
(Unaudited)

			Year Ended December 31,	
(In millions)		**2025**		**2024**
Cash flows from operations[1]	$	434	$	549
Capital expenditures		(324)		(359)
Proceeds from sales of property and equipment		149		61
Free Cash Flow[2]	$	259	$	251
Cash flows from operations to net income		n/m		397.8 %
Free cash flow conversion[2]		29.4 %		30.8 %

n/m- not meaningful

[1] Net cash provided by operating activities.

[2] See the "Non-GAAP Financial Measures" section for additional information.

RECONCILIATION OF REVENUE TO ORGANIC REVENUE

(Unaudited)

(In millions)	Year Ended December 31,			
	2025		**2024**	
Revenue	$	13,178	$	11,709
Revenue from acquired business[1]		(655)		—
Foreign exchange rates		(352)		—
Organic revenue[2]	$	12,171	$	11,709
Revenue growth[3]		12.5 %		
Organic revenue growth[2][4]		3.9 %		

[1]   The Company excludes revenue from the acquired business for periods that are not comparable.

[2]   See the "Non-GAAP Financial Measures" section below for additional information.

[3]   Revenue growth is calculated as the change in the period-over-period revenue divided by the prior period, expressed as a percentage.

[4]   Organic revenue growth is calculated as the change in the period-over-period organic revenue divided by the prior period, expressed as a percentage.

RECONCILIATION OF TOTAL DEBT AND NET DEBT

(Unaudited)

(In millions)	December 31, 2025	
Current debt	$	446
Long-term debt		2,619
Total debt[1]	$	3,065
Less: Cash and cash equivalents (excluding restricted cash)		(854)
Net debt[2]	$	2,211

[1]   Includes finance leases and other debt of $327 million as of December 31, 2025.

[2]   See the "Non-GAAP Financial Measures" section below for additional information.

RECONCILIATION OF TOTAL DEBT TO NET INCOME RATIO

(Unaudited)

(In millions)	December 31, 2025	
Total debt	$	3,065
Net income	$	36
Debt to net income ratio		85.1x

RECONCILIATION OF NET LEVERAGE RATIO

(Unaudited)

(In millions)	December 31, 2025	
Net debt[1]	$	2,211
Adjusted EBITDA[1]	$	881
Net leverage ratio[1]		2.5x

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

ADJUSTED EBITA, NET OF INCOME TAXES PAID

(Unaudited)

(In millions)	Year Ended December 31, 2025	
Adjusted EBITA[1]	$	543
Less: Cash paid for income taxes		(59)
Adjusted EBITA[1], net of income taxes paid	$	484

[1]   See the "Non-GAAP Financial Measures" section below for additional information.

RETURN ON INVESTED CAPITAL

(Unaudited)

(In millions)	Year Ended December 31, 2025	2024	Average
Selected Assets:			
Accounts receivable, net	$ 2,028	$ 1,799	$ 1,914
Other current assets	406	429	418
Property and equipment, net	1,151	1,160	1,156
Selected Liabilities:			
Accounts payable	$ (758)	$ (776)	$ (767)
Accrued expenses	(1,492)	(1,271)	(1,382)
Other current liabilities	(434)	(385)	(410)
Invested capital	$ 901	$ 956	$ 929
Net income to average invested capital			3.9 %
Operating return on invested capital[(1)(2)]			52.1 %

(1) The ratio of operating return on invested capital is calculated as adjusted EBITA, net of income taxes paid, divided by the average invested capital.

(2) See the "Non-GAAP Financial Measures" section below for additional information.

NON-GAAP FINANCIAL MEASURES

As required by the rules of the Securities and Exchange Commission ("SEC"), we provide reconciliations of the non-GAAP financial measures contained in this document to the most directly comparable measures under GAAP, which are set forth in the financial tables above.

GXO's non-GAAP financial measures in this document include: net new business, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted earnings before interest, taxes and amortization ("adjusted EBITA"), adjusted EBITA, net of income taxes paid, adjusted net income attributable to GXO, adjusted earnings per share (basic and diluted) ("adjusted EPS"), free cash flow, free cash flow conversion, organic revenue, organic revenue growth, net leverage ratio, net debt, and operating return on invested capital ("ROIC"). Free cash flow conversion is also referred to as adjusted EBITDA conversion to free cash flows.

We believe that the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, GXO's core operating performance and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures used by other companies. GXO's non-GAAP financial measures should be used only as supplemental measures of our operating performance.

Net new business is a metric used by the company to determine 2024 Special PSU award and Annual Short-Term Incentive payouts. Net new business is calculated as the difference of annualized revenue value of new contracts in the year (i.e., expected revenue to be generated from a new contract signed in the year) minus the last 12 months of revenue of contracts lost (i.e., last known 12 months of revenue that will be lost in the future, on contracts for which we received a notice of contract termination during the year), divided by the actual revenue of the applicable business unit for the calendar year.

Adjusted EBITDA, adjusted EBITA, adjusted net income attributable to GXO, and adjusted EPS, include adjustments for transaction and integration costs, restructuring costs and other adjustments, regulatory matters and litigation expense, as well as net loss on divestiture of business, as set forth in the attached financial tables. Transaction and integration adjustments are generally incremental costs that result from an actual or planned acquisition, and may include consulting fees, retention awards, internal salaries and wages (to the extent the individuals are assigned full-time to integration and transformation activities), and certain costs related to integrating and separating IT systems. Restructuring costs and other adjustments primarily relate to severance paid to the Company's executive team and recruitment fees, and actions taken to optimize certain administrative functions. Regulatory matters and litigation expenses relate to the settlement of regulatory and legal matters. And net loss on divestiture of business primarily relates to the write-down loss resulting from the held-for-sale classification.

We believe that free cash flow and free cash flow conversion are important measures of our ability to repay maturing debt or fund other uses of capital that we believe will enhance stockholder value. We calculate free cash flow as cash flows from operations less capital expenditures plus proceeds from sale of property and equipment. We calculate free cash flow conversion as free cash flow divided by adjusted EBITDA, expressed as a percentage.

We believe that adjusted EBITDA, adjusted EBITA, and adjusted EBITA, net of income taxes paid, improve comparability from period to period by removing the impact of our capital structure (interest expenses), asset base (depreciation and amortization), tax impacts and other adjustments as set forth in the financial tables above, which management has

determined are not reflective of core operating activities and thereby assist investors with assessing trends in our underlying businesses.

We believe that adjusted net income attributable to GXO and adjusted EPS improve the comparability of our operating results from period to period by removing the impact of certain costs and gains, which management has determined are not reflective of our core operating activities, including amortization of acquisition-related intangible assets.

We believe that organic revenue and organic revenue growth are important measures because they exclude the impact of foreign currency exchange rate fluctuations and revenue from acquired businesses. Organic revenue growth is calculated as the change in the period-over-period organic revenue divided by the prior period, expressed as a percentage.

We believe that net leverage ratio and net debt are important measures of our overall liquidity position and are calculated by removing cash and cash equivalents (excluding restricted cash) from our total debt and net debt as a ratio of our adjusted EBITDA. We calculate ROIC as our adjusted EBITA, net of income taxes paid, divided by the average invested capital. We believe ROIC provides investors with an important perspective on how effectively GXO deploys capital and use this metric internally as a high-level target to assess overall performance throughout the business cycle.

Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating GXO's ongoing performance.

With respect to adjusted EBITDA, free cash flow, organic revenue and net new business described in the "Compensation Discussion and Analysis - 2025 Annual Short-Term Incentive Financial Results Relative to Targets" at the time incentive plan goals are established, the Compensation Committee also establishes definitions of the applicable financial metrics that would apply during the performance period. The Compensation Committee uses these definitions and adjustments to better align our incentive plans with how we evaluate our business operations and trends and, in some cases, to allow certain strategic decisions to be made in the long-term interests of GXO without influencing or being influenced by incentive plan results.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-40470

GXO

GXO Logistics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-2098312**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
Two American Lane **Greenwich, Connecticut**	**06831**
(Address of Principal Executive Offices)	(Zip Code)

(203) 489-1287
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	GXO	New York Stock Exchange
3.750% Notes due 2030	GXO/30	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $5.5 billion as of June 30, 2025, based upon the closing price of the common stock on that date.

As of February 20, 2026, there were 114,713,579 shares of the registrant's common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2026 Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference into Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report, the Proxy Statement is not deemed to be filed as part hereof.

GXO Logistics, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2025
Table of Contents

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report on Form 10-K ("Annual Report") and other written reports and oral statements we make from time to time contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "should," "will," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target," "trajectory" or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed below and the risks discussed in the Company's other filings with the Securities and Exchange Commission (the "SEC"). All forward-looking statements set forth in this Annual Report are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

The following discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and corresponding notes thereto included elsewhere in this Annual Report. Forward-looking statements set forth in this Annual Report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except as required by law.

Part I

Item 1. Business.

Company Overview

GXO Logistics, Inc., together with its subsidiaries ("GXO," the "Company," "our," or "we"), is the largest pure-play contract logistics provider in the world and a foremost innovator in the industry. We provide our customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale.

As of December 31, 2025, our approximately 154,000 team members operated in 1,043 facilities worldwide totaling approximately 221 million square feet of space, primarily on behalf of large corporations that have outsourced their warehousing, distribution and other related activities to us.

Our revenue is diversified among over one thousand customers, including many multinational corporations, across numerous verticals. Our customers rely on us to move their goods, with high efficiency, through their supply chains — from the moment goods arrive at our warehouses through fulfillment and distribution, and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/ or durable demand, with significant growth potential through customer outsourcing of logistics services.

GXO's common stock, par value of $0.01 per share, began trading on the New York Stock Exchange under the ticker symbol "GXO" on August 2, 2021. GXO was incorporated as a Delaware corporation in February 2021.

Our Strategy

We design and operate the most advanced warehouse solutions in the world. Our strategy is to help our customers manage their warehouse needs for optimal efficiency, using our network of people, technology and other physical assets. We deliver value to customers in the form of technological innovations, process efficiencies, cost efficiencies and reliable outcomes. Our services are highly responsive to customer goals, such as increasing visibility in the supply chain, decreasing fulfillment times and mitigating environmental impacts, while being proactive in identifying potential improvements.

GXO creates short- and long-term value for customers and shareholders through our unique combination of technology, scale and expertise. Our strategy addresses growth and optimization by focusing on core verticals that demonstrate enduring demand over time and where we already have a deep presence. We expect to attract new customers and expand the services we provide to existing customers through new projects; thus earning more of their logistics spend. We integrate best practices to drive productivity, with a focus on automation and other levers of profitable growth.

To aid in executing our strategy, we have instilled a culture that focuses on delivering mutually beneficial results for our customers and our company with the highest legal and ethical standards and clear policies and practices to support compliance throughout our organization.

Technology and Intellectual Property

Contract logistics is becoming more and more complex, as changing consumer expectations and preferences continue to drive a need for faster delivery times, higher levels of returned inventory and better visibility throughout the supply chain. Traditional warehousing solutions are no longer sufficient to fill these needs. The industry needs scaled technology players, like GXO, to deliver these complex solutions.

Technology is a core competitive advantage for GXO and fundamental to how we win and retain business. Technology enables us to add value to our customers' end-to-end operations in terms of cost, efficiency, accuracy and environmental impact. Investments in cutting-edge technology are a major growth driver for our business.

Our highly scalable warehouse management platform is built on the cloud to speed the deployment of new ways to increase efficiency and leverage our footprint. In a relatively short time, we can implement innovations across multiple geographies or take an innovation developed for one vertical and apply it to other verticals to enhance the value we offer our customers.

To date, the most significant impacts of our proprietary technology are in three areas: labor and inventory management productivity, intelligent warehouse automation and predictive analytics, all of which are integrated through our proprietary warehouse management platform.

Labor and Inventory Management

Our productivity is driven by our comprehensive suite of intelligent tools and analytics designed to optimize labor and inventory management. This technology incorporates dynamic data science, predictive analytics and machine learning to aid decision-making. Our site managers use these tools to improve productivity in site-specific ways in a safe, disciplined and cost-effective manner.

Intelligent Warehouse Automation

Our intelligent warehouse automation includes deployments of autonomous robots and collaborative robots ("cobots"), automated sortation systems, automated guided vehicles, goods-to-person systems and wearable devices — these are all effective ways to deliver critical improvements in speed, accuracy and productivity. Importantly, automation also enhances safety and the overall quality of employment. Our warehouse management systems create a synchronized environment across automation platforms to control these technologies holistically, providing an integrated solution.

We have found that autonomous goods-to-person systems and cobots, which assist workers with the inventory picking process, can improve labor productivity. Stationary robot arms can repeat demanding tasks with greater precision than is possible manually. Robots are particularly valuable in markets with labor shortages and where wage inflation can erode customer margins.

Other technologies that differentiate our logistics environments are our proprietary warehouse module for order management, which gives customers deep visibility into fulfillment flows, and our analytics dashboard, which gives customers valuable business intelligence to manage their supply chains. Our connection management software module facilitates integration with SAP, Oracle and other external systems, enabling our customers to get the maximum benefit from our technology.

Predictive Analytics

Our predictive analytics add significant value for customers, particularly in e-commerce and omnichannel retail, where seasonality drives high volumes through outbound and inbound logistics processes. For example, up to 30% of consumer goods bought online are returned, and this creates increased volumes at certain times of the year. We have developed analytics that predict surges in demand using a combination of historical data and customer forecasting.

As an industry leader that invests in technology, we have access to an immense amount of data, as well as the analytical processing capabilities to capitalize on that data by incorporating our learnings into customer solutions. We believe our ability to process and act upon data is a key competitive advantage and differentiator.

Customers and Markets

We provide our customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services. We provide services to customers globally, including *Fortune 100* companies in the U.S., *Fortune Global 500* companies in the world, European multinational market leaders and other renowned global brands. The customers we serve are primarily in North America and Europe and operate in every major industry. The diversification of our customer base reduces concentration risk. In 2025, our top five customers combined accounted for approximately 20% of our total revenue, and no customer represented more than 6%.

Our revenue is highly diversified, reflecting our expertise across multiple verticals and our customers' principal industry sectors. In 2025, 49% of our revenue was from Omnichannel retail, 12% from Technology and consumer electronics, 12% from Industrial and manufacturing, 10% from Food and beverage, 10% from Consumer packaged goods, and 7% from other industries, with the vast majority of our revenue generated in the United Kingdom, the United States, the Netherlands, France, Spain and Italy.

Seasonality

During the fourth quarter, our business benefits from strong positioning in the e-commerce sector, where demand is characterized by surges in activity associated with the holiday season. Our revenue and profitability are typically lower in the first quarter of the calendar year relative to other quarters. This is due in part to seasonality, namely the post-holiday reduction in demand experienced by many of our customers, which leads to less use of the logistics services we provide.

Competition

We operate in a highly competitive global industry with a highly fragmented marketplace where thousands of companies compete domestically and internationally. We compete based on our ability to deliver quality service, reliability, scope and scale of operations, technological capabilities, expertise and pricing.

Our competitors include local, regional, national and international companies that offer services similar to those we provide. Our competitors include CEVA Logistics, DHL Group, DSV, GEODIS, ID Logistics Group, Kuehne + Nagel and Ryder System. Due to the competitive nature of our marketplace, we strive daily to strengthen and expand existing business relationships and forge new relationships.

Government Regulations

Our operations are regulated and licensed by various governmental agencies in the U.S. at the local, state, and federal levels and in other countries where we conduct business. These regulations impact us directly and indirectly when they regulate third parties with which we arrange or contract services. In addition, we are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes.

Environmental Sustainability

Environmental sustainability is a key pillar of our Environmental, Social, and Governance ("ESG") strategy. We are partnering with customers around the globe to help them achieve their environmental goals while we innovate to reduce our impact. For many of our customers, the logistics component of their supply chain accounts for a sizeable portion of their greenhouse gas ("GHG") emissions and waste footprint. We collaborate with customers to create action plans that reduce emissions related to their supply chains through technology-enabled solutions.

Our environmental sustainability strategy is designed to be applicable globally while also compliant with local environmental regulations. Throughout our business, GXO has identified GHG emissions and waste associated with operations as our greatest opportunities to reduce our environmental impact. In 2021, we established environmental

targets to track and prioritize our reduction of Scopes 1 and 2 GHG emissions and increase waste diversion rates globally. Part of our environmental strategy focuses on improving the energy efficiency of our buildings. We have a global initiative to replace our warehouse lighting with LED and are developing our strategy to increase the amount of renewable electricity used in our buildings.

Human Capital

Our success relies in large part on our robust governance structure and Code of Business Ethics, our corporate citizenship and engaged employees who embrace our values. As a customer-centric company with a strong service culture, we constantly work to maintain and improve our position as an employer of choice. This requires an unwavering commitment to workplace inclusion and safety as well as competitive total compensation that meets the needs of our employees and their families.

Employee Profile

As of December 31, 2025, we operated in 26 countries with approximately 154,000 team members (comprising approximately 105,000 full-time and part-time employees and 49,000 temporary workers engaged through third-party agencies). Our workforce is located: 52% in the United Kingdom, 27% in Europe (excluding the United Kingdom), 20% in North America and 1% in Latin America and Asia combined. The majority of our employees in Europe and the United Kingdom were covered by collective bargaining agreements, while none of our employees in North America were covered by collective bargaining agreements.

We have made and continue to make significant investments in the safety, well-being and satisfaction of our employees in numerous areas, including diversity, inclusion and belonging; health and safety; talent development and engagement; and expansive total rewards.

Diversity, Inclusion and Belonging

We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals. These attributes of our culture make us a stronger organization and a better partner to all GXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability.

Health and Safety

Our employees' safety is always our foremost priority, and we have numerous protocols in place to ensure a safe workplace environment. We aim to maintain an Occupational Safety and Health Administration recordable incident rate that is less than half the published rate for the General Warehousing and Storage sector, based on the "Industry Injury and Illness Data" of the U.S. Bureau of Labor Statistics.

Talent Development and Engagement

Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls. We use periodic engagement surveys to gauge our progress and assess satisfaction. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process and we emphasize training and development supported by our own online GXO University.

We tailor our recruitment efforts by geography and job function, using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees who aspire to grow throughout their careers, such as tailored skills development, training and mentoring. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and additional learning techniques to develop internal candidates who demonstrate high potential to advance from supervisory roles into site leader

positions. Our programs also retain top talent by defining personalized development paths and attract new talent by differentiating GXO as an employer of choice.

Expansive Total Rewards

We offer a competitive compensation package to help attract and retain outstanding talent. We offer competitive wages and a comprehensive suite of benefits to all employees to maintain our position as an employer of choice in the talent marketplace. A number of the benefits we offer were introduced in response to employee feedback — in the U.S., examples include our pregnancy care policy, family bonding policy, tuition reimbursement program for continuing education, and benefits such as diabetes management, supplemental insurance and short-term loans. In Europe, the benefits offered vary by country and are tailored to the needs of the local markets. Examples include comprehensive healthcare and risk insurance, employee assistance programs covering mental, physical and financial well-being, pension plans, profit sharing and local and global bonuses structured to offer competitive pay in each country.

Information About Our Executive Officers

The following information relates to our current executive officers:

Name	Age	Position
Patrick Kelleher	57	Chief Executive Officer
Baris Oran	52	Chief Financial Officer
Karlis Kirsis	46	Chief Legal Officer
Elizabeth Fogarty	56	Chief Communications Officer
Corinna Refsgaard	58	Chief Human Resources Officer
Bart Beeks	56	Chief Operating Officer
Karen Bomber	52	Chief Commercial Officer

Patrick Kelleher has served as Chief Executive Officer of the company since August 2025. Prior to GXO, he served as CEO, North America at DHL Supply Chain, from July 2024 to August 2025. Prior to this role, Mr. Kelleher served as DHL Supply Chain's global chief development officer from April 2017 to June 2024 and CEO, Americas at Williams Lea Tag, when it operated under DHL's ownership, from July 2015 to April 2017.

Baris Oran has served as Chief Financial Officer since August 2021. Mr. Oran joined XPO in May 2021 as Chief Financial Officer of XPO's Logistics segment after having previously served as Chief Financial Officer of the Sabanci Group, one of Turkey's largest publicly traded companies. Mr. Oran served as Chief Financial Officer of Sabanci from 2016 to 2021, prior to which he held other senior finance roles at the company. On August 4, 2025, GXO and Baris Oran mutually agreed that Mr. Oran will depart from his employment as Chief Financial Officer of GXO in March 2026. Mr. Oran will continue to serve as Chief Financial Officer until his departure or until such earlier date as his successor is appointed.

Karlis Kirsis has served as Chief Legal Officer since August 2021, after serving as Senior Vice President, European Chief Legal Officer, Corporate Secretary for XPO, a role he had held since February 2020. Mr. Kirsis previously served in various roles at XPO, including Senior Vice President, Corporate Counsel from July 2017 to February 2020 and Vice President, Corporate and Securities Counsel from September 2016 to July 2017.

Elizabeth Fogarty has served as Chief Communications Officer since September 2021. Prior to her time with GXO, Ms. Fogarty was employed by Citi as the Managing Director and Head of Global Consumer Banking Public Affairs from October 2013 to September 2021 and before that as the Director of Corporate Communications and Vice President of Global Public Affairs.

Corinna Refsgaard has served as Chief Human Resources Officer since April 2024. Prior to her time with GXO, Ms. Refsgaard served as Group Chief People and Culture Officer at ISS, one of the world's leading workplace experience and facility management companies, from November 2018 to March 2024. Over the course of three decades, she has held global, regional and business unit HR roles at firms, including Kontron, Fujitsu Technology Solutions, EADS and Mercedes-Benz.

Bart Beeks has served as Chief Operating Officer of the company since January 2026. Mr. Beeks most recently served as chief operating officer of CEVA Logistics from June 2020 to June 2025. Prior to his role as chief operating officer, he served as Executive Vice President in Benelux and Senior Vice President of Operational Excellence at CEVA. Before his career in logistics, Mr. Beeks served as a Commanding Officer in the Dutch Special Forces.

Karen Bomber has served as Chief Commercial Officer of the company since January 2026. Prior to GXO, Ms. Bomber served as Chief Commercial Officer for ABB's Energy Industries division from February 2023 to January 2026 and held leadership roles at Honeywell from June 2018 to January 2023, InVue Security Products from December 2012 to April 2018 and Tyco International from November 2011 to December 2012.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Reports filed with the SEC can be viewed at http://www.sec.gov and on our corporate website at www.gxo.com. Materials are available online as soon as reasonably practicable after we electronically submit them to the SEC. Further materials regarding our corporate governance policies and practices, including our Corporate Governance Guidelines, Code of Business Ethics and the charters relating to the committees of our Board of Directors, are also available on the investors section of our website.

Item 1A. Risk Factors.

The following are important factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Related to Our Business

Risks Related to Our Strategy and Operations

We operate in a highly competitive industry, and failure to compete or respond to customer requirements could negatively affect our business and our results of operations.

The logistics industry is intensely competitive and is expected to remain so for the foreseeable future. We compete against multinational firms, regional players and emerging technology companies. We also must contend with our customers' ability to in-source their logistics operations. The competitive factors that are most important to our customers are price and quality of service. Many larger customers utilize the services of multiple logistics providers. Customers regularly solicit bids from competitors to improve service and to secure favorable pricing and contractual terms such as longer payment terms, fixed-price arrangements, higher or unlimited liability and performance penalties. Increased competition and competitors' acceptance of more onerous contractual terms could result in reduced revenues, reduced margins, higher operating costs or loss of market share, any of which could have a material adverse effect on our results of operations, cash flows and financial condition.

Increases in our labor costs to attract, develop and retain employees may have a material adverse effect on our business.

Our workforce is comprised primarily of employees who work on an hourly basis. To grow our operations and meet the needs and expectations of our customers, we must attract, develop and retain a large number of hourly employees while controlling labor costs. Many of our long-term customer contracts are fixed-price arrangements that limit our ability to pass on to our customers increases in labor costs due to low unemployment, increases in government unemployment benefits, competitive pressures, union activity or changes in federal or state minimum wage or overtime laws and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition.

Additionally, our operations are subject to various employment-related laws and regulations, which govern matters such as minimum wages, union organizing rights, the classification of employees and independent contractors, family and medical leave, overtime pay, compensable time, recordkeeping and other working conditions and a variety of similar laws that govern these and other employment-related matters. Any changes to employment-related laws and regulations, including increased minimum wages or the expansion of union organization rights, could result in increased labor costs that could adversely affect our business, results of operations, cash flows and financial condition.

Labor represents a significant portion of our operating expenses; thus, compliance with these evolving laws and regulations could substantially increase our cost of doing business, while failure to do so could subject us to significant fines and lawsuits and could adversely affect our business, results of operations, cash flows and financial condition. We are currently subject to employment-related claims in connection with our operations. These claims, lawsuits and proceedings are in various stages of adjudication or investigation and involve a wide variety of claims and potential outcomes.

We depend on our ability to attract and retain qualified employees and temporary workers.

We depend on our ability to attract and retain qualified employees, including our executive officers and managers. In particular, we recently hired a new Chief Executive Officer, Chief Operating Officer and Chief Commercial Officer, which officer assumed the duties of our former Chief Revenue Officer, and have announced changes in our Chief Financial Officer and Chief Accounting Officer. If we are unable to attract, successfully onboard and retain such individuals, we may be unable to maintain our current competitive position within the industry, meet our customers' expectations or successfully expand and grow our business.

Our ability to meet customer demands and expectations, especially during periods of peak volume, is substantially dependent on our ability to recruit and retain qualified temporary part-time and full-time workers. Increased demand for temporary workers, low unemployment or changes in federal or state minimum wage laws may increase the costs of temporary labor, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition. In addition, macro-economic headwinds such as inflation and supply chain disruptions may increase the potential for labor shortages and heightened levels of employee turnover. Therefore, our inability to recruit a qualified temporary workforce may result in our inability to meet our customers' performance targets.

Our past acquisitions, as well as any acquisitions that we may complete in the future, may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.

While we intend for our acquisitions to improve our competitiveness and profitability, we cannot be certain that our past or future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues may arise in connection with, or as a result of, the acquisition of an existing company, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired businesses, possible management distractions or the inability of the acquired business to achieve the levels of revenue, income, productivity or

synergies we anticipate or otherwise perform as we expect on the timeline contemplated. We are unable to predict all the risks that could arise as a result of our acquisitions.

If the performance of an acquired business varies from our projections or assumptions or if estimates about the future profitability of an acquired business change, our revenues, earnings or other aspects of our financial condition could be adversely affected. We may also experience difficulties in connection with integrating any acquired companies into our existing businesses and operations, including our existing infrastructure and information technology systems. The infrastructure and information technology systems of acquired companies could present issues that we were unable to identify prior to the acquisition and could adversely affect our financial condition and results. We have experienced challenges of this nature relating to the infrastructure and systems of certain companies that we have acquired. Also, we may not realize all of the synergies we anticipate from past and potential future acquisitions. Among the synergies that we currently expect to realize are cross-selling opportunities to our existing customers, as well as network and operational efficiencies. Variances from these or other assumptions or expectations could adversely affect our financial condition and results of operations.

On June 19, 2025, we announced that the UK Competition and Markets Authority ("CMA") had cleared GXO's acquisition of Wincanton plc ("Wincanton") subject to the divestment of a small number of Wincanton grocery contracts in the UK, and that integration would be permitted with the vast majority of the Wincanton business once certain administrative conditions were met. Those conditions were met in the fall of 2025 and the integration of Wincanton into GXO has commenced. However, GXO has yet to divest of a small number of Wincanton grocery contracts as required by the CMA and we are unable to predict all the risks that could arise as a result of our divestment of these contracts or failure to achieve a successful divestment.

We may not successfully manage our growth.

We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering new markets and we intend to continue to focus on rapid growth, including organic growth and additional acquisitions. We may experience difficulties and higher than expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas or increased pressure on our existing infrastructure and information technology systems.

Our growth will place a significant strain on our management, operational, financial and information technology resources. We will need to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems and procedures and controls to expand, train and manage our employee base. Our working capital needs will continue to increase as our operations grow. Failure to manage our growth effectively or obtain necessary working capital could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Our overseas operations are subject to various operational and financial risks that could adversely affect our business.

The services we provide outside the U.S. are subject to risks resulting from changes in tariffs, trade restrictions, trade agreements, tax rules and policies, difficulties in managing or overseeing foreign operations and agents, different liability standards, issues related to compliance with anti-corruption laws, such as the Foreign Corrupt Practices Act and the U.K. Bribery Act, data protection, trade compliance and intellectual property laws of countries that do not protect our rights relating to our intellectual property, including our proprietary information systems, to the same extent as U.S. laws. The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region or decrease the profitability of our operations in that region. In addition, as we expand our business in foreign countries, we will be exposed to increased risk of loss from foreign currency fluctuations and exchange controls.

We are exposed to currency exchange rate fluctuations because a significant proportion of our assets, liabilities and earnings are denominated in foreign currencies.

We present our financial statements in U.S. dollars ("USD"), but we hold a significant proportion of our net assets and generate income in non-USD currencies, primarily the Euro and British pound sterling. Consequently, a depreciation of non-USD currencies relative to the USD could have an adverse impact on our financial results as further discussed in Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

National and regional differences in monetary policy may cause the value of the non-USD currencies to fluctuate against the USD. Currency volatility contributes to variations in our revenue and expenses in foreign currency jurisdictions. Accordingly, fluctuations in currency exchange rates could adversely affect our business and financial condition.

Our inability to successfully manage the costs and operational difficulties of adding new customers and business may negatively affect our financial condition and operations.

Establishing new customer relationships or adding operational sites for existing customers requires a significant amount of time, operational focus and capital. Although we typically partner with our new customers to ensure that onboarding is smooth, our inability to integrate new customers or operational sites into our technology systems or recruit additional employees to manage new customer relationships or the incurrence of higher than anticipated costs to onboard new customers may negatively affect our financial condition or operations.

In addition, our operations can require a significant commitment of capital in the form of shelving, racking and other warehousing systems that may be necessary to implement warehouse solutions for our customers. These costs are often billed to the customer over the expected length of the customer relationship. To the extent that a customer defaults on its obligations under its agreement with us, we could be forced to take a significant loss on the unrecovered portion of the upfront capital costs.

The contractual terms between us and our customers could expose us to penalties and other costs in the event we do not meet the contractually prescribed performance levels.

We maintain long-term contracts with the majority of our customers, many of which include performance-based minimum levels of service. Although we manage our business to exceed prescribed performance levels, our inability to meet these service levels, whether due to labor shortages, volume peaks, our inability to procure temporary labor, technological malfunctions or other events that may or may not be within our control, may expose us to penalties or incremental costs or lead to the termination of customer contracts, any of which could negatively affect our business and financial condition.

Our operations are subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.

Many of our customers typically realize a significant portion of their sales during the holiday season in the fourth quarter of each calendar year. Although not all of our customers experience the same seasonal variation, and some customers may have seasonal peaks that occur in periods other than the fourth quarter, the seasonality of our customers' businesses places higher demands on our services during peak periods, requiring us to take measures, including temporarily expanding our workforce, to meet our customers' demands. Our failure to meet our customers' expectations during these seasonal peaks may negatively affect our customer relationships, could expose us to penalties under our contractual arrangements with customers and ultimately could negatively affect our business and our results of operations.

Damage to our reputation through unfavorable publicity or the actions of our employees or temporary workers could adversely affect our financial condition.

Our success depends on our ability to consistently deliver operational excellence and strong customer service. Our inability to deliver our services and solutions as promised on a consistent basis, or our customers having a negative experience or otherwise becoming dissatisfied, can negatively impact our relationships with new or existing customers and adversely affect our brand and reputation, which could, in turn, adversely affect revenue and earnings growth. Adverse publicity (whether or not justified) relating to activities by our employees, contractors, agents or others with whom we do business, such as customer service issues, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets such as LinkedIn, X, Facebook, Instagram and YouTube, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. This unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.

We face risks associated with the handling of customer inventory.

Under some of our agreements, we maintain the inventory of our customers, some of which may be significant in value. Our failure to properly handle and safeguard such inventory exposes us to potential claims and expenses as well as harm to our business and reputation.

Risks Related to Our Use of Technology

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including the systems of any businesses that we acquire.

We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology. To keep pace with changing technologies and customer demands, we must correctly address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. In addition, we may fail to accurately determine the needs of our customers or trends in the logistics industry, or we may fail to respond appropriately by implementing functionality for our technology platform in a timely or cost-effective manner. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.

If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers' needs, our results of operations could be negatively impacted.

Our technology may not be successful or may not achieve the desired results, and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations. Technology and new market entrants may also disrupt the way we and our competitors operate.

If we fail to successfully implement critical technology, if our technology does not provide the anticipated benefits or it does not meet market demands, we may be placed at a competitive disadvantage and could lose customers, materially adversely impacting our financial condition and results of operations.

Risks Related to the Use of Artificial Intelligence and Emerging Technologies.

We use, and intend on continuing to expand our use of, machine learning and artificial intelligence ("AI") technologies to deliver our services and operate our business, including to optimize our operations, improve efficiency, and enhance customer solutions across our global logistics network. Our use of AI subjects us to risks related to accuracy, intellectual property infringement or misappropriation, data privacy, cybersecurity, and regulatory compliance, among others, and deficiencies or failures of our AI systems could subject us to competitive harm, regulatory action, penalties, legal liability, or reputational harm. Compliance with existing and future laws and regulations governing AI could be significant, may increase our operating expenses, require changes to our systems or processes, and could materially limit our ability to incorporate certain AI capabilities into our operations. In addition, our reliance on data obtained from internal systems, customers, vendors, cloud providers, and other third parties increases the risk that flawed, incomplete, biased, or compromised data could negatively impact AI-driven outputs and decision-making. Despite measures we have implemented to manage these risks, our systems may remain vulnerable, and a failure to prevent, detect, or mitigate issues arising from the use of AI could result in operational disruptions, unauthorized access to or disclosure of confidential or proprietary information, litigation, regulatory enforcement actions, fines or penalties, increased costs, and reputational damage. Additionally, competitors or other third parties may incorporate AI, automation, robotics, or other emerging technologies into their operations more quickly or more successfully than we do, or develop superior solutions using such technologies, which could impair our ability to compete effectively. We are and plan on continuing to invest in emerging technologies, including humanoid robots, and such investments may not be successful, may not deliver the expected operational benefits, may require significant ongoing capital expenditures and operational changes, or may result in additional liabilities. It is not possible to predict all of the risks related to the use of AI and emerging technologies, and the occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations, and reputation.

A failure of our information technology infrastructure or a breach of our information systems, networks or processes may have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems, including internet and cloud-based services, for many activities important to our business. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing for risk management, external and internal risks, such as malware, insecure coding, "Acts of God," data leakage and human error pose a direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate could adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors, processing inefficiencies and loss of sales, receivables collection or customers. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied.

We may also be subject to cyberattacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyberattack could result in service interruptions, operational difficulties, loss of revenues or market share, liabilities to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost. In addition, recently, regulatory and enforcement focus on data protection has heightened in the U.S. and abroad, particularly in the European Union ("EU"), and failure to comply with applicable U.S. or foreign data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, its reputation, results of operations and financial condition.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technologies in conducting our business. It is possible that users of these technologies, whether internally developed or purchased, could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against continued use of the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management's attention, divert our resources in other ways and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.

Risks Related to Our Credit and Liquidity

Challenges in the commercial and credit environment may adversely affect our future access to capital on favorable terms.

Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our services or in the solvency of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions.

We have incurred debt obligations that could adversely affect our business and profitability and our ability to meet other obligations.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could materially and adversely affect our financial position and results of operations. Further, failure to comply with the covenants under our indebtedness may have a material adverse impact on our operations. If we fail to comply with any of the covenants under our debt obligations and are unable to obtain a waiver or amendment, such failure may result in an event of default under our indebtedness. We may not have sufficient liquidity to repay or refinance our indebtedness if such indebtedness were accelerated upon an event of default. We may also incur additional indebtedness in the future.

Our borrowing costs and access to capital and credit markets may be adversely affected by a downgrade or potential downgrade of our credit ratings.

Rating agencies routinely evaluate us, and their ratings of our long-term and short-term debt are based upon a number of factors, including our cash generating capability, levels of indebtedness, policies with respect to shareholder distributions and financial strength generally, as well as factors beyond our control, such as the then-current state of the economy and our industry generally. Our objective is to maintain credit ratings that provide us with ready access to global capital and credit markets. Any downgrade or announcement that we are under review for a potential downgrade of our current credit ratings by a credit rating agency, especially any downgrade to below investment grade, could increase our future borrowing costs, impair our ability to access capital and credit markets

on terms commercially acceptable to us or at all, and result in a reduction in our liquidity, all of which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Third-Party Relationships

Our business may be materially adversely affected by labor disputes or organizing efforts.

Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted. In particular, we derive a substantial portion of our revenue from the operation and management of facilities that are often located close to a customer's manufacturing plant and are integrated into the customer's production line process. If any of our customers are affected by labor disputes and consequently cease or significantly modify their operations at a plant served by us, we may experience significant revenue loss and shutdown costs, including costs related to early termination of leases.

In Europe, our business activities rely on a large amount of labor, including a number of workers who are affiliated with trade unions and other staff representative institutions. A deteriorating economic environment may result in tensions in industrial relations, which may lead to industrial action within our European operations which could have a direct impact on our business operations. Generally, any deterioration in industrial relations in our European operations, such as general strike activities or other material labor disputes, could have an adverse effect on our revenues, earnings and financial position.

Although our workforce in the U.S. is not unionized, labor unions have, from time to time, attempted to organize our employees. Successful unionization of our employees or organizing efforts could lead to business interruptions, work stoppages and the reduction of service levels due to work rules and could have an adverse effect on our customer relationships and our revenues, earnings and financial position.

Any failure to properly manage our temporary workers could have a material adverse impact on our revenues, earnings and financial position.

Our business uses a large number of temporary workers in our operations. We cannot guarantee that temporary workers are as well-trained as our other employees. Specifically, we may be exposed to the risk that temporary workers may not perform their assignments in a satisfactory manner or may not comply with our safety rules in an appropriate manner, whether as a result of their lack of experience or otherwise. If such risks materialize, they could have a material adverse effect on our business and financial condition.

Risks Related to Litigation and Regulations

We may be involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.

The nature of our business exposes us to the potential for various types of claims and litigation. We are subject to claims and litigation related to our customer contracts and relationships, labor and employment, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in liability claims or workers' compensation claims, the unfavorable resolution of claims or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could affect our earnings.

We are subject to risks associated with defined benefit plans for our current and former employees, which could have a material adverse effect on our earnings and financial position.

We maintain defined benefit pension plans in the U.K. A decline in interest rates or lower returns on funded plan assets may cause increases in the expense and funding requirements for the plans. Despite past amendments that froze our defined benefit pension plan to new participants and curtailed benefits, the pension plans remain subject to volatility associated with interest rates, inflation, returns on plan assets, other actuarial assumptions and statutory funding requirements. Any of these factors could lead to a significant increase in the expense of the plans and a deterioration in the solvency of the plans, which could significantly increase our contribution requirements. As a result, we are unable to predict the effect on our financial statements associated with our defined benefit pension plan.

Changes in tax laws and regulations for U.S. and multinational companies may increase our tax liability.

The U.S. Congress, the Organisation for Economic Co-operation and Development ("OECD"), the EU and other government agencies in jurisdictions in which we and our affiliates do business have maintained a focus on the taxation of multinational companies. During 2023, the OECD issued administrative guidance for the Pillar Two Global Anti-Base Erosion rules ("Pillar Two"), which generally imposes a 15% global minimum tax on multinational companies. Many Pillar Two rules are effective for fiscal years beginning on January 1, 2024, with other aspects to be effective from 2025. On July 4, 2025, the One Big Beautiful Bill Act (P.L. 119-21) was signed into law. The legislation has multiple effective dates, with certain provisions effective in 2025 and others effective through 2027. The Company regularly monitors developments in its jurisdictions and considers the impact of the tax-related proposals as they arise.

We are subject to regulations, which could negatively impact our business.

Our operations are regulated and licensed by various governmental agencies at the local, state and federal levels in the U.S. and in the foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international activities. Our subsidiaries must also comply with applicable regulations and requirements of various agencies.

The regulatory landscape in which we operate is constantly evolving and subject to significant change, including as a result of evolving political and social pressures. Future laws, regulations and regulatory reforms may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. We are unable to predict the impact that recently enacted and future regulations may have on our business. If higher costs are incurred by us as a result of future changes in regulations, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.

Proposed or pending legislative or regulatory changes, or future legislative or regulatory changes, at the federal, state or local level may decrease demand for our services, increase our costs, including our labor costs, and negatively affect our business and our results of operations.

Our business is subject to possible regulatory and legislative changes that may impact our operations, including but not limited to changes that would encourage workers to unionize, make it easier for workers to collectively bargain, increase operational requirements on our business or mandate certain restrictions on the terms of employment for individual workers, including how often they can work or how long they can work in any individual shift. Any and all of these changes or other similar changes could have significant implications for our business model, including increasing our labor costs, reducing our operational flexibility and restricting our ability to meet our customers' expectations and demands, any of which could negatively affect our business and our results of operations. If such regulations are adopted, they could increase our cost of operations or hinder our ability to meet our customers' expectations and demands, either of which would negatively affect our business and our results of operations.

Additionally, significant regulatory changes at the federal, state or local level may negatively affect economic output, cause growth to slow, reduce consumer spending and sentiment and result in decreased demand for our services, negatively affecting our business and our results of operations.

Economic recessions and other factors, such as heightened geopolitical tensions or conflict, that reduce consumer spending, both in North America and Europe, could have a material adverse impact on our business.

Our performance is affected by recessionary economic cycles, downturns in customers' business cycles and changes in customers' business practices. Our customers experience cyclical fluctuations in demand for their products due to economic recessions, which reduces the demand for our services and could adversely affect our business, results of operations, cash flows and financial condition. The ramifications of any period of heightened geopolitical tensions or conflicts, including increased international trade sanctions or tariffs, may negatively impact regional and global economic markets, including where we operate, may cause supply chain disruptions, may reduce consumer demand and may cause inflation with increased costs for labor, transportation and energy. Any period of heightened geopolitical tensions or conflict can increase financial market volatility and could negatively affect our ability to raise additional capital when required.

Risks Related to Environmental, Social and Governance

Compliance with ESG laws and regulations could result in significant costs that adversely affect our consolidated results of operations.

Our operating locations are subject to environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under these laws and regulations. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Additionally, various jurisdictions, such as the State of California, the United Kingdom, and the European Union, have enacted legislation requiring certain companies to disclose climate-related financial risk as well as GHG emissions, and other non-financial information. The requirements differ across regulations, increasing the cost of compliance. We may incur additional expenses both in the management of disclosure as well as potential changes in company operations to comply with the regulations. Certain jurisdictions have enacted legislation requiring certain companies to look into their supply chain and more actively manage risk and disclose non-financial metrics such as GHG emissions and health and safety. Managing bespoke customer requests related to ESG regulation may also increase our expenses. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, we may have to undertake additional costs to control, assess and report on ESG metrics. Any failure or perceived failure to satisfy various ESG reporting standards within the timelines we announce, or at all, could increase the risk of litigation.

Our ability to achieve our ESG goals is subject to risks, many of which are outside our control, and our reputation could be harmed if we fail to meet such goals.

Our ability to achieve our ESG goals, including our goal to achieve 30% reduction in Greenhouse Gas ("GHG") emissions by 2030, and to accurately and transparently report our progress presents numerous operational, financial, legal and other risks and may be dependent on the actions of suppliers and other third parties, all of which are outside our control. Additionally, as we focus on growth the cost to meet our ESG goals, specifically decarbonization, may increase. If we are unable to meet our ESG goals or evolving stakeholder expectations and industry standards, our reputation could be negatively impacted. If, as a result of their assessment of our ESG practices, certain investors are unsatisfied with our actions or progress, they may reconsider their investment in our Company.

Risks Related to Our Common Stock

Any stockholder's percentage of ownership in GXO may be diluted in the future at any given time.

In the future, existing holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees have stock-based awards that correspond to shares of our common stock and the compensation committee of our board of directors has granted and is likely to continue to grant additional stock-based awards to our employees under our employee benefits plans. Such awards will have a dilutive effect on the number of GXO shares outstanding and therefore on our earnings per share, which could adversely affect the market price of our common stock.

Certain provisions in GXO's amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of GXO, which could decrease the trading price of GXO's common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include:

- the ability of our remaining directors to fill vacancies on our board of directors;
- limitations on stockholders' ability to call a special stockholder meeting or act by written consent;
- rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings; and
- the right of our board of directors to issue preferred stock without stockholder approval.

In addition, we are subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which could have the effect of delaying or preventing a change of control. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates become the holder of more than 15% of the corporation's outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make GXO immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of GXO and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

GXO's amended and restated certificate of incorporation contains an exclusive forum provision that may discourage lawsuits against GXO and GXO's directors and officers.

Our amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of GXO, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer of GXO to GXO or to GXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against GXO or any current or former director or officer of GXO arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or

involving GXO governed by the internal affairs doctrine or any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL.

To the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although GXO stockholders will not be deemed to have waived GXO's compliance with the federal securities laws and the rules and regulations thereunder.

This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with GXO or our directors or officers, which may discourage such lawsuits against GXO or our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

We cannot guarantee that our share repurchase program will be fully implemented or that it will enhance long-term shareholder value.

In February 2025, our board of directors authorized the repurchase by the Company of up to $500 million of our common stock. The share repurchase plan permits repurchases of our common stock to be made from time to time in management's discretion, through a variety of methods, including a 10b5-1 trading plan, open market purchases, privately negotiated transactions or otherwise. The timing and number of shares of common stock repurchased will depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. As a result, there can be no guarantee regarding the timing or volume of our share repurchases. The share repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves. The repurchase program may be suspended or discontinued at any time and, even if fully implemented, may not enhance long-term shareholder value. As of December 31, 2025, the remaining authorization under the Repurchase Plan was $300 million.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We believe that cybersecurity is fundamental to how we operate and, as such, we place significant focus on defining and managing our cybersecurity risk. With the ever-changing cybersecurity landscape and continual emergence of new threats, our Board of Directors, Audit Committee and senior management team ensure that significant resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We have an Enterprise Risk Management Committee, comprising senior leaders from key functions, and a Cybersecurity Risk Committee which utilize the National Institute of Standards and Technology ("NIST") framework to ensure that these risks are clearly and effectively categorized and treated.

We utilize comprehensive and widespread information sources and services (including third-party threat intelligence) to understand the threat landscape faced by the Company and design our protective controls accordingly using a defense-in-depth approach. The layers of these defenses are aligned to the NIST framework; Govern, Identify, Protect, Detect, Respond and Recover. The Enterprise Risk Management Committee and Cybersecurity Risk Management Committee meet regularly to consider any change to risk levels and ensure that the Company's cybersecurity controls remain commensurate with those risk levels. These controls and their performance are constantly evaluated and evolved to ensure that the Company remains well protected against any new threats.

The Company's Chief Information Security Officer ("CISO") is responsible for developing and implementing our cybersecurity program and reporting on related matters to our Board of Directors. The CISO has over two decades

of cyber security experience in a variety of industries including banking, aerospace, manufacturing and defense. A decade of this experience has been in senior leadership roles. The CISO leads a global team of highly trained experts covering all major cybersecurity functions including Technical Engineering and Architecture, Governance, Risk and Compliance, Security Operations and Incident Response, Threat and Vulnerability Management and Security Awareness. The technologies, policies and processes associated with these functions are tested by third parties at least annually to ensure continued effectiveness and identify any opportunities for improvement. These tests and assessments are useful tools for maintaining a robust cybersecurity program to protect our investors, customers, employees, vendors and intellectual property.

A full suite of cybersecurity policies exists and is applicable to all employees globally. These policies are reviewed annually and approved by relevant senior leaders. All Company employees are required to complete cybersecurity training annually, with quarterly "refreshers" throughout the year. An advanced phishing simulation program exists at the Company and all employees are tested at least monthly on their ability to identify phishing emails.

We invest in our cybersecurity defenses and have implemented multiple layers of protection against all known critical threats. We have high levels of compliance to protective controls on our technical estate, robust perimeter defenses, industry-leading filtering and analysis of web and email traffic, widespread multi-factor authentication, continuous training of our employees through educational material or simulation (e.g., phishing) and 24/7 monitoring of the IT estate. We have a robust and up-to-date Cyber Incident Response Plan ("CIRP") that is performed as a table-top exercise at least annually. A range of dashboards has been designed for use by the cybersecurity management team to monitor the day-to-day performance of the cybersecurity defenses and immediately remediate any sign of concern.

All third-party vendors utilized by GXO undergo a cybersecurity assessment at the time of engagement. This assessment scrutinizes the third party's cybersecurity maturity to ascertain the level of risk the third party may present to the systems and data of GXO and its customers. Additionally, these vendors' security maturity is constantly monitored via a third-party service.

Our Audit Committee and our Board of Directors actively participate in discussions with management and among themselves regarding cybersecurity risks. In addition, our Board receives regular cybersecurity reports, which include a review of key performance and risk indicators, test results and related remediation, and recent threats and how the Company is managing those threats.

Despite the continuous risk faced by the Company, we have suffered no incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition, nor have we had any widespread intrusion or incident. Notwithstanding the exhaustive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on our business, results of operations and financial condition. While GXO maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

Item 2. Properties.

Our corporate headquarters is located in Greenwich, Connecticut.

As of December 31, 2025, we operated 1,043 facilities, including our corporate and administrative offices. Of these, 479 facilities were owned or leased by our customers. Overall, we occupied approximately 221 million square feet across our locations.

Locations	Facilities				Square Footage			
	Leased Facilities	Owned Facilities	Customer Facilities[1]	Total	Leased Facilities	Owned Facilities	Customer Facilities[1]	Total
					(in millions)			
United Kingdom	191	3	189	383	22	1	38	61
United States	155	—	170	325	45	—	37	82
Europe [2]	180	—	102	282	42	—	30	72
Other [3]	35	—	18	53	4	—	2	6
Total	561	3	479	1,043	113	1	107	221

(1) Locations owned or leased by our customers.
(2) Europe exclusive of the United Kingdom.
(3) Locations are in Asia, Canada and Latin America.

Item 3. Legal Proceedings.

See Item 8 of Part II, "Financial Statements and Supplementary Data" — Note 18. "Commitments and Contingencies" to the Consolidated Financial Statements.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information and Dividends

Our common stock is traded on the New York Stock Exchange under the symbol "GXO." On February 20, 2026, there were approximately 58 record holders of our common stock.

We have never declared or paid cash dividends on our common stock. Any determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

Issuer Purchases of Equity Securities

On February 18, 2025, our Board of Directors approved the repurchase of up to $500 million of GXO's common stock (the "Repurchase Plan"). The Repurchase Plan allows shares of common stock to be repurchased from time to time in management's discretion, through various methods, including a 10b5-1 trading plan, open market purchases, privately negotiated transactions, or otherwise. The Repurchase Plan does not obligate us to repurchase any specific number of shares and may be suspended or discontinued at any time. As of December 31, 2025, $300 million remained available for repurchases under the plan. No shares were repurchased during the fourth quarter of 2025.

Stock Performance Graph

GXO became a standalone publicly traded company on August 2, 2021. The following graph sets forth the cumulative total stockholder return to GXO's stockholders for the period beginning August 2, 2021, through December 31, 2025, as well as the corresponding returns on the S&P 400 MidCap Index, the S&P 500 Technology Index and the S&P 500 Transportation Index.

The stock performance assumes $100.00 was invested on August 2, 2021, in our common stock, the S&P 400 MidCap Index, the S&P 500 Technology Index and the S&P 500 Transportation Index, including reinvestment of dividends through December 31, 2025.



	8/2/21	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
GXO	$ 100.00	$ 144.01	$ 67.69	$ 96.97	$ 68.97	$ 83.46
S&P 400 MidCap Index	100.00	105.57	90.28	103.33	115.93	122.78
S&P 500 Technology Index	100.00	113.85	80.94	126.59	171.76	211.80
S&P 500 Transportation Index	100.00	110.27	88.61	97.57	96.16	106.28

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report. This Form 10-K contains certain forward-looking statements that are intended to be covered by the safe harbors created by The Private Securities Litigation Reform Act of 1995. Please see "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Also, the following discussion and analysis of our financial condition and results of operations generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 financial condition and year-to-year comparisons between 2024 and 2023 are not included in this Annual Report and can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024.

Business Overview

GXO Logistics, Inc., together with its subsidiaries ("GXO," the "Company," "our" or "we"), is the largest pure-play contract logistics provider in the world and a foremost innovator in the industry. We provide our customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics and other supply chain services differentiated by our ability to deliver technology-enabled, customized solutions at scale. Our customers rely on us to move their goods with high efficiency through their supply chains — from the moment goods arrive at our warehouses through fulfillment and distribution, and the management of returned products. Our customer base includes many blue-chip leaders in sectors that demonstrate high growth and/or durable demand, with significant growth potential through customer outsourcing of logistics services.

We strive to provide all customers with consistent quality service and cutting-edge automation. We also collaborate with our largest customers on planning and forecasting and assist with network optimization, working with these customers to design or redesign their supply chains to meet specific goals, such as environmental, social and governance. Our multidisciplinary, consultative approach has led to many of our key customer relationships extending for years and expanding in scope.

The most dramatic growth in demand in recent years has been in e-commerce and related sectors, including omnichannel retail and other direct-to-consumer channels. We expect to attract new customers and expand the services we provide to existing customers through new projects; thus earning more of their logistics spending. We use technology to manage advanced automation, labor productivity, sustainability, safety and the complex flow of goods within sophisticated warehouse environments.

Our business model is asset-light and historically resilient in cycles, with high returns, strong free cash flow and visibility into revenue and earnings. The vast majority of our contracts with customers are long-term in nature, and our warehouse lease arrangements generally align with contract length. The Company has both fixed-price contracts (closed book or hybrid contracts) and cost-plus contracts (open book contracts). Most of our customer contracts contain both fixed and variable components. The fixed component is typically designed to cover warehouse, technology and equipment costs, while the variable component is determined based on expected volumes and associated labor costs. Under fixed-price contracts, the Company agrees to perform the specified work for a pre-determined price. To the extent the Company's actual costs vary from the estimates upon which the price was negotiated, the Company will generate more or less profit. Cost-plus contracts provide for the payment of allowable costs incurred during the performance of the contract plus a specified margin.

Acquisition

In April 2024, the Company completed the acquisition of Wincanton plc (now "Wincanton Limited"), a U.K. logistics provider specializing in both warehousing and transportation solutions ("the Wincanton Acquisition"). The Wincanton Acquisition was subject to review by the U.K. Competition and Markets Authority (the "CMA"). In June 2025, the CMA approved the Wincanton Acquisition, subject to the divestment of certain grocery contracts in the U.K. We expect to complete the Wincanton Divestment in 2026.

Due to the acquisition of Wincanton in 2024, comparisons in our results of operations between 2025 and 2024 are less meaningful. For additional information regarding our acquisitions, see Note 5. "Acquisition and Divestiture" to the Consolidated Financial Statements.

Results of Operations

			Year Ended December 31,			
(In millions, except percentages)		**2025**		**2024**	**$ Change**	**% Change**
Revenue	$	13,178	$	11,709	$ 1,469	13 %
Direct operating expense		11,190		9,853	1,337	14 %
Selling, general and administrative expense		1,106		1,061	45	4 %
Depreciation and amortization expense		457		415	42	10 %
Transaction and integration costs		54		76	(22)	(29)%
Restructuring costs and other		27		25	2	8 %
Regulatory matter and litigation expense		65		59	6	10 %
Net loss on divestiture of business		34		2	32	n/m
Operating income		245		218	27	12 %
Other income (expense), net		(8)		31	(39)	n/m
Interest expense, net		(133)		(103)	(30)	29 %
Income before income taxes		104		146	(42)	(29)%
Income tax expense		(68)		(8)	(60)	n/m
Net income	$	36	$	138	$ (102)	(74)%

n/m - not meaningful

Revenue for 2025 increased by 13%, or $1.5 billion, to $13.2 billion, up from $11.7 billion in 2024. The increase primarily reflects $655 million from the Wincanton Acquisition and growth in our business from new contract implementations and pricing. Favorable foreign currency movements increased revenue by $352 million in 2025.

Direct operating expense comprises both fixed and variable costs and include operating expenses related to our warehouse operations, including personnel costs, rent expenses, utility costs, equipment maintenance and repair costs, transportation costs, costs of materials and supplies, and information technology expenses. Direct operating expense for 2025 increased by 14%, or $1.3 billion, to $11.2 billion, up from $9.9 billion in 2024. The increase primarily reflects $595 million from the Wincanton Acquisition and higher personnel and temporary labor costs driven by business growth. As a percentage of revenue, direct operating expense was 84.9% in 2025 and 84.1% in 2024.

Selling, general and administrative expense ("SG&A") primarily consists of salary and benefit costs for executive and certain administrative functions, professional fees, bad-debt expense and legal costs. SG&A for 2025 increased by 4%, or $45 million, to $1,106 million, up from $1,061 million in 2024. The increase was primarily driven by the Wincanton Acquisition and higher personnel costs.

Depreciation and amortization expense for 2025 increased by $42 million, to $457 million, up from $415 million in 2024. Amortization expense totaled $119 million and $108 million in 2025 and 2024, respectively. Depreciation and amortization expense increased primarily due to the Wincanton Acquisition.

Transaction and integration costs totaled $54 million in 2025, compared with $76 million in 2024. Transaction and integration costs in 2025 primarily included $48 million related to the Wincanton Acquisition. Transaction and integration costs in 2024 primarily included $61 million related to the Wincanton Acquisition and $8 million for the PFSweb, Inc. integration.

We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. These costs are primarily related to severance, including projects to optimize human resources, finance and information technology activities, and are not associated with customer attrition. Restructuring costs and other were $27 million for 2025, compared with $25 million for 2024. Restructuring costs and other in 2025 consisted of severance paid to exiting individuals from the Company's leadership team and severance paid as part of an initiative to optimize corporate expenses. Restructuring costs and other for 2024 related to a restructuring plan designed to centralize certain finance, human resource and IT functions from regional teams.

Regulatory matter and litigation expense totaled $65 million in 2025, compared with $59 million in 2024. In 2025, we recorded $65 million of expense related to a regulatory matter regarding the deductibility of value-added tax payments we made to certain third-party service providers, which were challenged by the Italian authorities. In 2024, we recorded $59 million of litigation expense related to a settlement agreement with one of our customers.

Net loss on divestiture of business in 2025 and 2024 was $34 million and $2 million, respectively. In 2025, net loss on divestiture of business was primarily due to the write-down of certain grocery contract assets planned to be divested in 2026 as required under the CMA approval we received in 2025.

Other income (expense), net decreased from income to expense, primarily due to foreign currency loss on foreign currency contracts.

Other income (expense), net was as follows:

| (In millions, except percentages) | Year Ended December 31, | | | |
	2025	2024	$ Change	% Change
Net periodic pension income	$ 19	$ 21	$ (2)	(10)%
Foreign currency gain (loss):				
Realized loss on foreign currency contracts	(12)	(5)	(7)	n/m
Unrealized gain (loss) on foreign currency contracts	(7)	11	(18)	n/m
Foreign currency transaction and remeasurement loss, net of intercompany foreign currency contracts	(4)	(3)	(1)	33 %
Total foreign currency gain (loss)	(23)	3	(26)	n/m
Other	(4)	7	(11)	n/m
Other income (expense), net	$ (8)	$ 31	$ (39)	n/m

n/m - not meaningful

Interest expense, net increased due to the debt incurred for the Wincanton Acquisition. Interest expense, net was as follows:

(In millions, except percentages)	Year Ended December 31,			
	2025	2024	$ Change	% Change
Debt and capital leases	$ 175	$ 148	$ 27	18 %
Cross-currency swaps	(35)	(39)	4	(10)%
Interest income	(7)	(6)	(1)	17 %
Interest expense, net	$ 133	$ 103	$ 30	29 %

Income before income taxes for 2025 decreased by $42 million, to $104 million, compared with $146 million in 2024. The decrease was mainly driven by increased Other expense, net and Interest expense, net, partially offset by increased Operating income in 2025.

Income before income taxes for our domestic operations was $11 million for 2025, compared with an $88 million loss in 2024. In 2024, our transaction and integration costs were higher, and we reached a settlement agreement with one of our domestic customers, resulting in a $59 million expense.

Income before income taxes for our foreign operations was $93 million for 2025, compared with $234 million in 2024. In 2025, we incurred a $65 million expense related to the settlement of a foreign regulatory matter and recorded a $34 million loss primarily due to a write-down loss on the divestment of certain grocery contracts.

Income tax expense was $68 million in 2025, compared with $8 million in 2024. Our effective tax rate was 65.4% in 2025 and 5.6% in 2024. The change in the Company's effective tax rate was primarily driven by non-deductible regulatory matter and transaction costs in 2025 and the release of a valuation allowance in France in 2024.

The Organisation for Economic Co-operation and Development ("OECD") has introduced the Pillar Two Global Anti-Base Erosion rules ("Pillar Two"), which generally imposes a 15% global minimum tax on multinational companies. While the Company expects to meet transitional safe harbor requirements in most jurisdictions, there are a limited number of jurisdictions where the Company expects Pillar Two taxes to apply. The income tax provision for the year ended December 31, 2025, includes the effects of Pillar Two taxes. This did not have a material impact on our fiscal 2024 or 2025 tax provision, and the Company continues to monitor Pillar Two developments, including the impact of the Side-by-Side Package published by the OECD on January 5, 2026, as it relates to the interplay between the U.S. international tax system and Pillar Two for U.S. headquartered companies.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The legislation includes reinstatement of favorable tax treatment for certain business provisions, including 100% bonus depreciation for qualified property placed in service after January 19, 2025, immediate expensing of domestic research and experimental costs, and revisions to the business interest expense limitations. The impact of OBBBA was limited to our current and deferred provision and did not have a material impact on the Company's income tax expenses for the year ended December 31, 2025.

Liquidity and Capital Resources

Overview

Our ability to fund our operations and anticipated capital needs is reliant upon the generation of cash from operations, supplemented as necessary by periodic utilization of our revolving credit facility and factoring programs.

Our principal uses of cash in the future will be primarily to fund our operations, working capital needs, capital expenditures, repayment of borrowings and strategic business development transactions. The timing and magnitude of our new contract start-ups can vary and may positively or negatively impact our cash flows. We continually

evaluate our liquidity requirements and capital structure in light of our operating needs, growth initiatives and capital resources.

As of December 31, 2025, we held cash and cash equivalents of $854 million and restricted cash of $3 million, and we have $794 million of borrowing capacity available, net of letters of credit under our revolving credit facility.

On February 18, 2025, our board of directors authorized and announced the repurchase of up to $500 million (the "Repurchase Plan") of our common stock. The Repurchase Plan permits shares of common stock to be repurchased from time to time in management's discretion, through a variety of methods, including a 10b5-1 trading plan, open market purchases, privately negotiated transactions or otherwise. The timing and number of shares of common stock repurchased will depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. We expect to fund any remaining repurchases with existing cash on hand, borrowings on our revolving credit facility, and/or other financing sources. The Repurchase Plan does not obligate the Company to repurchase any specific number of shares of common stock and may be suspended or discontinued at any time. As of December 31, 2025, the remaining authorization under the Repurchase Plan was $300 million.

We believe that our cash and cash equivalents on hand, cash flows generated by our operations, borrowings available under our revolving credit facility, the use of our factoring programs, and refinancing options available to us in the capital markets, will provide sufficient liquidity to operate our business and meet our obligations for at least the next twelve months and for the foreseeable future thereafter.

For additional information regarding our cash requirements from contractual obligations, indebtedness and lease obligations, and legal matters, see "Contractual Obligations" below.

Capital Expenditures

Our future capital spending includes fulfillment costs and investments in technology and automation to improve the speed and accuracy of order fulfillment and the resiliency of our supply chains. The level and the timing of the Company's capital expenditures within these categories can vary as a result of a variety of factors outside our control, such as the timing of new contracts, availability of labor and materials and foreign currency fluctuations. We believe that we have significant discretion over the amount and timing of our capital expenditures as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events.

Financial Condition

The following table summarizes our asset and liability balances as of December 31, 2025 and 2024:

	December 31,			
(In millions, except percentages)	**2025**	**2024**	**$ Change**	**% Change**
Current assets	$ 3,288	$ 2,641	$ 647	24 %
Long-term assets	8,974	8,625	349	4 %
Current liabilities	3,875	3,189	686	22 %
Long-term liabilities	5,372	5,042	330	7 %

Current assets increased mainly due to higher cash balances from the issuance of long-term debt and increased accounts receivable, net of factoring. Current liabilities increased primarily due to accrued expenses and the current portion of our long-term debt. Additionally, both assets and liabilities increased due to foreign currency translation, specifically the strengthening of the British pound sterling and the Euro against the U.S. dollar compared to December 31, 2024.

Cash Flow Activity

Our cash flows from operating, investing and financing activities, as reflected in our Consolidated Statements of Cash Flows, were summarized as follows:

	Year Ended December 31,			
(In millions, except percentages)	2025	2024	$ Change	% Change
Net cash provided by operating activities	$ 434	$ 549	$ (115)	(21)%
Net cash used in investing activities	(196)	(1,157)	961	(83)%
Net cash provided by financing activities	111	636	(525)	(83)%
Effect of exchange rates on cash and cash equivalents	23	(13)	36	n/m
Net increase in cash, restricted cash and cash equivalents	$ 372	$ 15	$ 357	n/m

n/m - not meaningful

Operating Activities

Cash flows from operating activities decreased by $115 million in 2025 compared to 2024. The decrease was due to lower net income adjusted for the net effect of non-cash items and increased working capital consumption in 2025.

Investing Activities

Investing activities used $196 million of cash in 2025 compared with $1.2 billion in 2024. In 2025, we used $324 million to purchase property and equipment, paid $24 million to settle net investment hedges, and received $149 million from the sale of property and equipment. In 2024, we used $863 million, net of cash received, to fund the Wincanton Acquisition, used $359 million to purchase property and equipment, received $61 million from the sale of property and equipment, and received $4 million from the settlement of net investment hedges.

Financing Activities

Financing activities generated $111 million of cash in 2025 compared with $636 million in 2024. In 2025, we received $577 million in proceeds from the issuance of long-term debt, used $200 million to repurchase shares of our common stock under the stock repurchase plan, used $180 million to repay debt, used $50 million to repay finance lease obligations, used $25 million to repay revolving credit facilities, used $9 million to pay employee taxes on net settlement of equity awards, and used $2 million to pay debt issuance costs. In 2024, we received $1.1 billion in proceeds from the issuance of long-term debt, used $286 million to repay debt, used $122 million to repay revolving credit facilities, used $45 million to repay finance lease obligations, used $9 million to pay debt issuance costs, and used $8 million to pay employee taxes on net settlement of equity awards.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

As of December 31, 2025, our outstanding obligations included $2.8 billion in operating leases, $326 million in finance leases, and $2.8 billion in long-term debt, including the current portion. In addition, we have obligations under agreements to purchase goods or services entered into during the ordinary course of business, which are enforceable and legally binding.

For additional information regarding our cash requirements for operating and finance leases, indebtedness, and commitments and contingencies, see Note 9. "Leases," Note 10. "Debt and Financing Arrangements," and Note 18. "Commitments and Contingencies" to the Consolidated Financial Statements.

Guaranteed Securities: Summarized Financial Information

The following information is provided to comply with Rule 13-01 of Regulation S-X under the Securities Exchange Act of 1934, as amended for the €500 million 3.750% notes due 2030 issued by GXO Logistics Capital B.V. ("GXO Capital"), a subsidiary of the Company incorporated under the laws of the Netherlands. GXO Capital was incorporated on October 15, 2025.

The €500 million 3.750% notes due 2030 are fully and unconditionally guaranteed on an unsecured and unsubordinated basis by GXO Logistics, Inc. ("GXO"). The €500 million 3.750% notes due 2030 are not guaranteed by any of GXO's or GXO Capital's subsidiaries (all GXO subsidiaries other than GXO Capital are referred to herein as "non-guarantor subsidiaries"). Holders of the €500 million 3.750% notes due 2030 will have a direct claim only against GXO Capital, as issuer, and GXO, as guarantor.

The following tables set forth the summarized financial information as of and for the years ended December 31, 2025 and 2024 of GXO, and as of and for the period ended December 31, 2025, of GXO Capital, on a standalone basis, which does not include the consolidated impact of the assets, liabilities, and financial results of their subsidiaries except as noted on the tables below, nor does it include any impact of intercompany eliminations as there were no intercompany transactions between GXO and GXO Capital. This summarized financial information is not intended to present the financial position or results of operations of GXO or GXO Capital in accordance with U.S. generally accepted accounting principles ("GAAP").

For additional information, see "Note 10. Debt and Financing Arrangements" to the Consolidated Financial Statements.

GXO

Summarized Results of Operations

Standalone and Unconsolidated (Unaudited)

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenue	$ —	$ —
Costs and expenses	32	53
Operating loss	(32)	(53)
Dividend income and other income from non-guarantor subsidiaries	133	137
Other income (expense), net	(15)	4
Interest expense, net	(94)	(72)
Income tax benefit	21	13
Net income attributable to GXO standalone	$ 13	$ 29

GXO

Summarized Assets and Liabilities

Standalone and Unconsolidated (Unaudited)

(In millions)	December 31,			
	2025		**2024**	
Current assets	$	519	$	107
Investments in non-guarantor subsidiaries		2,361		3,819
Notes receivable from non-guarantor subsidiaries		860		1
Other noncurrent assets		81		56
Total assets	$	3,821	$	3,983
Accounts payable to non-guarantor subsidiaries	$	384	$	268
Current debt		400		50
Other current liabilities		93		59
Long-term debt		1,758		2,278
Notes payable to non-guarantor subsidiaries		210		127
Other noncurrent liabilities		167		5
Total liabilities	$	3,012	$	2,787

GXO Capital

Summarized Results of Operations

Standalone and Unconsolidated (Unaudited)

(In millions)	Year Ended December 31, 2025	
Revenue	$	—
Costs and expenses		—
Operating income		—
Interest expense, net		(2)
Income tax (expense) benefit		—
Loss attributable to GXO Capital standalone	$	(2)

GXO Capital

Summarized Assets and Liabilities

Standalone and Unconsolidated (Unaudited)

(In millions)		December 31, 2025
Current assets	$	3
Investments in non-guarantor subsidiaries		2,350
Other noncurrent assets		1
Total assets	$	2,354
Current liabilities	$	6
Long-term debt		580
Total liabilities	$	586

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in accordance with GAAP. We make assumptions, estimates and judgments that affect our reported amounts of assets, liabilities, revenues, expenses, gains and losses. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. We have identified the following accounting policies to be the most critical as they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application.

Business Combinations

We record tangible and intangible assets acquired and liabilities assumed in business combinations under the purchase method of accounting. We allocate the fair value of purchase consideration to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is allocated to goodwill.

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets. Significant assumptions utilized in the allocation of the purchase price related to intangible assets include future expected cash flows from acquired intangibles and discount rates.

Our estimates of fair value are based upon reasonable assumptions but are inherently uncertain and unpredictable, and as a result, actual results may differ from these estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. For additional information, see Note 5. "Acquisition and Divestiture" to the Consolidated Financial Statements.

Evaluation of Goodwill

We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Goodwill is tested at the reporting unit level, which is an operating segment or one level below, on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not

reduce the fair value of a reporting unit below its carrying value. We have three reporting units: i) Americas and Asia-Pacific, ii) United Kingdom and Ireland and iii) Continental Europe.

For each reporting unit, we first assess qualitative factors that are specific to the reporting unit as well as industry and macroeconomic factors to determine whether it is necessary to perform a quantitative goodwill impairment test. The qualitative factors could include a significant change in the business climate, legal factors, operating performance indicators, competition or the sale or disposition of a significant portion of a reporting unit. If the qualitative assessment indicates that it is more likely than not that an impairment exists, then a quantitative assessment is performed.

A quantitative goodwill impairment test, when performed, includes estimating the fair value of a reporting unit using the income and/or market approach. The income approach of determining fair value is based on the present value of estimated future cash flows, which requires us to make various assumptions, including assumptions about the timing and amount of future cash flows, growth rates and discount rates. The discount rates reflect management's judgment and are based on a risk-adjusted weighted-average cost of capital utilizing industry market data of businesses similar to the reporting units. Inherent in our preparation of cash flow projections are assumptions and estimates derived from a review of our operating results, business plans, expected growth rates, cost of capital and tax rates. Our forecasts also reflect expectations concerning future economic conditions, interest rates and other market data. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe using these valuation techniques yields the most appropriate evidence of the reporting unit's fair value.

Many of the factors used in assessing fair value are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit and therefore could affect the likelihood and amount of any potential impairment.

Employee Benefit Plans

We sponsor various retirement plans, with the most significant plans held in the U.K. (the "U.K. Retirement Plans"). Assumptions used in the accounting for these employee benefit plans include the discount rate and expected return on plan assets. Assumptions are determined based on company data and appropriate market indicators and are evaluated each year at December 31. The December 31, 2025 pension funded status and 2026 expense are affected by year-end 2025 assumptions. A change in any of these assumptions would have an effect on the net periodic pension cost reported in the Consolidated Financial Statements.

Sensitivity Analysis. The discount rate is determined based on the yield on a portfolio of high-quality bonds, constructed to provide cash flows necessary to meet our pension plans' expected future benefit payments, as determined for the accumulated benefit obligation. A 50-basis-point decrease in the discount rate of the U.K. Retirement Plans would have resulted in an estimated increase in the accumulated benefit obligation of approximately $94 million in 2025. The expected return on plan assets assumption is derived from the current and expected asset allocation of the pension plan assets, and it considers historical and expected returns for various classes of plan assets. An increase or decrease of 50 basis points in the expected return on plan assets for the U.K. Retirement Plans would have decreased or increased our net periodic pension cost by approximately $9 million in 2026. For additional information, see Note 15. "Employee Benefit Plans" to the Consolidated Financial Statements.

New Accounting Standards

Information related to new accounting standards is included in Note 2. "Basis of Presentation and Significant Accounting Policies" to the Consolidated Financial Statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in such forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2025, our long-term debt included $2.5 billion in fixed-rate notes and $275 million in a Secured Overnight Financing Rate (SOFR)-based variable-rate term loan, excluding finance leases and other debt. A hypothetical 1% increase in SOFR as of December 31, 2025, would have increased our interest expense by approximately $3 million.

Foreign Currency Exchange Rate Risk

A significant proportion of our net assets and income is in non-USD currencies. These are mainly the British pound sterling ("GBP") and the Euro ("EUR"). We are exposed to currency risk from changes in the value of these currencies. Our foreign currency-denominated assets, liabilities, and cash flows are affected by such changes. If the EUR or GBP depreciates against the USD, it could adversely impact our financial results.

We entered into cross-currency swap agreements to manage our foreign currency exchange risk by effectively converting a portion of the fixed-rate USD-denominated debt, including interest payments, into fixed-rate EUR-denominated debt and a portion of the floating-rate USD-denominated loan, including interest payments, into floating-rate EUR-denominated debt.

We use foreign currency options contracts to mitigate the risk of a reduction in the value of earnings from our operations that use the EUR or GBP as their functional currency.

As of December 31, 2025, a uniform 10% strengthening in the USD relative to the EUR and GBP would have decreased our net assets by $29 million and $96 million, respectively, net of foreign currency hedging. These theoretical calculations assume an instantaneous, parallel shift in the GBP and EUR rates.

See Note 11. "Fair Value Measurements and Financial Instruments" to the Consolidated Financial Statements for additional information.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
GXO Logistics, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of GXO Logistics, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over revenue from contracts with customers

As discussed in Notes 2 and 3 to the consolidated financial statements, revenue is recognized over the period in which services are provided under the terms of the Company's contractual relationship with its customers. For the year ended December 31, 2025, the Company reported $13.2 billion of revenue.

We identified the evaluation of the sufficiency of audit evidence over revenue from contracts with customers (revenue) as a critical audit matter. Subjective auditor judgment and IT professionals with specialized skills and knowledge were required to evaluate the sufficiency of audit evidence obtained over revenue due to the number and dispersion of warehouse management and other IT systems used in the processing and recording of revenue.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the processing and recording of revenue. We evaluated the design and tested the operating effectiveness of certain internal controls related to the processing and recording of revenue, including manual controls related to the examination of revenue contracts and detection of revenues recorded outside of expectations. We involved IT professionals with specialized skills and knowledge to test certain manual and automated controls, including general IT controls, over multiple relevant IT systems and information used in internal control. We compared certain revenue activity recorded during the year to cash received, adjusted for reconciling items. We evaluated the relevance and reliability of certain reconciling items to underlying documentation, including the changes in accounts receivable and deferred revenue. We examined a selection of revenue contracts and transactions to assess that revenue was recorded in accordance with the Company's accounting policy. Additionally, for a sample of accrued revenue at year-end, we confirmed with the Company's customers the amount of revenue billed subsequent to year-end and compared the result to the Company's accounting records. We evaluated the

sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.
New York, New York
February 25, 2026

GXO Logistics, Inc.
Consolidated Statements of Operations

		Year Ended December 31,				
(Dollars in millions, shares in thousands, except per share amounts)		**2025**		**2024**		**2023**
Revenue	$	13,178	$	11,709	$	9,778
Direct operating expense		11,190		9,853		8,035
Selling, general and administrative expense		1,106		1,061		998
Depreciation and amortization expense		457		415		361
Transaction and integration costs		54		76		34
Restructuring costs and other		27		25		25
Regulatory matter and litigation expense		65		59		—
Net loss on divestiture of business		34		2		7
Operating income		245		218		318
Other income (expense), net		(8)		31		1
Interest expense, net		(133)		(103)		(53)
Income before income taxes		104		146		266
Income tax expense		(68)		(8)		(33)
Net income		36		138		233
Net income attributable to Noncontrolling Interests ("NCI")		(4)		(4)		(4)
Net income attributable to GXO	$	32	$	134	$	229
Earnings per share						
Basic	$	0.28	$	1.12	$	1.93
Diluted	$	0.28	$	1.12	$	1.92
Weighted-average shares outstanding used in computation of earnings per share						
Basic		115,677		119,413		118,908
Diluted		116,303		119,798		119,490

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Statements of Comprehensive Income

(In millions)	Year Ended December 31, 2025		2024		2023	
Net income	$	36	$	138	$	233
Other comprehensive income (loss), net of tax						
Foreign currency translation adjustments		147		(34)		19
Cash flow hedges		(3)		(1)		(2)
Fair value hedges		(1)		—		—
Pension plans		(31)		(42)		(1)
Other comprehensive income (loss), net of tax		112		(77)		16
Comprehensive income, net of tax		148		61		249
Less: Comprehensive income attributable to NCI		4		1		5
Comprehensive income attributable to GXO	$	144	$	60	$	244

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Balance Sheets

(Dollars in millions, shares in thousands, except per share amounts)	December 31,	
	2025	2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 854	$ 413
Accounts receivable, net of allowance of $15 and $15	2,028	1,799
Other current assets	406	429
Total current assets	3,288	2,641
Long-term assets		
Property and equipment, net of accumulated depreciation of $2,126 and $1,732	1,151	1,160
Operating lease assets	2,563	2,329
Goodwill	3,781	3,549
Intangible assets, net of accumulated amortization of $781 and $618	909	986
Other long-term assets	570	601
Total long-term assets	8,974	8,625
Total assets	$ 12,262	$ 11,266
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 758	$ 776
Accrued expenses	1,492	1,271
Current debt	446	110
Current operating lease liabilities	745	647
Other current liabilities	434	385
Total current liabilities	3,875	3,189
Long-term liabilities		
Long-term debt	2,619	2,521
Long-term operating lease liabilities	2,044	1,898
Other long-term liabilities	709	623
Total long-term liabilities	5,372	5,042
Commitments and Contingencies (Note 18)		
Stockholders' Equity		
Common Stock, $0.01 par value per share; 300,000 shares authorized, 119,868 and 119,496 shares issued and 114,512 and 119,496 shares outstanding, respectively	1	1
Treasury stock, at cost; 5,356 and 0 shares, respectively	(202)	—
Preferred Stock, $0.01 par value per share; 10,000 shares authorized, 0 issued and outstanding	—	—
Additional Paid-In Capital ("APIC")	2,667	2,629
Retained earnings	718	686
Accumulated Other Comprehensive Income (Loss) ("AOCIL")	(201)	(313)
Total stockholders' equity before NCI	2,983	3,003
NCI	32	32
Total equity	3,015	3,035
Total liabilities and equity	$ 12,262	$ 11,266

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Statements of Cash Flows

		Year Ended December 31,				
(In millions)		2025		2024		2023
Cash flows from operating activities:						
Net income	$	36	$	138	$	233
Adjustments to reconcile net income to net cash provided by operating activities						
Depreciation and amortization expense		457		415		361
Goodwill and intangibles write-down loss held for sale		25		—		—
Stock-based compensation expense		47		39		35
Deferred tax benefit		(29)		(38)		(41)
Other		10		1		23
Changes in operating assets and liabilities						
Accounts receivable		(88)		118		(17)
Other assets		21		(54)		28
Accounts payable		(61)		23		(3)
Accrued expenses and other liabilities		16		(93)		(61)
Net cash provided by operating activities		434		549		558
Cash flows from investing activities:						
Capital expenditures		(324)		(359)		(274)
Proceeds from sale of property and equipment		149		61		18
Acquisition of business, net of cash acquired		—		(863)		(149)
Net investment hedges settlement		(24)		4		(3)
Other		3		—		(2)
Net cash used in investing activities		(196)		(1,157)		(410)
Cash flows from financing activities:						
Common stock repurchased		(200)		—		—
Proceeds from long-term debt, net of issuance discount		577		1,096		—
Payments for debt issue costs		(2)		(9)		—
Net borrowings under revolving credit facilities		(25)		(122)		(18)
Repayments of debt		(180)		(286)		(122)
Repayments of finance lease obligations		(50)		(45)		(29)
Taxes paid related to net share settlement of equity awards		(9)		(8)		(12)
Other		—		10		(5)
Net cash provided by (used in) financing activities		111		636		(186)
Effect of exchange rates on cash and cash equivalents		23		(13)		13
Net increase (decrease) in cash, restricted cash and cash equivalents		372		15		(25)
Cash, restricted cash and cash equivalents, beginning of year		485		470		495
Cash, restricted cash and cash equivalents, end of year	$	857	$	485	$	470
Reconciliation of cash, restricted cash and cash equivalents						
Cash and cash equivalents	$	854	$	413	$	468
Restricted Cash (included in Other current assets)		2		—		—
Restricted cash (included in Other long-term assets)		1		72		2
Total cash, restricted cash and cash equivalents	$	857	$	485	$	470

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Statements of Cash Flows

(In millions)	Year Ended December 31,					
	2025		**2024**		**2023**	
Supplemental cash flow information:						
Cash paid for interest, net	$	128	$	97	$	57
Cash paid for income taxes, net		59		43		84
Noncash financing activities:						
Excise tax liability related to stock repurchases		2		—		—

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Consolidated Statements of Changes in Equity

(Shares in thousands, dollars in millions)	Common Stock Shares	Amount	Treasury stock	APIC	Retained Earnings	AOCIL	Equity Before NCI	NCI	Total Equity
December 31, 2022	118,728	$ 1	$ —	$ 2,575	$ 323	$ (254)	$ 2,645	$ 33	$ 2,678
Net income	—	—	—	—	229	—	229	4	233
Other comprehensive income	—	—	—	—	—	15	15	1	16
Stock-based compensation	—	—	—	35	—	—	35	—	35
Vesting of stock compensation awards	555	—	—	—	—	—	—	—	—
Tax withholding on vesting of stock compensation awards	(226)	—	—	(12)	—	—	(12)	—	(12)
Dividends to NCI	—	—	—	—	—	—	—	(4)	(4)
December 31, 2023	119,057	$ 1	$ —	$ 2,598	$ 552	$ (239)	$ 2,912	$ 34	$ 2,946
Net income	—	—	—	—	134	—	134	4	138
Other comprehensive loss	—	—	—	—	—	(74)	(74)	(3)	(77)
Stock-based compensation	—	—	—	39	—	—	39	—	39
Vesting of stock compensation awards	607	—	—	—	—	—	—	—	—
Tax withholding on vesting of stock compensation awards	(168)	—	—	(8)	—	—	(8)	—	(8)
Dividends to NCI	—	—	—	—	—	—	—	(3)	(3)
December 31, 2024	119,496	$ 1	$ —	$ 2,629	$ 686	$ (313)	$ 3,003	$ 32	$ 3,035
Net income (loss)	—	—	—	—	32	—	32	4	36
Other comprehensive income	—	—	—	—	—	112	112	—	112
Stock-based compensation	—	—	—	47	—	—	47	—	47
Vesting of stock compensation awards	587	—	—	—	—	—	—	—	—
Tax withholding on vesting of stock-based compensation awards	(215)	—	—	(9)	—	—	(9)	—	(9)
Common stock repurchased	(5,356)	—	(202)	—	—	—	(202)	—	(202)
Dividends to NCI	—	—	—	—	—	—	—	(4)	(4)
December 31, 2025	114,512	$ 1	$ (202)	$ 2,667	$ 718	$ (201)	$ 2,983	$ 32	$ 3,015

See accompanying Notes to the Consolidated Financial Statements.

GXO Logistics, Inc.
Notes to Consolidated Financial Statements

1. Organization

Nature of Operations

GXO Logistics, Inc., together with its subsidiaries ("GXO" or the "Company"), is the largest pure-play contract logistics provider in the world. The Company provides its customers with high-value-added warehousing and distribution, order fulfillment, e-commerce, reverse logistics, and other supply chain services differentiated by its ability to deliver technology-enabled, customized solutions at scale. GXO serves a broad range of customers across various industries, such as e-commerce, omnichannel retail, technology and consumer electronics, food and beverage, industrial and manufacturing, and consumer packaged goods, among others. The Company presents its operations in the Consolidated Financial Statements as one reportable segment.

The Company became a standalone publicly traded company on August 2, 2021, when XPO, Inc. spun off the Company to GXO's stockholders and GXO's common stock, par value of $0.01 per share, began trading independently on the New York Stock Exchange under the ticker symbol "GXO". GXO was incorporated as a Delaware corporation in February 2021.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The Company's Consolidated Financial Statements include the accounts of GXO Logistics, Inc. and its majority-owned subsidiaries and variable interest entities where the Company is the primary beneficiary. The Company has eliminated intercompany accounts and transactions. Certain amounts reported for prior years have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the use of estimates, judgments and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying notes. The Company bases its estimates and judgments on historical information and on various other assumptions that it believes are reasonable under the circumstances. GAAP requires the Company to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, income taxes, loss contingencies, defined benefit plans, valuation of long-lived assets including goodwill and intangible assets and their associated estimated useful lives, collectability of accounts receivable and the fair value of financial instruments. Actual results may vary from those estimates.

Significant Accounting Policies

Cash, Restricted Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. Restricted cash relates to deposits in connection with the ordinary conduct of

business. Restricted cash is recorded in Other current assets and Other long-term assets on the Consolidated Balance Sheets.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents the Company's unconditional right to receive consideration from its customers. The Company records accounts receivable at the contractual amount and records an allowance for doubtful accounts for the amount it estimates it may not collect. In determining the allowance for doubtful accounts, the Company considers historical collection experience, the age of the accounts receivable balances, the credit quality and risk of its customers, any specific customer collection issues, current economic conditions and other factors that may impact its customers' ability to pay. The Company writes off accounts receivable balances once the receivables are no longer deemed collectible.

The roll forward of the allowance for doubtful accounts was as follows:

	Year Ended December 31,		
(In millions)	**2025**	**2024**	**2023**
Beginning balance	$ 15	$ 11	$ 12
Provisions charged to expense	5	16	10
Write-offs, less recoveries, and foreign exchange translation	(5)	(12)	(11)
Ending balance	$ 15	$ 15	$ 11

Property and Equipment

Property and equipment, which includes assets recorded under finance leases, are stated at cost less accumulated depreciation or, in the case of property and equipment acquired in a business combination, at fair value at the date of acquisition. Maintenance and repair expenditures are charged to expenses as incurred.

For internally developed computer software, all costs incurred during the planning and evaluation stages are expensed as incurred. Software development costs are capitalized once the preliminary project stage is complete, and it is probable that the project will be completed and the software will be used to perform the intended function.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets or the remaining lease term, whichever is shorter. Land and assets held within construction in progress are not depreciated.

The estimated useful lives of property and equipment are described below:

	Estimated Useful Life
Buildings	40 years
Leasehold improvements	Shorter of useful life or term of lease
Warehouse equipment, fleet and other	3 to 15 years
Technology and automated systems	3 to 15 years
Computer equipment	1 to 5 years
Internal-use software	1 to 5 years

Leases

The Company has entered into noncancelable operating and finance leases primarily for real estate and warehouse equipment. The Company determines whether an arrangement is a lease at inception and, if so, whether that lease meets the classification criteria for a finance or an operating lease at the commencement date.

For leases with terms greater than 12 months, the Company recognizes lease assets and lease liabilities at lease commencement based on the present value of lease payments over the lease term. For most of the Company's leases, the implicit rate cannot be readily determined and, as a result, the Company uses the incremental borrowing rates at the commencement date to determine the present value of future lease payments.

For leases that include fixed rental payments for both the use of the asset ("lease costs") as well as for other occupancy or service costs relating to the asset ("non-lease costs"), the Company generally includes both the lease costs and non-lease costs as a single lease component in the measurement of the lease asset and lease liability. Certain lease agreements include rental payments based on changes in the consumer price index ("CPI") or fair market value. Lease liabilities are not remeasured due to changes in the CPI or fair market value; instead, such changes are treated as variable costs and are excluded from the measurement of the right-of-use asset and lease liability. These payments are recognized in the period in which the related obligation is incurred.

Lease agreements may include rent escalation clauses, renewal or termination options, rent holidays, and certain landlord incentives, such as tenant improvement allowances. Lease expense is recognized on a straight-line basis over the noncancelable lease term and renewal periods that are considered reasonably certain. Incentives received from a landlord are included as a reduction to the lease asset and are included within operating activities on the Consolidated Statement of Cash Flows.

Goodwill and Intangible Assets

The Company records goodwill as the excess of the consideration transferred over the fair value of net assets acquired in business combinations. Goodwill is tested for impairment at the reporting unit level, which is an operating segment, or one level below. The Company has three reporting units: i) Americas and Asia-Pacific, ii) United Kingdom and Ireland and iii) Continental Europe. The Company measures goodwill impairment, if any, as the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill.

The Company performed its annual goodwill impairment test on November 1. The review of goodwill impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step quantitative impairment test. In performing the qualitative assessment, the Company considers many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in the Company's stock price, market capitalization of the Company and macroeconomic conditions. If, based on the results of the qualitative assessment, it is concluded that it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, additional quantitative impairment testing is performed. The quantitative test requires that the carrying value of each reporting unit be compared with its estimated fair value. If the carrying value of a reporting unit is greater than its fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill). The Company uses the income approach and/or a market-based approach to determine the reporting units' fair values. The determination of discounted cash flows used in the income approach requires significant estimates and assumptions. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

The Company's intangible assets consist of customer relationships, trade names, trademarks, and developed technology which are amortized on a straight-line basis or over the period the economic benefits are expected to be realized. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Impairment of Long-lived Assets

The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If an impairment indicator is present, the Company evaluates recoverability by comparing the carrying amount of the asset group to the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group. If the assets are impaired, an impairment loss is measured as the amount by which the carrying amount of the asset group

exceeds the fair value of the asset. The Company estimates fair value using the expected future cash flows discounted at a rate consistent with the risks associated with the recovery of the asset.

For assets held for sale, to the extent the carrying amount is greater than the asset's fair value less costs to sell, an impairment loss is recognized for the difference.

Revenue Recognition

The Company generates revenue by providing logistics services for its customers, including warehousing and distribution, order fulfillment, reverse logistics, packaging and labeling, factory and aftermarket support and inventory management ranging from a few months to a few years. Generally, the Company's contracts provide the customer an integrated service that includes two or more services, including but not limited to facility and equipment costs, construction, repair and maintenance services and labor. For these contracts, the Company does not consider the services to be distinct within the context of the contract when the separate scopes of work combine into a single commercial objective or capability for the customer. Accordingly, the Company generally identifies one performance obligation in its contracts, which is a series of distinct services that remain substantially the same over time and possess the same pattern of transfer.

Revenue is recognized using the series guidance over the period in which services are provided under the terms of the Company's contractual relationships with its customers. The transaction price is based on the amount specified in the contract with the customer and contains fixed and variable consideration. In general, the fixed consideration in a contract represents reimbursement for warehouse, technology and equipment costs incurred to satisfy the performance obligation and is recognized on a straight-line basis over the term of the contract. The variable consideration is comprised of cost reimbursement based on the costs incurred, per-unit pricing is determined based on units provided and time and materials pricing is based on the hours of services provided. The variable consideration component is recognized over time based on the level of activity. Generally, pricing can be adjusted based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. Revenue relating to these pricing adjustments is estimated and included in the consideration if it is probable that a significant revenue reversal will not occur in the future. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.

Contract Assets and Liabilities

Contract assets consist of two components: customer acquisition costs and costs to fulfill a contract. The Company capitalizes direct and incremental costs incurred to obtain and to fulfill a contract in advance of revenue recognition, such as certain labor, third-party service and related product costs. These costs are recognized as an asset if the Company expects to recover them. Contract assets are recognized consistent with the transfer of the underlying performance obligations to the customer based on the specific contracts to which they relate. Contract assets are amortized to Direct operating expense in the Consolidated Statements of Operations over the contract term.

Contract liabilities represent the Company's obligation to transfer services to a customer for which the Company has received consideration or the amount that is due from the customer.

Derivative Instruments

The Company records all its derivative financial instruments on the Consolidated Balance Sheets as assets or liabilities measured at fair value. For derivatives designated as a hedge, and effective as part of a hedge transaction, the effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income or as a basis adjustment to the underlying hedged item and reclassified to earnings in the year in which the hedged item affects earnings. The effective portion of the gain or loss on hedges of foreign net investments is generally not reclassified to earnings unless the net investment is disposed. To the extent derivatives

do not qualify or are not designated as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject the Company to increased earnings volatility.

Stock-Based Compensation

The Company accounts for stock-based compensation based on the equity instrument's grant date fair value. Stock compensation expense is recognized over the requisite service period of the award, based on the grant date fair value, which is generally the vesting term. For grants of stock options, the Company determines the fair value based on the Black-Scholes option-pricing model. For grants of restricted stock units ("RSU") subject to service-based vesting conditions, the Company establishes the fair value based on the market price on the date of the grant. For grants of awards subject to both market-based and performance-based vesting conditions ("PSU"), the Company determines the fair value based on a Monte Carlo simulation model. The Company accounts for forfeitures as they occur.

Earnings per Share

Basic earnings per share ("EPS") is based upon net earnings available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive stock awards that were outstanding. The computation of diluted earnings per share excludes the effect of the potential exercise of stock-based awards when the effect of the potential exercise would be anti-dilutive. Anti-dilutive shares were immaterial for the years ended December 31, 2025, 2024 and 2023.

Defined Benefit Plans

The Company calculates its employer-sponsored retirement plan obligations using various actuarial assumptions and methodologies. Assumptions include discount rates, expected long-term rate of return on plan assets, mortality rates and other factors. The assumptions used in recording the projected benefit obligation and fair value of plan assets represent the Company's best estimates based on available information regarding historical experience and factors that may cause future expectations to differ. The Company's obligation and future expense amounts could be materially impacted by differences in experience or changes in assumptions.

The Company determines the net periodic benefit cost of the plans using assumptions regarding the projected benefit obligation and the fair value of the plan assets as of the beginning of the year. Net periodic benefit cost is recorded in Other income, net in the Consolidated Statement of Operations. The Company calculates the funded status of the defined benefit plan as the difference between the projected benefit obligation and the fair value of the plan assets.

The impact of plan amendments, actuarial gains and losses and prior-service costs are recorded in AOCIL and are generally amortized as a component of net periodic benefit cost over the remaining service period of the active employees covered by the defined benefit pension plans. Cumulative gains and losses over 10% of the greater of the beginning of year benefit obligation or fair value of the plan assets are amortized over the expected average life expectancy.

Income Taxes

The Company accounts for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which the Company recognizes the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Consolidated Financial Statements or tax returns. The calculation of the annual effective tax rate relies on several factors including pre-tax earnings, various jurisdiction statutory tax rates, tax credits, uncertain tax positions, valuation allowances and differences between tax laws and accounting laws. The effective tax rate in any financial statement period may be materially impacted by changes in the blend and/or level of earnings by individual taxing jurisdictions.

If the Company considers that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, presuming an examination by a taxing authority with full knowledge of all relevant information, the Company recognizes all or a portion of the benefit. Valuation allowances are established when it is more likely than not that the Company's deferred tax assets will not be realized based on all available evidence.

The Company uses judgments and estimates in evaluating its tax positions. The Company's tax returns are subject to examination by U.S. Federal, state and local and foreign taxing jurisdictions. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years. The Company recognizes tax benefits from uncertain tax positions only if based on the technical merits of the position it is more likely than not that the tax positions will be sustained upon audit. The Company adjusts these tax liabilities, including related interest and penalties, based on the current facts and circumstances. The Company reports tax-related interest and penalties as a component of income tax expense.

Foreign Currency Translation and Transactions

The assets and liabilities of the Company's foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars ("USD") using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in AOCIL in the Consolidated Balance Sheets. The Company converts foreign currency transactions recognized in the Consolidated Statements of Operations to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other income, net in the Consolidated Statements of Operations.

Adoption of New Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which provides for expanded disclosures primarily related to income taxes paid and the rate reconciliation. The amendments are effective prospectively for annual periods beginning after December 15, 2024. The ASU 2023-09 did not have a material impact on the Company's results of operations, financial position or cash flows, other than additional disclosure requirements. The Company has retrospectively adopted and presented comparative periods in conformity with the new standard. See Note 17. "Income Taxes."

Accounting Pronouncements Issued But Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This standard requires all public companies to disclose more detailed information about certain costs and expenses in the notes to the financial statements at interim and annual reporting periods. This standard is effective for annual reporting periods beginning after December 15, 2026, with early adoption permitted. The Company does not expect this standard to have a material impact on its results of operations, financial position or cash flows, and is currently evaluating the impact of adopting this standard on its disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles- Goodwill and Other- Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this Update remove all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when certain capitalization criteria are met. The ASU also supersedes guidance on website development costs. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company is currently evaluating the impact of this standard on its results of operations, financial position or cash flows, and the impact of adopting this standard on its disclosures.

3. Revenue Recognition

Revenue disaggregated by geographical area was as follows:

	Year Ended December 31,		
(In millions)	**2025**	**2024**	**2023**
United Kingdom	$ 6,296	$ 5,248	$ 3,664
United States	3,158	3,087	2,909
Netherlands	1,035	922	831
France	822	809	830
Spain	651	571	529
Italy	405	391	382
Other	811	681	633
Total	$ 13,178	$ 11,709	$ 9,778

The Company's revenue can also be disaggregated by various verticals, reflecting the customers' principal industry. Revenue disaggregated by industry was as follows:

	Year Ended December 31,		
(In millions)	**2025**	**2024**	**2023**
Omnichannel retail	$ 6,406	$ 5,360	$ 4,100
Technology and consumer electronics	1,644	1,541	1,467
Industrial and manufacturing	1,529	1,339	1,078
Food and beverage	1,381	1,331	1,331
Consumer packaged goods	1,258	1,259	1,027
Other	960	879	775
Total	$ 13,178	$ 11,709	$ 9,778

Contract Balances

The contract asset and contract liability balances from contracts with customers were as follows:

	December 31,	
(In millions)	**2025**	**2024**
Contract assets and contract costs included in:		
Other current assets	$ 36	$ 37
Other long-term assets	235	196
Total contract assets	$ 271	$ 233
Contract liabilities included in:		
Other current liabilities	$ 279	$ 272
Other long-term liabilities	101	128
Total contract liabilities	$ 380	$ 400

Revenue recognized included the following:

	Year Ended December 31,		
(In millions)	**2025**	**2024**	**2023**
Amounts included in the beginning of year contract liability balance	$ 272	$ 208	$ 122

4. Segment Information

The Company is organized geographically into three operating segments: i) Americas and Asia-Pacific, ii) United Kingdom and Ireland, and iii) Continental Europe. The Company's reporting unit results are regularly provided to the chief operating decision maker ("CODM"). The CODM is our Chief Executive Officer, who assesses the Company's performance and allocates resources.

The CODM evaluates the Company's performance and allocates resources primarily based on adjusted earnings before interest, taxes, depreciation and amortization, adjusted for transaction and integration costs, restructuring costs and other, regulatory matter and litigation expense, net loss on divestiture of business, and unrealized gain/loss on foreign currency contracts ("Adjusted EBITDA"). The CODM uses Adjusted EBITDA to communicate performance targets to the segment managers, allocate resources to the segments, and to monitor segment performance. Additionally, the CODM considers the performance of this measure against planned and forecasted amounts to make investing and resource allocation decisions. The actual results are used in assessing performance of the Company and in establishing management's compensation.

For disclosure purposes, we aggregate these three operating segments into one reportable segment due to the similar nature of their operations and economic characteristics.

The Company's segment results were as follows:

(In millions)		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	13,178	$	11,709	$	9,778
Direct operating expense		11,190		9,853		8,035
Selling, general and administrative expense[(1)]		1,029		996		931
Other (income) expense, net[(2)(4)]		1		(20)		4
Segment Adjusted EBITDA	$	958	$	880	$	808
Less:						
Corporate expenses[(3)]		77		65		67
Depreciation expense		338		307		290
Amortization of intangible assets acquired		119		108		71
Transaction and integration costs		54		76		34
Restructuring costs and other		27		25		25
Regulatory matter and litigation expense		65		59		—
Net loss on divestiture of business		34		2		7
Unrealized (gain) loss on foreign currency contracts[(4)]		7		(11)		(5)
Interest expense, net		133		103		53
Income before income taxes		104		146		266
Income tax expense		(68)		(8)		(33)
Net income	$	36	$	138	$	233

(1) Excludes unallocated corporate expenses.
(2) Other (income) expense, net excluding unrealized (gain) loss on foreign currency contracts.
(3) Corporate expenses include unallocated costs related to corporate functions such as salaries and benefits, rent, and professional fees which are recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations.
(4) Included in Other income/expense, net in the Consolidated Statements of Operations.

Long-lived assets geographic information

The Company's long-lived assets for this disclosure are defined as Property and equipment, net of accumulated depreciation, plus operating lease assets. The Company's long-lived assets by geographic region were as follows:

	December 31,	
	---	---
(In millions)	**2025**	**2024**
United States	$ 1,278	$ 1,498
Europe[1]	1,198	939
United Kingdom	1,190	1,006
Other[2]	48	46
Total	$ 3,714	$ 3,489

(1) Europe exclusive of the United Kingdom.
(2) Includes Asia, Latin America and Canada.

5. Acquisition and Divestiture

On April 29, 2024, the Company completed the acquisition of Wincanton plc (now "Wincanton Limited") for a total consideration of £762 million ($958 million as of the acquisition date) (the "Wincanton Acquisition"). The Wincanton Acquisition was subject to review by the U.K. Competition and Markets Authority (the "CMA").

On June 19, 2025, the CMA approved the Wincanton Acquisition, subject to the divestment of certain grocery contracts in the U.K. (the "Wincanton Divestment"). In the fourth quarter of 2025, the Company met the held-for-sale criteria for the anticipated Wincanton Divestment and recorded a $37 million write-down loss, including $4 million of goodwill, $21 million of customer relationships, and $12 million fair value adjustment. Assets and liabilities held for sale were not material and are included in Other current assets and Other current liabilities, respectively, in the Consolidated Balance Sheets. The Company expects to complete the Wincanton Divestment in 2026.

In connection with the Wincanton Acquisition, the Company incurred transaction costs of $48 million and $61 million for the years ended December 31, 2025 and 2024, respectively, which were included in Transaction and integration costs in the Consolidated Statements of Operations.

The final fair value of assets acquired and liabilities assumed at the acquisition date was:

(In millions)		
ASSETS		
Current assets		
Cash and cash equivalents	$	90
Accounts receivable		238
Other current assets		65
Total current assets		393
Long-term assets		
Property and equipment		128
Operating lease assets		177
Intangible assets[1]		532
Other long-term assets		152
Total long-term assets		989
Total assets	$	1,382
LIABILITIES		
Current liabilities		
Accounts payable	$	67
Accrued expenses		293
Current debt		7
Current operating lease liabilities		41
Other current liabilities		147
Total current liabilities		555
Long-term liabilities		
Long-term debt		215
Long-term operating lease liabilities		136
Other long-term liabilities		240
Total long-term liabilities		591
Total liabilities	$	1,146
Net assets purchased	$	236
Purchase price	$	958
Goodwill recorded[2]	$	722

(1) The Company acquired $532 million of intangible assets, comprised of customer relationships, trade names, and intellectual property with weighted-average useful lives of 12.5 years.

(2) Goodwill represents the excess of the purchase price over the fair value of identifiable assets acquired and liabilities assumed at the acquisition date. Goodwill acquired was recorded in the United Kingdom and Ireland reporting unit and was primarily attributed to anticipated synergies. The Company does not expect the goodwill recognized in connection with the Wincanton Acquisition to be deductible for income tax purposes.

6. Goodwill

The following tables present the changes in goodwill for the years ended December 31, 2025 and 2024.

(In millions)		
Balance as of December 31, 2023	$	2,891
Acquisitions[1]		730
Foreign exchange translation[2]		(72)
Balance as of December 31, 2024		3,549
Acquisition[1]		(4)
Wincanton Divestment[3]		(4)
Foreign exchange translation[2]		240
Balance as of December 31, 2025	$	3,781

(1) In 2024, includes $726 million and $4 million for the preliminary purchase price allocation for the Wincanton Acquisition and adjustments to the purchase price allocation for the PFSweb, Inc. acquisition, respectively. In 2025, includes $4 million reduction for the purchase price allocation of the Wincanton Acquisition.
(2) Changes to goodwill amounts resulting from foreign currency translation after the acquisition date are presented as the impact of foreign exchange translation.
(3) For additional information see note 5.

As of December 31, 2025 and 2024, there were $4 million and zero accumulated goodwill impairment losses, respectively.

7. Intangible Assets

The following table summarizes identifiable intangible assets subject to amortization:

(In millions)	December 31, 2025			December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Value	Gross Carrying Amount	Accumulated Amortization	Net Value
Customer relationships	$ 1,609	$ (747)	$ 862	$ 1,527	$ (600)	$ 927
Trade names and trademarks	64	(29)	35	60	(15)	45
Developed technology	17	(5)	12	17	(3)	14
Total	$ 1,690	$ (781)	$ 909	$ 1,604	$ (618)	$ 986

Intangible asset amortization expense was $119 million, $108 million and $71 million for the years ended December 31, 2025, 2024 and 2023, respectively. In addition, in connection with the Wincanton Divestment (see note 5), $21 million of customer relationships were impaired in 2025.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

(In millions)	2026	2027	2028	2029	2030	Thereafter
Estimated amortization expense	$ 108	$ 105	$ 93	$ 79	$ 72	$ 452

8. Property and Equipment

The following table summarizes property and equipment:

	December 31,			
(In millions)	**2025**		**2024**	
Land, buildings and leasehold improvements	$	589	$	515
Warehouse equipment, fleet and other		1,279		1,113
Technology and automated systems		582		531
Computer equipment		391		335
Internal-use software		436		398
Total property and equipment, gross		3,277		2,892
Less: accumulated depreciation and amortization		(2,126)		(1,732)
Total property and equipment, net	$	1,151	$	1,160

Depreciation of property and equipment was $338 million, $307 million and $290 million for the years ended December 31, 2025, 2024 and 2023, respectively.

9. Leases

The components of lease cost recorded in the Consolidated Statements of Operations were as follows:

	Year Ended December 31,					
(In millions)	**2025**		**2024**		**2023**	
Operating leases:						
Operating lease cost	$	915	$	830	$	751
Short-term lease cost		181		202		225
Variable lease cost		222		153		129
Total operating lease cost[1]	$	1,318	$	1,185	$	1,105
Finance leases:						
Amortization of the right-of-use assets	$	36	$	30	$	30
Interest on the lease liabilities		18		10		5
Total finance lease cost	$	54	$	40	$	35
Total operating and finance lease cost	$	1,372	$	1,225	$	1,140

(1) Operating lease cost is primarily included in Direct operating expense in the Consolidated Statements of Operations.

The following amounts were recorded in the Consolidated Balance Sheets related to leases:

	December 31,	
(In millions)	**2025**	**2024**
Operating leases:		
Operating lease assets	$ 2,563	$ 2,329
Current operating lease liabilities	$ 745	$ 647
Long-term operating lease liabilities	2,044	1,898
Total operating lease liabilities	$ 2,789	$ 2,545
Finance leases:		
Property and equipment, net	$ 306	$ 239
Current debt	$ 45	$ 39
Long-term debt	281	237
Total finance lease liabilities	$ 326	$ 276

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
(In millions)	**2025**	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 876	$ 791	$ 696
Operating cash flows for finance leases	18	10	5
Financing cash flows for finance leases	50	45	29
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases, including $166 and $52 from an acquisition in 2024 and 2023, respectively	$ 863	$ 815	$ 568
Finance leases, including $83 and $1 from an acquisition in 2024 and 2023, respectively	74	211	10

Supplemental weighted-average information for leases was as follows:

	December 31,	
	2025	**2024**
Weighted-average remaining lease term		
Operating leases	5.5 years	5.6 years
Finance leases	16.6 years	24.1 years
Weighted-average discount rate		
Operating leases	5.1 %	4.9 %
Finance leases	5.6 %	5.4 %

Maturities of lease liabilities as of December 31, 2025 were as follows:

(In millions)	Finance Leases		Operating Leases	
2026	$	68	$	854
2027		51		706
2028		42		513
2029		34		348
2030		30		245
Thereafter		296		563
Total lease payments		521		3,229
Less: Interest		(195)		(440)
Present value of lease liabilities	$	326	$	2,789

As of December 31, 2025, the Company had operating leases that have not yet commenced with future undiscounted lease payments of approximately $176 million. These operating leases will begin in 2026 and 2027, with initial lease terms ranging from four to ten years.

10. Debt and Financing Arrangements

The following table summarizes the carrying value of the Company's debt:

(In millions, except percentages)	Rate[1]	December 31,			
		2025		2024	
Unsecured notes due 2026[2]	1.65%	$	400	$	399
Unsecured notes due 2029[3]	6.25%		594		593
Unsecured notes due 2031[4]	2.65%		398		397
Unsecured notes due 2034[5]	6.50%		491		490
Euro Unsecured notes due 2030 (€500 principal)[6]	3.75%		580		—
Three-Year Term Loan due 2025[7]	—%		—		50
Five-Year Term Loan due 2027[8][9]	5.19%		275		399
Finance leases and other debt	Various		327		303
Total debt		$	3,065	$	2,631
Less: Current debt[10]			446		110
Long-term debt		$	2,619	$	2,521

(1) Interest rates as of December 31, 2025.
(2) Net of unamortized discount and debt issuance costs of zero and $1 million, as of December 31, 2025 and 2024, respectively.
(3) Net of unamortized discount and debt issuance costs of $6 million and $7 million as of December 31, 2025 and 2024, respectively.
(4) Net of unamortized discount and debt issuance costs of $2 million and $3 million as of December 31, 2025 and 2024, respectively.
(5) Net of unamortized discount and debt issuance costs of $9 million and $10 million as of December 31, 2025 and 2024, respectively.
(6) Net of unamortized discount and debt issuance costs of $7 million, as of December 31, 2025.
(7) In May 2025, the Company repaid the remaining $50 million of the Three- Year Term Loan due 2025.
(8) Net of unamortized debt issuance costs of zero and $1 million, as of December 31, 2025 and 2024, respectively.
(9) In November 2025, the Company repaid $125 million of the Five Year Term Loan due 2027.
(10) As of December 31, 2025, current debt includes $400 million of Unsecured notes due 2026.

Euro Unsecured Notes

In November 2025, GXO Logistics Capital B.V., a wholly owned, indirect consolidated subsidiary of the Company (the "Issuer"), issued €500 million (approximately $580 million) of 3.750% notes due 2030 at a discount to par at a price of 99.776% (the "EUR Unsecured notes due 2030"). The EUR Unsecured notes due 2030 accrue interest at 3.750% per year, and mature on November 24, 2030. Interest on the EUR Unsecured notes due 2030 is payable annually in arrears on November 24 of each year, beginning on November 24, 2026. The EUR Unsecured notes due

2030 are fully and unconditionally guaranteed on an unsecured, unsubordinated basis by GXO Logistics, Inc. ("GXO" and GXO's guarantee of the Notes, the "Parent Guarantee").

The EUR Unsecured notes due 2030 and the Parent Guarantee are unsecured, unsubordinated obligations of the Issuer and GXO, respectively, and they rank equally in right of payment with all of the Issuer's and GXO's respective existing and future unsecured, unsubordinated indebtedness.

Unsecured Notes

In 2024, the Company issued $1.1 billion of unsecured notes, consisting of $600 million of notes due 2029 (the "Unsecured notes due 2029") and $500 million of notes due 2034 (the "Unsecured notes due 2034") to fund the Wincanton Acquisition. The Unsecured notes due 2029 accrue interest at 6.25% per annum, payable semiannually on May 6 and November 6 of each year, and mature on May 6, 2029. The Unsecured notes due 2034 accrue interest at 6.50% per annum, payable semiannually on May 6 and November 6 of each year, and mature on May 6, 2034.

In 2021, the Company issued $800 million of unsecured notes, consisting of $400 million of notes due 2026 (the "Unsecured notes due 2026") and $400 million of notes due 2031 (the "Unsecured notes due 2031"). The 2026 Notes bear interest at a rate of 1.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, and mature on July 15, 2026. The 2031 Notes bear interest at a rate of 2.65% per annum payable semiannually in arrears on January 15 and July 15 of each year, and mature on July 15, 2031.

Five-Year Term Loan due 2027

In 2022, the Company entered into a $500 million five-year unsecured term loan (the "Five-Year Term Loan"), which matures on May 26, 2027. The loan bears interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted Secured Overnight Financing Rate (SOFR), plus an applicable margin based on the Company's credit ratings. In 2025 and 2024, the Company repaid $125 million and $100 million, respectively, of the Five- Year Term Loan due 2027.

Three-Year Term Loan due 2025

In 2022, the Company borrowed a $235 million three-year term loan tranche (the "Three-Year Term Loan") which was to mature on May 26, 2025. The Three-Year Term Loan bore interest at a fluctuating rate per annum equal to, at the Company's option, the alternate base rate or the adjusted SOFR, plus an applicable margin based on the Company's credit ratings. The Company repaid $185 million in 2024 and $50 million in 2025.

Revolving Credit Facilities

In 2024, the Company entered into a revolving credit agreement with Bank of America N.A., as administrative agent and an issuing lender (the "Revolving Credit Agreement"). The Revolving Credit Agreement is a five-year, unsecured, multicurrency revolving facility expiring in 2029. The aggregate commitment of all lenders under the Revolving Credit Agreement is equal to $800 million, of which $100 million is available for the issuance of letters of credit.

Loans under the Revolving Credit Agreement bear interest at a fluctuating rate per annum equal to (a) with respect to borrowings in U.S. dollars, at the Company's option the alternate base rate or term Secured Overnight Financing Rate ("SOFR"), (b) with respect to borrowings in Canadian Dollars, term Canadian Overnight Repo Rate Average ("CORRA"), (c) with respect to borrowings in Pounds Sterling, daily simple Sterling Overnight Index Average Rate ("SONIA") and (d) with respect to borrowings in Euros, Euro Interbank Offered Rate ("EURIBOR"), in each case, plus an applicable margin calculated based on the Company's credit ratings. In addition, the Company is paying a commitment fee of 0.15% per annum on the unused portion of the commitments under the Revolving Credit Facility. As of December 31, 2025 and 2024, no principal amounts were outstanding, and letters of credit were $6 million and $1 million, respectively, under the Revolving Credit Agreement.

In connection with the Wincanton Acquisition, the Company assumed a revolving credit facility agreement (the "Wincanton Revolving Credit Agreement") under which it may, at any time, borrow up to £175 million, which was to mature in 2027. Loans under the Wincanton Revolving Credit Agreement bore interest at a daily simple rate based on SONIA plus a margin. In November 2025, the Company terminated the Wincanton Revolving Credit Agreement. As of December 31, 2024, the Company had £15 million ($19 million) in outstanding borrowings under this agreement.

Borrowings under revolving credit facilities maturing in three months or less are presented net in the Consolidated Statement of Cash Flows.

Long-Term Debt Maturities

Set forth below is the aggregate principal amount of the Company's long-term debt (excluding finance lease obligations, and unamortized debt issuance costs and discounts) as of December 31, 2025, maturing during the following years.

(In millions)	2026	2027	2028	2029	2030	Thereafter
Long-term debt	$ 400	$ 275	$ —	$ 600	$ 587	$ 900

Factoring Programs

The Company sells certain of its trade receivables on a non-recourse basis to third-party financial institutions under various factoring programs. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the Consolidated Statements of Cash Flows.

The Company accounts for these transactions as sales because it sells full title and ownership in the underlying receivables, and control of the receivables is considered transferred. For these transfers, the receivables are removed from the Consolidated Balance Sheets at the date of transfer.

Information related to trade receivables sold was as follows:

(In millions)	Year Ended December 31,		
	2025	2024	2023
Receivables sold in period	$ 2,794	$ 1,856	$ 1,110
Cash consideration	2,777	1,843	1,103
Net cash provided by operating cash flows	40	200	21

Covenants and Compliance

The covenants for the Company's debt securities, which are customary for financings of this type, limit the Company's ability to incur indebtedness and grant liens, among other restrictions. In addition, the facilities require the Company to maintain a consolidated leverage ratio below a specified maximum.

As of December 31, 2025, the Company complied with the covenants contained in its debt and financing arrangements.

11. Fair Value Measurements and Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:

- Level 1 - Quoted prices for identical instruments in active markets;

- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
- Level 3 - Valuations based on inputs that are unobservable, utilizing pricing models or other valuation techniques that reflect management's judgment and estimates.

Assets and liabilities

The Company bases its fair value estimates on market assumptions and available information. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximated their fair values as of December 31, 2025 and 2024, due to their short-term nature.

Debt

The fair value of debt was as follows:

(In millions)	Level	December 31, 2025		December 31, 2024	
		Fair Value	**Carrying Value**	**Fair Value**	**Carrying Value**
Unsecured notes due 2026	2	$ 394	$ 400	$ 380	$ 399
Unsecured notes due 2029	2	631	594	617	593
Unsecured notes due 2031	2	358	398	336	397
Unsecured notes due 2034	2	540	491	514	490
EUR notes due 2030	2	586	580	—	—
Three-Year Term Loan due 2025	2	—	—	49	50
Five-Year Term Loan due 2027	2	272	275	394	399

Financial Instruments

The Company directly manages its exposure to risks arising from business operations and economic factors, including fluctuations in interest rates and foreign currencies. The Company uses derivative instruments to manage the volatility related to these exposures. The objective of these derivative instruments is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rates. These financial instruments are not used for trading or other speculative purposes. The Company does not expect to incur any losses as a result of counterparty default.

Net Investment Hedges

The Company uses cross-currency swaps to hedge portions of its net investments in foreign operations. For instruments that meet the hedge accounting requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in the foreign currency translation adjustment within other comprehensive income, and will be recorded in the Consolidated Statement of Operations with currency translation adjustments in the future when the respective foreign entity is sold or liquidated. Cash flows from net investment hedges other than the excluded component are classified as investing activities in the Consolidated Statements of Cash Flows.

Cash Flow Hedges

The Company uses interest rate swaps to hedge the variability of cash flows resulting from variable-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, gains or losses are initially recorded in other comprehensive income, and later reclassified to earnings when the hedged interest rate payments affect the Consolidated Statement of Operations.

Fair Value Hedges

The Company uses cross-currency swaps to hedge its foreign exchange risk on intercompany loans. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument is recognized in the Consolidated Statement of Operations during the current period, together with the gain or loss on the hedged item, other than the excluded component which reported in other comprehensive income, and later recorded in the Consolidated Statement of Operations over the term of the hedge.

Foreign Currency Exchange Rate Risk

The Company is exposed to certain risks relating to its ongoing business operations, including foreign currency exchange rate risk. The Company uses foreign currency options and forward contracts to mitigate the risk of a reduction in the value of earnings from its operations that use the Euro or British pound sterling as their functional currency. Additionally, the Company uses foreign currency forward contracts to mitigate exposure from variability of cash flows related to the forecasted interest and principal payments on intercompany loans. The foreign currency forward contracts generally expire within 12 months. While these derivatives are hedging the fluctuations in foreign currencies, they do not meet the requirements to be accounted for as hedging instruments.

Derivatives

The notional amount and fair value of derivative instruments were as follows:

| | December 31, | | | | | |
| | 2025 | | 2024 | | | |
(In millions)	Notional Amount	Fair Value	Notional Amount	Fair Value		Balance Sheet Location
Derivatives designated as net investment hedges:						
Cross-currency swaps	$ —	$ —	$ 270	$	12	Other current assets
Cross-currency swaps	—	—	1,177		48	Other long-term assets
Cross-currency swaps	422	33	98		7	Other current liabilities
Cross-currency swaps	1,400	143	325		2	Other long-term liabilities
Derivatives designated as cash flow hedges:						
Interest rate swaps	$ —	$ —	$ 125	$	3	Other long-term assets
Derivatives designated as fair value hedges:						
Cross-currency swaps	$ 236	$ 1	$ —	$	—	Other long-term liabilities
Derivatives not designated as hedges:						
Foreign currency option contracts	$ 308	$ 3	$ 300	$	13	Other current assets
Foreign currency option contracts	316	4	26		—	Other current liabilities
Foreign currency forward contracts	231	1	125		1	Other current liabilities

As of December 31, 2025 and 2024, these derivatives were classified as Level 2 within the fair value hierarchy. These derivatives are valued using inputs other than quoted prices, such as foreign exchange rates and yield curves.

Derivatives designated as hedges

The effects of hedges on AOCIL and in the Consolidated Statements of Operations were as follows:

(In millions)	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Gain (Loss) Reclassified from AOCIL into Net Income	Gain (Loss) Recognized in Net Income (Excluded from effectiveness testing)	Amount of Gain (Loss) Recognized in Other Comprehensive Income	Gain (Loss) Reclassified from AOCIL into Net Income	Gain (Loss) Recognized in Net Income (Excluded from effectiveness testing)
Net investment hedges[1]:						
Cross-currency swaps	$ (252)	$ (3)	$ 3	$ 108	$ 4	$ 3
Cash flow hedges[1]:						
Interest rate swaps	$ (3)	$ —	$ —	$ (1)	$ —	$ —
Fair value hedges[2]:						
Cross-currency swaps	$ (1)	$ —	$ —	$ —	$ —	$ —

(1) Amounts reclassified to net income are reported in Interest expense, net in the Consolidated Statements of Operations.
(2) Amounts reclassified to net income are reported in Other income, net in the Consolidated Statements of Operations.

Derivatives not designated as hedges

Gains and losses on derivatives not designated as hedges were recognized in Other income, net in the Consolidated Statements of Operations as follows:

(In millions)	Year Ended December 31,		
	2025	2024	2023
Foreign currency gain (loss) on foreign currency contracts	$ (15)	$ 4	$ (9)

12. Accrued Expenses

The components of accrued expenses were as follows:

(In millions)	December 31,	
	2025	2024
Salaries, benefits, related taxes and temporary labor	$ 627	$ 460
Facility, transportation and related expenses	383	422
Value-added tax and other taxes	254	213
Accrued interest	22	20
Other accrued expenses	206	156
Total accrued expenses	$ 1,492	$ 1,271

13. Stockholders' Equity

Stock Repurchase Plan

On February 18, 2025, the Company's board of directors authorized and announced the repurchase of up to $500 million (the "Repurchase Plan") of its common stock. The Repurchase Plan permits shares of common stock to be repurchased from time to time in management's discretion, through a variety of methods, including a 10b5-1 trading plan, open market purchases, privately negotiated transactions or otherwise. The timing and number of shares of common stock repurchased will depend on a variety of factors, including price, general business and market conditions, alternative investment opportunities and funding considerations. The Repurchase Plan does not obligate the Company to repurchase any specific number of shares of common stock and may be suspended or discontinued at any time.

The repurchase of shares of the Company's common stock is recorded as treasury stock within equity and is accounted for under the cost method inclusive of share repurchase costs and excise tax on share repurchases in excess of issuances. In 2025, the Company repurchased approximately 5.4 million shares of its common stock for an aggregate purchase price of $202 million, including share repurchase costs and excise tax. As of December 31, 2025, the remaining authorization under the Repurchase Plan was $300 million.

Accumulated Other Comprehensive Income - Loss

The following table summarizes the changes in AOCIL by component:

(In millions)	Foreign Currency Adjustment		Net Investment Hedges	Cash Flow Hedges	Fair Value Hedges	Defined Benefit Plans	Less: AOCIL attributable to NCI	AOCIL attributable to GXO
	Foreign Currency Translation Adjustments							
As of December 31, 2022	$ (156)	$ 7	$ 7	$ —	$ (112)	$ —	$ (254)
Other comprehensive income (loss) before reclassifications	72	(66)	(3)	—	(3)	(1)	(1)
Amounts reclassified to net income	—	(3)	—	—	2	—	(1)
Tax amounts	1	15	1	—	—	—	17
Other comprehensive income (loss), net of tax	73	(54)	(2)	—	(1)	(1)	15
As of December 31, 2023	$ (83)	$ (47)	$ 5	$ —	$ (113)	$ (1)	$ (239)
Other comprehensive income (loss) before reclassifications	(113)	108	(1)	—	(60)	3	(63)
Amounts reclassified to net income	—	(7)	—	—	3	—	(4)
Tax amounts	1	(23)	—	—	15	—	(7)
Other comprehensive income (loss), net of tax	(112)	78	(1)	—	(42)	3	(74)
As of December 31, 2024	$ (195)	$ 31	$ 4	$ —	$ (155)	$ 2	$ (313)
Other comprehensive income (loss) before reclassifications	344	(252)	(3)	(1)	(45)	—	43
Amounts reclassified to net income	—	—	—	—	5	—	5
Tax amounts	(2)	57	—	—	9	—	64
Other comprehensive income (loss), net of tax	342	(195)	(3)	(1)	(31)	—	112
As of December 31, 2025	$ 147	$ (164)	$ 1	$ (1)	$ (186)	$ 2	$ (201)

14. Stock-Based Compensation

In 2021, the Company established the 2021 Omnibus Incentive Plan (the "2021 Incentive Plan"). The 2021 Incentive Plan authorizes the issuance of up to 11.6 million shares of common stock as awards. Under the 2021 Incentive Plan, directors, officers and employees may be granted various types of stock-based compensation awards. These awards include stock options, RSUs, PSUs, RSAs, and cash incentive awards. As of December 31, 2025, approximately 5.8 million shares of common stock were available for the grant under the 2021 Incentive Plan.

The following table summarizes stock-based compensation expense by line item in the Consolidated Statements of Operations:

(In millions)	Year Ended December 31,					
	2025		2024		2023	
Selling, general and administrative expense	$	43	$	38	$	35
Restructuring costs and other		4		1		—
Total stock-based compensation expense	$	47	$	39	$	35
Income tax expense (benefit) on stock-based compensation	$	(5)	$	(7)	$	1

The following table summarizes stock-based compensation expense by award type in the Consolidated Statements of Operations:

(In millions)	Year Ended December 31,					
	2025		2024		2023	
RSUs	$	35	$	28	$	22
PSUs		10		7		8
Stock options		2		3		5
RSAs		—		1		—
Total stock-based compensation expense	$	47	$	39	$	35

Stock Options

In 2021, the Company granted stock option awards that vest over five years from the grant date and have a ten-year contractual term, at an option price equal to the fair market value of the award on the grant date.

A summary of the stock option award activity for the year ended December 31, 2025, is as follows:

(In thousands, except per share)	Number of Stock Options	Weighted-Average Exercise Price		Weighted-Average Remaining Term
Outstanding as of December 31, 2024	895	$	64.67	6 years
Exercised	(6)		12.12	
Forfeited or expired	(157)		64.91	
Outstanding as of December 31, 2025	732	$	65.07	4 years
Exercisable as of December 31, 2025	568	$	65.05	4 years

The total intrinsic value of the stock options exercised during 2025, 2024 and 2023, was $0.2 million, zero and zero, respectively.

As of December 31, 2025, unrecognized stock-based compensation expense related to stock options was $1 million and is expected to be recognized over one year.

Restricted Stock Units and Performance-Based Units

The Company grants RSUs and PSUs to its key employees, officers and directors with various vesting requirements. The holders of the RSUs and PSUs do not have the rights of a stockholder and do not have voting rights until the shares are issued and delivered in settlement of the awards. RSUs generally vest over the service period, typically three years, and PSUs generally vest based on achieving certain predefined performance objectives along with a service period. For PSUs, the number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of these performance metrics in accordance with the terms established at the time of the award.

The Company granted a portion of PSUs subject to market-based vesting conditions. The Company determines the fair value of PSUs subject to market-based vesting conditions using a Monte Carlo simulation model that incorporates the probability of the performance conditions being met as of the grant date. Assumptions used in the Monte Carlo simulation model for the estimated fair value were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted-average risk-free interest rate	4.0 %	4.9 %	4.7 %
Expected volatility	41 %	30 %	32 %

A summary of the RSUs and PSUs award activity for the year ended December 31, 2025, is as follows:

	RSUs		PSUs	
(In thousands, except per share)	Number of RSUs	Weighted-Average Grant Date Fair Value	Number of PSUs	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2024	1,379	$ 52.38	457	$ 58.11
Granted	1,193	39.75	328	41.27
Vested[1]	(590)	53.12	(2)	74.84
Forfeited	(214)	46.87	(79)	62.65
Outstanding as of December 31, 2025	1,768	$ 44.27	704	$ 48.34

(1) The number of RSUs and PSUs vested included common stock shares that the Company withheld on behalf of its employees to satisfy the tax withholding.

The weighted-average grant-date fair value for RSUs granted in 2025, 2024 and 2023, was $39.75, $50.48 and $49.28, respectively. The total fair value of RSUs that vested during 2025, 2024 and 2023, was $24 million, $31 million and $22 million, respectively. The weighted-average grant-date fair value for PSUs granted in 2025, 2024 and 2023, was $41.27, $49.01 and $59.16, respectively. The total fair value of PSUs that vested during 2025, 2024 and 2023, was zero, $1 million, $7 million, respectively.

As of December 31, 2025, unrecognized stock-based compensation expense related to RSUs and PSUs was $63 million and is expected to be recognized over two years.

Restricted Stock Awards

In 2024, the Company granted 12 thousand RSAs at a weighted-average price of $50.38 and a fair value of $1 million. These shares vested and were issued upon grant. No RSAs were granted in 2025.

15. Employee Benefit Plans

Pension Plans

Certain eligible employees of the Company participated in various retirement plans in Europe. The Company sponsors a defined benefit pension scheme in the U.K. (the "GXO U.K. Retirement Plan"). In connection with the Wincanton Acquisition, the Company assumed multiple pension schemes covering certain employees in the U.K. and Ireland (the "Wincanton Retirement Plan"). The GXO U.K. Retirement Plan and the Wincanton Retirement Plan (collectively the "U.K. Retirement Plans") do not allow for new plan participants or additional benefit accruals.

Other than the U.K. Retirement Plans, the Company deems other retirement plans to be immaterial to its Consolidated Financial Statements and are excluded from the disclosure below.

U.K. Retirement Plans

A reconciliation of the projected benefit obligation, fair value of the plan and the funded status, the amount recognized in financial statements, the assumptions used, the plan assets and funding requirements are shown below.

The change in the projected benefit obligation was as follows:

	December 31,	
(In millions)	**2025**	**2024**
Projected benefit obligation at beginning of year	$ 1,617	$ 830
Liabilities assumed from Wincanton acquisition	—	895
Interest cost	86	69
Actuarial gain[1]	(8)	(73)
Settlements	—	(2)
Benefits paid	(110)	(86)
Foreign currency exchange rate changes	124	(16)
Projected benefit obligation at end of year	$ 1,709	$ 1,617

(1) In 2025, there is a significant gain due to change in inflation assumption, offset by a significant loss due to the change in mortality assumption. In 2024, there is a significant gain due to the change in the discount rate.

The change in the fair value of the plan assets and funded status was as follows:

	December 31,	
(In millions)	**2025**	**2024**
Fair value of plan assets at beginning of year	$ 1,770	$ 883
Assets assumed from Wincanton acquisition	—	1,032
Actual return (loss) on plan assets	74	(44)
Employer contributions	1	3
Settlements	—	(2)
Benefits paid	(111)	(86)
Foreign currency exchange rate changes	135	(16)
Fair value of plan assets at end of year	$ 1,869	$ 1,770
Funded status of the plan assets at end of year[1]	$ 160	$ 153

(1) Funded status is recorded in Other long-term assets.

The amounts included in AOCIL that have not yet been recognized in net periodic benefit cost were as follows:

(In millions)	December 31, 2025	December 31, 2024
Net actuarial loss	$ (252)	$ (211)
Prior-service credit	14	13
Net loss recognized in AOCIL	$ (238)	$ (198)

The components of net periodic benefit cost recognized were as follows:

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest cost component	$ (86)	$ (69)	$ (40)
Expected return on plan assets for the period	110	93	50
Amortization of prior-service credit	1	1	1
Amortization of net loss	(6)	(4)	(3)
Net periodic pension income recognized[1]	$ 19	$ 21	$ 8

(1) Net periodic pension income is recorded in Other income, net.

The amount recognized in other comprehensive income was as follows:

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net gain (loss)	$ (45)	$ (64)	$ 1
Amortization prior-service credit and net loss	5	3	2
Other comprehensive income (loss)	$ (40)	$ (61)	$ 3

The weighted-average assumptions used to determine the projected benefit obligation and the net periodic benefit cost were as follows:

	December 31, 2025	December 31, 2024
Weighted-average assumptions used to determine benefit obligations:		
Effective discount rate on benefit obligations	5.51 %	5.50 %
Weighted-average assumptions used to determine net cost:		
Effective discount rate on benefit obligations	5.50 %	5.02 %
Effective rate for interest cost on benefit obligations	5.25 %	4.97 %
Expected return on assets	6.13 %	5.91 %

No rate of compensation increase was assumed as the plans are frozen to additional participant benefit accruals.

The Company's U.K. Retirement Plans' assets are invested by its trustees, which include representatives of the Company, to meet each of the U.K. Retirement Plans' projected future pension liabilities. The target asset allocations for our pension plans are based upon analyzing the timing and amount of projected benefit payments, projected company contributions, the expected returns and risk of the asset classes and the correlation of those returns. The target strategic asset allocation for the U.K. Retirement Plans consists of approximately 69% liability-driven investments, intended to minimize market and interest rate risks, and approximately 31% growth and income assets. The actual asset allocations of the U.K. Retirement Plans are in line with the target asset allocations.

The fair values of investments held in the pension plans by major asset category were as follows:

(In millions)	Level	December 31, 2025	December 31, 2024
Cash and cash equivalents and other	Level 1	$ 28	$ 17
Fixed income securities	Level 1	—	2
Cash and cash equivalents	Level 2	34	123
Equities	Level 2	103	93
Fixed income securities	Level 2	1,831	1,719
Repurchase agreements[1]	Level 2	(322)	(388)
Total net assets in fair value hierarchy		$ 1,674	$ 1,566
Private markets[2]		195	204
Investments, at fair value		$ 1,869	$ 1,770

(1) Repurchase agreements represent short-term borrowings. The plans have an obligation to return the cash after the agreement's term. Due to the agreements' short-term nature, the outstanding balance of the obligation approximates fair value.
(2) Investments that are measured using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total defined benefit pension plan assets.

The expected benefit payments for the defined benefit pension plan are summarized below. These estimates are based on assumptions about future events. Actual benefit payments may vary from these estimates.

(In millions)	2026	2027	2028	2029	2030	2031-2035
Expected payments	$ 118	$ 122	$ 122	$ 124	$ 126	$ 632

The Company's funding practice is to evaluate the tax and cash position, and the funded status of the plan, in determining the planned contributions. The Company estimates that it will contribute approximately $1 million to the U.K. Retirement Plan in 2026.

Defined Contribution Plans

The Company has defined contribution retirement plans for its U.S. employees and employees of certain foreign subsidiaries. The Company's contributions for the years ended December 31, 2025, 2024 and 2023, were $113 million, $92 million and $66 million, respectively. Defined contribution costs were primarily recorded in Direct operating expense in the Consolidated Statements of Operations.

16. Restructuring Costs and Other

Restructuring costs and other consisted of severance paid to exiting individuals from the Company's leadership team and severance paid as part of an initiative to optimize corporate expenses. Restructuring liability is recorded in Accrued expenses and Other long-term liabilities in the Consolidated Balance Sheets.

The following table summarizes the restructuring liability for the year ended December 31, 2025:

(In millions)	Severance	Other	Total
Balance as of December 31, 2024	$ 10	$ —	$ 10
Charges incurred	23	4	27
Payments	(14)	(6)	(20)
Non-cash reductions	(4)	2	(2)
Balance as of December 31, 2025	$ 15	$ —	$ 15

As of December 31, 2025, $12 million of restructuring liability is expected to be paid over one year.

17. Income Taxes

Income (loss) before taxes related to the Company's domestic and foreign operations was as follows:

		Year Ended December 31,				
(In millions)		2025		2024		2023
U.S.	$	11	$	(88)	$	97
Foreign		93		234		169
Income before income taxes	$	104	$	146	$	266

The components of income tax expense (benefit) are presented in the following table:

		Year Ended December 31,				
(In millions)		2025		2024		2023
Current:						
U.S. federal	$	7	$	(2)	$	24
U.S. state and local		1		—		7
Foreign		89		48		43
Total current income tax expense	$	97	$	46	$	74
Deferred:						
U.S. federal	$	(11)	$	(12)	$	(3)
U.S. state and local		1		(1)		(2)
Foreign		(19)		(25)		(36)
Total deferred income tax benefit	$	(29)	$	(38)	$	(41)
Total:						
U.S. federal	$	(4)	$	(14)	$	21
U.S. state and local		2		(1)		5
Foreign		70		23		7
Total income tax expense	$	68	$	8	$	33

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law. The legislation includes reinstatement of favorable tax treatment for certain business provisions, including 100% bonus depreciation for qualified property placed in service after January 19, 2025, immediate expensing of domestic research and experimental costs, and revisions to the business interest expense limitations. The impact of OBBBA was limited to the current and deferred provision and did not have a material impact on the Company's income tax expenses for the year ended December 31, 2025.

The Organisation for Economic Co-operation and Development ("OECD") has introduced the Pillar Two Global Anti-Base Erosion rules ("Pillar Two"), which generally imposes a 15% global minimum tax on multinational companies. While the Company expects to meet transitional safe harbor requirements in most jurisdictions, there are a limited number of jurisdictions where the Company expects Pillar Two taxes to apply. The income tax provision for the year ended December 31, 2025, includes the effects of Pillar Two taxes. The Company continues to monitor Pillar Two developments, including the impact of the Side-by-Side Package published by the OECD on January 5, 2026 as it relates to the interplay between the U.S. international tax system and Pillar Two for the U.S. headquartered companies.

Income tax expense (benefit) for 2025, 2024 and 2023 varied from the amount computed by applying the statutory income tax rate to income (loss) before income taxes. The Company's U.S. federal statutory tax rate was 21% for 2025, 2024 and 2023. A reconciliation of the expected U.S. federal income tax expense (benefit), calculated by applying the federal statutory rate to the Company's actual income tax expense (benefit) is presented in the following table:

(In millions, except percentages)	Year Ended December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
U.S. Federal Statutory Tax Rate	$ 22	21 %	$ 31	21 %	$ 56	21 %
State and Local Taxes, Net of Federal Tax Effect [1]	2	2 %	(1)	(1)%	4	2 %
Foreign Tax Effects						
Belgium						
Changes in valuation allowances	2	2 %	—	— %	(5)	(2)%
Other	—	— %	2	1 %	—	— %
Cyprus						
Intangible assets	—	— %	—	— %	33	13 %
Other	(1)	(1)%	(3)	(2)%	(4)	(2)%
France						
Changes in valuation allowances	—	— %	(22)	(15)%	2	1 %
Other	4	4 %	—	— %	2	1 %
Germany						
Changes in valuation allowances	7	7 %	5	3 %	1	— %
Other	(3)	(3)%	(1)	(1)%	(1)	— %
Ireland						
Intangible assets	—	— %	—	— %	(51)	(19)%
Italy						
Litigation	14	14 %	—	— %	—	— %
Other	1	1 %	4	3 %	2	1 %
Malta						
Notional interest deduction	(8)	(8)%	—	— %	—	— %
Other	1	1 %	—	— %	—	— %
Singapore						
Changes in valuation allowances	—	— %	—	— %	(5)	(2)%
Foreign rate difference	(6)	(6)%	(15)	(10)%	(15)	(5)%
Other	4	4 %	—	— %	—	— %

(In millions, except percentages)	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Switzerland						
Cantonal	7	7 %	1	1 %	—	— %
Other	1	1 %	(3)	(2)%	—	— %
United Kingdom						
Changes in valuation allowances	(8)	(8)%	1	1 %	—	— %
Non-deductible transaction costs	7	7 %	—	— %	—	— %
Return to provision	5	5 %	(8)	(6)%	—	— %
Other	8	7 %	3	2 %	2	1 %
Other Foreign Jurisdictions	8	7 %	10	6 %	10	4 %
Effect of Cross-Border Tax Laws	(1)	(1)%	—	— %	3	1 %
Tax Credits						
Foreign tax credits	(9)	(9)%	—	— %	—	— %
Other	—	— %	(1)	(1)%	(1)	— %
Changes in Valuation Allowances	—	— %	—	— %	—	— %
Nontaxable or Nondeductible Items						
Non-deductible transaction costs	6	6 %	8	5 %	—	— %
Other	3	3 %	2	1 %	1	— %
Changes in Unrecognized Tax Benefits	7	7 %	—	— %	—	— %
Other Adjustments						
Return to provision	(5)	(5)%	(5)	(3)%	(1)	(1)%
Effective Tax Rate	$ 68	65 %	$ 8	6 %	$ 33	12 %

(1) State taxes in California and Mississippi made up the majority (greater than 50 percent) of the tax effect in this category.

Income Taxes Paid

Cash paid (received) for income taxes is comprised of the following:

(In millions)	Year Ended December 31,		
	2025	2024	2023
U.S. federal	$ (2)	$ —	$ 45
U.S. state and local	—	—	3
Foreign			
France	*	*	6
Italy	*	8	*
Netherlands	14	19	15
Spain	8	9	8
Swiss Cantonal - Ticino	11	*	*
United Kingdom	13	*	(7)
Other	15	7	14
Foreign subtotal	61	43	36
Total	$ 59	$ 43	$ 84

*The amount of income taxes paid (net of refunds) during the year did not meet the disaggregation threshold.

Components of the Net Deferred Tax Asset or Liability

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented in the following table:

	December 31,	
(In millions)	**2025**	**2024**
Deferred tax assets		
Net operating loss and other tax attribute carryforwards	$ 84	$ 92
Accrued expenses	112	122
Net unrealized losses[1]	48	—
Other	7	22
Gross deferred tax assets	251	236
Valuation allowances	(44)	(26)
Total deferred tax assets, net of valuation allowance	207	210
Deferred tax liabilities		
Intangible assets	(195)	(213)
Property and equipment	(73)	(118)
Pension and other retirement obligations	(23)	(28)
Other	(12)	(18)
Gross deferred tax liabilities	(303)	(377)
Net deferred tax liability	$ (96)	$ (167)

(1) Deferred taxes related to net unrealized gains (losses) on net investment hedge and cash flow hedge are recorded in accumulated OCI. See Note 13 – Stockholders' Equity for additional information.

The deferred tax asset and deferred tax liability above are reflected in the Consolidated Balance Sheets as follows:

	December 31,	
(In millions)	**2025**	**2024**
Other long-term assets	$ 128	$ 89
Other long-term liabilities	(224)	(256)
Net deferred tax liability	$ (96)	$ (167)

Investments in Foreign Subsidiaries

As of December 31, 2025, the Company maintained a partial indefinite reinvestment assertion on its post- 2017 undistributed foreign earnings.

Operating Loss and Tax Credit Carryforwards

The Company's operating loss and tax credit carryforwards were as follows:

(In millions)	Expiration Date [1]	December 31, 2025	December 31, 2024
Federal net operating losses for all U.S. operations	N/A	$ —	$ 17
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2026	4	3
Federal tax credit carryforwards	Various times starting in 2035	4	—
State tax credit carryforwards	Various times starting in 2026	8	8
Foreign net operating losses available to offset future taxable income	Various times starting in 2026	274	326

(1) Some credits and losses have unlimited carryforward periods.

Valuation Allowances

The Company established valuation allowances for some of its deferred tax assets, as it is more likely than not that these assets will not be realized in the foreseeable future. The Company concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowances have been provided on these assets.

The balances and activity related to the Company's valuation allowances were as follows:

(In millions)	Beginning Balance	Additions	Reductions	Ending Balance
2025[1]	$ 26	29	(11)	$ 44
2024[2]	$ 50	5	(29)	$ 26
2023[3]	$ 44	16	(10)	$ 50

(1) In 2025, the additions primarily consisted of $14 million due to an increase in foreign net operating loss carryforward and $10 million due to the final purchase price allocation for the Wincanton Acquisition.
(2) In 2024, the Company released $22 million of valuation allowance in France.
(3) In 2023, concurrent with an acquisition, the Company acquired $8 million of valuation allowance.

Unrecognized Tax Benefits

A reconciliation of the beginning unrecognized tax benefits balance to the ending balance is presented in the following table:

(In millions)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Beginning balance	$ 3	$ 4	$ 3
Increases related to positions taken during current year	7	—	—
Increases related to positions taken during prior year	—	—	1
Settlements with tax authorities	—	(1)	—
Gross unrecognized tax benefits	$ 10	$ 3	$ 4
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$ 10	$ 3	$ 4

The Company is subject to taxation in the U.S. and foreign jurisdictions. As of December 31, 2025, there are no ongoing examinations in the United States. Various foreign tax returns for years after 2009 are open under relevant statutes of limitations and are subject to audit.

18. Commitments and Contingencies

The Company is involved, and will continue to be involved, in numerous legal proceedings arising from the conduct of its business. These proceedings may include personal injury claims arising from the transportation and handling of goods, contractual disputes and employment-related claims, including alleged violations of wage and hour laws.

The Company establishes accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company reviews and adjusts accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to a loss exists in excess of the amount accrued, the Company assesses whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, the Company discloses the estimate of the possible loss or range of loss if it is material and an estimate can be made, or discloses that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on management's assessment, together with legal counsel, regarding the ultimate outcome of the matter.

Management of the Company believes that it has adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. Management of the Company does not believe that the ultimate resolution of any matters to which the Company is presently a party will have a material adverse effect on its results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's financial condition, results of operations or cash flows. Legal costs related to these matters are expensed as they are incurred.

The Company carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting its operations. In the event the Company is required to satisfy a legal claim outside the scope of the coverage provided by insurance, its financial condition, results of operations or cash flows could be negatively impacted.

On July 2, 2024, the Italian authorities initiated an investigation into the deductibility of value-added tax (VAT) payments made by the Company to certain third-party service providers. In 2025, the Company recorded €61 million ($65 million) of expense, including legal fees, and made final payments of €59 million ($68 million) to the Italian authorities in connection with the settlement of this matter. Related expenses, including legal fees, were recorded in Regulatory matter and litigation expense in the Consolidated Statements of Operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

None.

Item 9A. Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2025 were effective as of such time such that the information required to be included in our Securities and Exchange Commission ("SEC") reports is: (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries, and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15 under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our CEO and CFO, we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the "Internal Control - Integrated Framework" (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report, has issued an audit report, which is included elsewhere within this Annual Report, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Other than the design and implementation of internal controls related to the acquisition of Wincanton plc (now "Wincanton Limited"), there have not been any changes in our internal control over financial reporting during the three months ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Compensatory Arrangement of the Chief Revenue Officer & President of Europe of the Company

As previously disclosed on October 29, 2025 (the "Prior Disclosure"), the Company announced that the Company and Richard Cawston mutually agreed that Mr. Cawston will depart from his employment in March 2026. Mr. Cawston served as Chief Revenue Officer & President of Europe of the Company until January 26, 2026, when Karen Bomber was appointed Chief Commercial Officer of the Company, and since then Mr. Cawston has been supporting a successful transition.

As contemplated in the Prior Disclosure, Mr. Cawston has entered into a settlement agreement with the Company that includes a general release of claims in favor of the Company, and provides the following: (a) Mr. Cawston will receive (i) all severance payments and benefits due to him in connection with a termination without cause under the Company's Severance Plan, as well as all pay and benefits due to him pursuant to his July 12, 2021 Service Agreement, (ii) $1,000,000, less appropriate deductions for income tax and employees' insurance contributions (as defined in the settlement agreement), to be paid in eight equal quarterly installments, beginning on the next available payroll date in which the Company can reasonably process the payment following the earlier of June 14, 2027 or the date three months after the date on which Mr. Cawston commences garden leave, if applicable, subject to Mr. Cawston's not having competed with the Company or any of its subsidiaries or affiliates in the 12 months immediately prior to each such payment date, and (iii) certain outplacement services; and (b) Mr. Cawston's outstanding Company service-based restricted stock units and performance-based restricted stock units (to the extent earned based on actual performance) will be subject to pro-rated vesting through the termination date in accordance with their existing terms.

The foregoing summary of Mr. Cawston's settlement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of Mr. Cawston's settlement agreement, a copy of which is filed as Exhibit 10.34 to this Form 10-K and is incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 of Part III of Form 10-K (other than certain information required by Item 401 of Regulation S-K with respect to our executive officers, which is provided under Item 1 of Part I of this Annual Report) will be set forth in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2026.

We have adopted a Code of Business Ethics (the "Code of Ethics"), which is applicable to our principal executive officer, principal financial officer, principal accounting officer and other senior officers. The Code of Ethics is available on our website at www.ethics.gxo.com. In the event that we amend or waive any of the provisions of the Code of Ethics that relate to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, we intend to disclose the same on our website at the web address specified above.

We have insider trading policies and procedures that govern the purchase, sale and other dispositions of our securities by directors, officers and certain employees of the company (including its subsidiaries). We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation.

The information required by Item 11 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2026.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Part III of Form 10-K, including information regarding security ownership of certain beneficial owners and management and information regarding securities authorized for issuance under equity compensation plans, will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2026.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information will be filed with the SEC on or before April 30, 2026.

Item 14. Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Auditor Firm ID: 185.

The information required by Item 14 of Part III of Form 10-K will be set forth in our Proxy Statement for the 2026 Annual Meeting of Stockholders and is incorporated herein by reference. The Proxy Statement, or an amendment to this Annual Report containing the information, will be filed with the SEC on or before April 30, 2026.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

Financial Statements and Financial Statement Schedules

The list of Consolidated Financial Statements provided in the Index to Consolidated Financial Statements is incorporated herein by reference. Such Consolidated Financial Statements are filed as part of this Annual Report. All financial statement schedules are omitted because the required information is not applicable or because the information required is included in the Consolidated Financial Statements and notes thereto.

Exhibit Number	Description
2.1	Separation and Distribution Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
2.2	Cash offer for Wincanton plc by GXO Logistics, Inc., dated as of February 29, 2024 (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on February 29, 2024).
3.1	Amended and Restated Certificate of Incorporation of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
3.2	The Amendment to the Amended and Restated Certificate of Incorporation of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 23, 2024).
3.3	Second Amended and Restated Bylaws of GXO Logistics, Inc. (incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
4.1	Indenture, dated as of July 2, 2021, among GXO Logistics, Inc. and Wells Fargo Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
4.2	First Supplemental Indenture, dated as of July 2, 2021, among GXO Logistics, Inc. and Wells Fargo Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.2 to the Company's Amendment No. 3 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 7, 2021).
4.3	Second Supplemental Indenture, dated as of May 6, 2024, by and between GXO and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 6, 2024).
4.4	Third Supplemental Indenture, dated as of November 24, 2025, among GXO Logistics, Inc., GXO Logistics Capital B.V. and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on November 24, 2025).
4.5	Indenture, dated as of November 24, 2025, among GXO Logistics, Inc., GXO Logistics Capital B.V. and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on November 24, 2025).
4.6	First Supplemental Indenture, dated as of November 24, 2025, among GXO Logistics, Inc., GXO Logistics Capital B.V. and Computershare Trust Company, N.A as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on November 24, 2025).
4.7	Registration Rights Agreement by and among Jacobs Private Equity, LLC and GXO Logistics, Inc., dated as of September 29, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on October 1, 2021).

4.8	Description of Securities (incorporated by reference to Exhibit 4.5 of the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 17, 2022).
10.1	Tax Matters Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.2	Employee Matters Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of August 1, 2021 (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.3	Intellectual Property License Agreement by and between XPO Logistics, Inc. and GXO Logistics, Inc., dated as of July 30, 2021 (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.4***	Term Loan Credit Agreement, dated as of May 25, 2022, by and among the Company, the lenders and other parties from time to time party thereto, and Barclays Bank plc, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on May 26, 2022).
10.5	Amendment No. 1 to 5-Year Term Loan Credit Agreement, dated as of November 24, 2025, among GXO Logistics, Inc., the lenders party thereto and Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on November 24, 2025).
10.6	Term Loan Credit Agreement, dated as of March 29, 2024, by and among GXO, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on April 1, 2024).
10.7	Credit Agreement, dated as of March 29, 2024, by and among GXO, the lenders and other parties from time to time party thereto, and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on April 1, 2024).
10.8	Amendment No. 1 to Credit Agreement, dated as of November 24, 2025, among GXO Logistics, Inc., the lenders party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on November 24, 2025).
10.9+	Form of Option Award Agreement under the GXO Logistics, Inc. 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.10+	GXO Logistics, Inc. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.11+	GXO Logistics, Inc. Severance Plan (incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.12+	GXO Logistics, Inc. Cash Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 of the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on August 2, 2021).
10.13+	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.14+	Form of Restricted Stock Unit Award Agreement (Service-Vesting) (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.15+	Form of Restricted Stock Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 5, 2022).
10.16+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 5, 2022).

10.17+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 8, 2024).
10.18+	GXO Logistics, Inc. Long-Term Cash Award Agreement Under the 2021 Omnibus Incentive Compensation Plan ((incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 18, 2025).
10.19+	Form of Restricted Stock Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 8, 2025).
10.20+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on May 8, 2025).
10.21+	Form of Performance Share Unit Award Agreement (2021 Omnibus Incentive Compensation Plan) (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 6, 2025).
10.22+	Offer Letter, dated June 19, 2025, between Patrick Kelleher and GXO Logistics, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Commission file no. 001-40470) filed with the SEC on June 20, 2025).
10.23+	Offer Letter between XPO Logistics Europe and Malcolm Wilson, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.24+	Service Agreement between XPO Supply Chain UK Limited and Malcolm Wilson, dated as of May 14, 2021 (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.25+	Settlement Agreement, dated as of February 17, 2025, by and between GXO Logistics UK Limited and Malcolm Wilson (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K(Commission file no. 001-40470) files with the SEC on February 18, 2025).
10.26+	Offer Letter between XPO Logistics Europe and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.16 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.27+	Service Agreement between XPO Supply Chain UK Limited and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.28+	Pension Top Up Letter between XPO Logistics Europe and Karlis Kirsis, dated as of July 9, 2021 (incorporated by reference to Exhibit 10.15 to the Company's Amendment No. 4 to the Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on July 15, 2021).
10.29+	Offer Letter between XPO Logistics, Inc. and Baris Oran, dated as of April 20, 2021 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form 10 (Commission file no. 001-40470) filed with the SEC on June 9, 2021).
10.30+	Settlement Agreement, dated as of November 4, 2025, by and between GXO Logistics, Inc. and Baris Oran (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on November 6, 2025).
10.31+	Offer Letter between GXO Logistics, Inc. and Elizabeth Fogarty, dated as of October 22, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-40470) filed with the SEC on November 2, 2021).
10.32+	Offer Letter between XPO Supply Chain UK Limited and Richard Cawston, dated as of July 14, 2021 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 15, 2024).
10.33+	Service Agreement between XPO Supply Chain UK Limited and Richard Cawston, dated as of July 12, 2021 (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K (Commission file no. 001-40470) filed with the SEC on February 15, 2024).
10.34*+	Settlement Agreement, dated as of February 20, 2026, by and between GXO Logistics UK Limited and Richard Cawston.

10.35+	Offer Letter between GXO Logistics FST Limited and Corinna Refsgaard, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
10.36+	Service Agreement between GXO Logistics FST Limited and Corinna Refsgaard, dated as of February 23, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
10.37+	Pension Top Up Letter between GXO Logistics FST Limited and Corinna Refsgaard, dated as of April 10, 2024 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
10.38+	Agreement and Promise of Reimbursement between GXO Logistics FST Limited and Corinna Refsgaard, dated as of March 7, 2024 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (Commission file no. 001-404070) filed with the SEC on August 6, 2024).
10.39*+	Employment contract between GXO Logistics Netherlands B.V. and Bart Beeks, dated as of February 12, 2026.
10.40*+	Benefits Letter between GXO Logistics, Inc. and Bart Beeks, dated as of January 29, 2026.
10.41*+	Offer letter between GXO Logistics, Inc. and Karen Bomber, dated as of January 15, 2026.
19.1*	GXO Logistics, Inc. Insider Trading Policy, effective March 18, 2025.
21.1*	Subsidiaries of the Registrant.
22.1*	Subsidiary Guarantors and Issuers of Guaranteed Securities.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
32.1**	Certification of the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
32.2**	Certification of the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
97.1*	GXO Logistics, Inc. Amended and Restated Clawback Policy.
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.
***	Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted exhibits to the SEC or its staff upon its request.
+	This exhibit is a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GXO Logistics, Inc.

Date: February 25, 2026   By: /s/ Patrick Kelleher

Patrick Kelleher
Chief Executive Officer
(Principal Executive Officer)

Date: February 25, 2026   By: /s/ Baris Oran

Baris Oran
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the dates indicated.

Signature	Title	Date
/s/ Patrick Kelleher Patrick Kelleher	Chief Executive Officer (Principal Executive Officer)	February 25, 2026
/s/ Baris Oran Baris Oran	Chief Financial Officer (Principal Financial Officer)	February 25, 2026
/s/ Paul Blanchett Paul Blanchett	Chief Accounting Officer (Principal Accounting Officer)	February 25, 2026
/s/ Patrick Byrne Patrick Byrne	Director (Chairman)	February 25, 2026
/s/ Marlene Colucci Marlene Colucci	Director (Lead Independent Director)	February 25, 2026
/s/ Todd Cooper Todd Cooper	Director	February 25, 2026
/s/ Matt Fassler Matt Fassler	Director	February 25, 2026
/s/ Michael Kneeland Michael Kneeland	Director	February 25, 2026
/s/ Julio Nemeth Julio Nemeth	Director	February 25, 2026
/s/ Torsten Pilz Torsten Pilz	Director	February 25, 2026
/s/ Laura Wilkin Laura Wilkin	Director	February 25, 2026
/s/ Kyle Wismans Kyle Wismans	Director	February 25, 2026



BOARD OF DIRECTORS:

Patrick Byrne
Chairman, GXO Logistics, Inc.

Todd Cooper
President, Advanced Technology Solutions,
Celestica Inc.

Marlene Colucci
Lead Independent Director, GXO Logistics, Inc.
Chief Executive Officer, The Business Council

Matthew Fassler
Chief Strategy Officer, QXO, Inc.

Michael Kneeland
Chairman, United Rentals, Inc.

Julio Nemeth
Former Chief Product Supply Officer,
The Procter & Gamble Company

Torsten Pilz, Ph.D.
Former Group President, Enterprise Supply Chain,
3M Company

Laura Wilkin
Founder and Chief Executive Officer,
Excelerate Supply Chain Advisory Services

Kyle Wismans
Chief Financial Officer, XPO, Inc.

EXECUTIVE OFFICERS:

Patrick Kelleher
Chief Executive Officer

Bart Beeks
Chief Operating Officer

Karen Bomber
Chief Commercial Officer

Karlis Kirsis
Chief Legal Officer

Corinna Refsgaard
Chief Human Resources Officer

Mark Suchinski
Chief Financial Officer

COMMON STOCK:

The company's common stock is traded on the NYSE under the symbol "GXO."

COMPANY FINANCIAL INFORMATION:

Copies of GXO Logistics, Inc.'s financial information such as the company's Annual Report on Form 10-K as filed with the SEC, quarterly reports on Form 10-Q and Proxy Statement are available on the Company's website at https://www.gxo.com or by contacting Investor Relations at our headquarters address.

ANNUAL MEETING OF STOCKHOLDERS:

The Annual Meeting of Stockholders will be held May 20, 2026, at 9:00 a.m. Eastern Time as a virtual meeting via webcast. You can access the meeting at https: www.meetnow.global/M5JFT4M with your control number.

HEADQUARTERS:

Two American Lane
Greenwich, CT 06831
Tel. 1-203-489-1287

TRANSFER AGENT:

Computershare Trust Company, N.A.
Tel. 1-800-736-3001
www.computershare.com/investor

Mailing address - courier:
150 Royall Street, Suite 101
Canton, MA 02021

Mailing address - regular mail:
P.O. Box 43078
Providence, RI 02940-3078

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

KPMG LLP, New York, NY

GXO

Logistics at full potential

GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831
USA
gxo.com